UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release Highlights

The main figures reported by Bradesco in the first quarter of 2017, with emphasis on the consolidation, from July 1, 2016, of HSBC Bank Brasil S.A. and its subsidiaries (HSBC Brasil):

1.   Adjusted Net Income(1) for the first quarter of 2017 stood at R$4.648 billion (a 13.0% increase compared to the Adjusted Net Income of R$4.113 billion recorded in the first quarter of 2016), corresponding to earnings per share of R$3.19 and return on Average Adjusted Shareholders’ Equity(2) of 18.3%(2).

2.   As for the source, the Adjusted Net Income is composed of R$3.274 billion from financial activities, representing 70.4% of the total, and of R$1.374 billion from insurance, pension plans and capitalization bond operations, which together account for 29.6%.

3.   In March 2017, Bradesco’s market capitalization stood at R$178.208 billion(3), showing a growth of 24.0% over March 2016.

4.   Total Assets, in March 2017, stood at R$1.294 trillion, an increase of 17.5% over the March 2016 balance. The return on Average Total Assets was 1.4%.

5.   In March 2017, the Expanded Loan Portfolio(4) reached R$502.714 billion, an increase of 8.5% over March 2016. Operations with individuals totaled R$171.820 billion (an increase of 16.3% over March 2016), while operations with companies totaled R$330.894 billion (a 4.9% increase over March 2016).

6.   Assets under Management stood at R$1.944 trillion, a 22.3% increase over March 2016.

7.   Shareholders’ Equity totaled R$104.558 billion in March 2017, 12.0% higher than in March 2016. The Basel III Ratio, based on the Prudential Conglomerate stood at 15.3%, 12.0% of which is Tier I Capital.

8.   The sum of R$1,845 billion was paid and provisioned to shareholders as Interest on Shareholders’ Equity for the profit generated in the first quarter of 2017, R$300.551 million of which were paid in the form of monthly installments, and R$1.544 billion were provisioned.

9.   The Interest-Earning Portion reached R$15.900 billion in the first quarter of 2017, exhibiting growth of 7.9% compared to the first quarter of 2016.

10. The 90-day Delinquency Ratio stood at 5.6% in March 2017, being reduced to 5.2% disregarding a specific corporate client that was already fully provisioned (5.5% in December 2016 and 4.2% in March 2016).

11. The Efficiency Ratio (ER)(5) in March 2017 was 40.8% (37.2% in March 2016), while the “risk adjusted” efficiency ratio stood at 53.1% (47.1% in March 2016).

12. Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$17.948 billion in the first quarter of 2017, up 18.2% when compared with the same period of 2016. Technical provisions stood at R$229.433 billion, an increase of 25.4% compared with the balance in March 2016.

13. Investments in infrastructure, information technology and telecommunications amounted to R$1.408 billion in the first quarter of 2017, up 1.3% over the first quarter of 2016.

14. Taxes and contributions paid or recorded in provision, including social security, totaled R$9.700 billion in the first quarter of 2017, of which R$3.531 billion was related to taxes withheld and collected from third parties, and R$6.169 billion, was calculated based on activities developed by the Bradesco Organization, equivalent to 132.7% of the Adjusted Net Income(1).

15. Bradesco has an extensive Customer Service Network in Brazil, with 5,122 Branches and 3,971 Customer Service Points (PAs). The following are also available to Bradesco clients: 1,004 ATMs located on company premises (PAEs), 38,525 Bradesco Expresso customer service points, 36,095 Bradesco ATMs, and 20,584 Banco24Horas Network ATMs.

16.   Payroll, plus charges and benefits totaled R$4.244 billion in the first quarter of 2017. Social benefits provided to all 106,644 employees of the Bradesco Organization and their dependents amounted to R$1.133 billion, while investments in education, training and development programs totaled R$31.451 million.

 4 Economic and Financial Analysis Report – March 2017

Press Release Highlights

17. Major Awards and Acknowledgments in the period:

Bradesco Organization is fully committed to the socio-economic development of the country. We set our business guidelines and strategies with a view of incorporating the best corporate sustainability practices, considering the context and the potential of each region, thus contributing to the generation of shared value in the long term. To reinforce this position, we emphasized adherence to globally recognized business initiatives, such as: Global Compact, Equator Principles, CDP (Carbon Disclosure Program), Principles for Responsible Investment (PRI), GHG Protocol Program (Brazilian Greenhouse Gas Emissions Program) and Companies for Climate Change (EPC). Our governance structure includes the Sustainability Committee, comprised by member of the Board of Directors and Vice-Presidents, which is responsible for advising the Board of Directors on establishing guidelines and corporate actions for this area, and with the Executive Multi-departmental Committee responsible for coordinating the strategy’s implementation. Excellence in business management is recognized by the main indexes of Sustainability, such as the Dow Jones Sustainability Index (DJSI) – “Emerging Markets”, of the New York Stock Exchange, the Corporate Sustainability Index (ISE), and the Carbon Efficient Index (ICO2), both from B3 (current name of BM&FBovespa and CETIP).

With a broad social and educational program put in place 60 years ago, Fundação Bradesco operates 40 schools across Brazil. In 2017, a budget of R$625.944 million will benefit approximately 104,228 students enrolled in its schools at the following levels: Basic Education (from Kindergarten to High School and Higher Secondary Technical-Professional Education), youth and adult education; and preliminary and continued vocational training, focused on creating jobs and income. In addition to the guarantee of free, quality education, the students enrolled in the Basic Education system, numbering over 43 thousand, also receive uniforms, school supplies, meals, and medical and dental assistance. Fundação also expects to benefit 630 thousand students via distance learning (EaD), through its e-Learning portal “Escola Virtual” (Virtual School). where students can conclude at least one of the courses offered in its schedule. Another 15,040 students are taking part in projects and actions in partnership with the Program Educa+Ação and in Technology courses.

•      it enjoyed pride of place in the "IT Executive of the Year" award, in the Banking category, with the case entitled “BIA - Bradesco Artificial Intelligence – Branch Service Center - with Watson (Study by IT Mídia in partnership with Korn Ferry);

•      UniBrad won the international award "GlobalCCU Awards 2017" for best corporate university in the world (Global Council of Corporate Universities);

•      It was one of the winners in the “2016 Information Technology Professional” award, in the Banking segment (Informática Hoje Magazine);

•      Bradesco BBI was awarded as “Best Investment Bank in Brazil in 2017" and appeared, in 2017 and YTD, in first place in the ranking of mergers and acquisitions, domestic debt, international debt and equity (Best Investment Banks in the World Edition - Global Finance Magazine);

•      BRAM was rated AMP-1 (very strong) by the agency Standard & Poor’s, which is considered the highest on the management quality scale of S&P Global Ratings;

•      BRAM features in a prominent position in the report on small-cap stock funds, for having the most profitable funds of 2017 (IstoÉ Magazine);

•      Bradesco Seguros Group won two trophies in three categories in the “Brazil Insurer Award”: Best Performance, Best Sales Growth and Global Market Leader (Editora Brasil Notícias);

•      Bradesco Seguros Group won the "Outstanding Companies" award in the Insurance, Health, Pension and Capitalization segment (Centro de Inteligência Padrão – CIP (Standard Intelligence Center), in partnership with Consumidor Moderno magazine); and

•      Bradesco became the leader of the Capitalization Bond market in 2016 (Superintendence of Private Insurance – Susep).

(1) According to the non-recurring events described on page 8 of this Economic and Financial Analysis Report; (2) As of the first quarter of 2016, the annualized profitability has been calculated on a linear basis, and also, it excludes mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances on credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

Bradesco 5

Press Release Main Information

R$ million	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	Variation %
									1Q17 x 4Q16	1Q17 x 1Q16
Income Statement for the Period
Book Net Income	4,071	3,592	3,236	4,134	4,121	4,353	4,120	4,473	13.3	(1.2)
Adjusted Net Income	4,648	4,385	4,462	4,161	4,113	4,562	4,533	4,504	6.0	13.0
Total Net Interest Income	15,616	15,669	16,931	14,962	14,892	14,512	13,735	13,541	(0.3)	4.9
Gross Credit Intermediation Margin	12,567	13,403	13,600	11,408	11,486	11,313	10,806	10,427	(6.2)	9.4
Net Credit Intermediation Margin	7,705	7,878	7,858	6,384	6,038	7,121	6,954	6,877	(2.2)	27.6
Allowance for Loan Losses (ALL) Expenses	(4,862)	(5,525)	(5,742)	(5,024)	(5,448)	(4,192)	(3,852)	(3,550)	(12.0)	(10.8)
Fee and Commission Income	7,430	7,545	7,450	6,624	6,405	6,597	6,380	6,118	(1.5)	16.0
Administrative and Personnel Expenses	(9,676)	(10,482)	(10,267)	(8,152)	(7,870)	(8,413)	(7,997)	(7,544)	(7.7)	22.9
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	17,948	21,247	17,733	17,253	15,186	19,130	15,125	16,723	(15.5)	18.2
Statement of Financial Position
Total Assets (1)	1,294,139	1,293,559	1,270,139	1,105,244	1,101,763	1,079,755	1,050,983	1,029,762	-	17.5
Securities	549,700	549,873	509,184	437,580	414,926	407,584	364,472	356,115	-	32.5
Loan Operations (2)	502,714	514,990	521,771	447,492	463,208	474,027	474,488	463,406	(2.4)	8.5
- Individuals	171,820	172,045	171,067	148,919	147,759	147,749	145,234	143,461	(0.1)	16.3
- Companies	330,894	342,945	350,704	298,573	315,449	326,278	329,253	319,945	(3.5)	4.9
Allowance for Loan Losses (ALL) (3)	(39,181)	(40,714)	(40,416)	(31,875)	(30,497)	(29,499)	(28,670)	(23,801)	(3.8)	28.5
Total Deposits	235,432	234,214	239,937	179,436	189,192	195,760	203,637	195,926	0.5	24.4
Technical Provisions	229,433	223,342	213,608	190,649	182,973	177,835	168,629	164,566	2.7	25.4
Shareholders' Equity	104,558	100,442	98,550	96,358	93,330	88,907	86,233	86,972	4.1	12.0
Assets under Management	1,943,687	1,904,912	1,865,755	1,589,319	1,589,307	1,510,396	1,452,528	1,443,989	2.0	22.3
Performance Indicators (%)
Adjusted Net Income per Share - R$ (4) (5)	3.19	3.09	3.13	3.14	3.20	3.23	3.15	3.05	3.1	(0.3)
Book Value per Common and Preferred Share - R$ (5)	18.90	18.16	17.81	17.42	16.87	16.07	15.59	15.71	4.1	12.0
Annualized Return on Average Equity (6) (7)	18.3	17.6	17.6	17.4	17.5	20.5	20.7	20.8	0.7 p.p.	0.8 p.p.
Annualized Return on Average Assets (7)	1.4	1.5	1.5	1.5	1.5	1.7	1.7	1.7	(0.1) p.p.	(0.1) p.p.
12-month Net Interest Margin - NIM = Adjusted Net Interest Income /Average Assets – Repos – Permanent Assets	7.3	7.5	7.6	7.5	7.5	7.5	7.6	7.6	(0.2) p.p.	(0.2) p.p.
Fixed Asset Ratio (13)	42.3	44.8	44.4	33.8	34.0	35.2	38.6	39.6	(2.5) p.p.	8.3 p.p.
Combined Ratio - Insurance (8)	85.2	85.9	90.0	89.6	86.1	86.5	86.9	86.5	(0.7) p.p.	(0.9) p.p.
Efficiency Ratio (ER) (4)	40.8	39.5	38.2	37.4	37.2	37.5	37.9	37.9	1.3 p.p.	3.6 p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (4)	75.3	76.2	78.0	80.2	80.1	80.0	79.1	78.7	(0.9) p.p.	(4.8) p.p.
Market Capitalization - R$ million (9)	178,208	160,813	160,472	144,366	143,720	100,044	113,288	142,098	10.8	24.0
Loan Portfolio Quality % (10)
ALL / Loan Portfolio (3)	10.3	10.4	10.1	9.3	8.6	8.0	7.8	6.7	(0.1) p.p.	1.7 p.p.
Non-performing Loans (> 60 days (11) / Loan Portfolio)	6.7	6.5	6.4	5.8	5.3	5.0	4.7	4.6	0.2 p.p.	1.4 p.p.
Delinquency Ratio (> 90 days (11) / Loan Portfolio)	5.6	5.5	5.4	4.6	4.2	4.1	3.8	3.7	0.1 p.p.	1.4 p.p.
Coverage Ratio (> 90 days (11)) (3)	182.1	188.4	189.1	201.0	204.2	198.0	205.7	180.4	(6.3) p.p.	(22.1) p.p.
Coverage Ratio (> 60 days (11)) (3)	154.0	158.8	158.3	160.7	162.9	161.7	168.4	146.5	(4.8) p.p.	(8.9) p.p.
Operating Limits %
Basel Ratio - Total (12) (13)	15.3	15.4	15.3	17.7	16.9	16.8	14.5	16.0	(0.1) p.p.	(1.6) p.p.
Tier I Capital	12.0	12.0	11.9	13.7	12.9	12.7	11.4	12.8	-	(0.9) p.p.
- Common Equity	11.2	11.2	11.1	13.7	12.9	12.7	11.4	12.8	-	(1.7) p.p.
- Additional Capital	0.8	0.8	0.8	-	-	-	-	-	-	0.8 p.p.
Tier II Capital	3.3	3.4	3.4	4.0	4.0	4.1	3.0	3.2	(0.1) p.p.	(0.7) p.p.

 6 Economic and Financial Analysis Report – March 2017

Press Release Main Information

	Mar17	Dec16	Sept16	June16	Mar16	Dec15	Sept15	June15	Variation %
									Mar17 x Dec16	Mar17 x Mar16
Structural Information - Units
Customer Service Points (14)	60,570	60,610	62,535	61,565	63,552	65,851	71,738	74,270	(0.1)	(4.7)
- Branches	5,122	5,314	5,337	4,483	4,509	4,507	4,593	4,628	(3.6)	13.6
- PAs (15)	3,971	3,821	3,902	3,485	3,535	3,511	3,496	3,463	3.9	12.3
- PAEs (15)	1,004	1,013	1,049	726	739	736	845	980	(0.9)	35.9
- Offsite ATM Network - Bradesco (16) (17)	97	186	280	342	435	627	874	1,112	(47.8)	(77.7)
- Banco24Horas Network (16)	10,960	10,972	11,147	11,127	11,298	11,721	11,917	12,127	(0.1)	(3.0)
- Bradesco Expresso (Correspondent Banks)	38,525	38,430	39,885	40,452	41,953	43,560	48,175	50,042	0.2	(8.2)
- Bradesco Promotora	815	797	857	936	1,069	1,175	1,824	1,904	2.3	(23.8)
- Losango	63	63	63	-	-	-	-	-	-	-
- Branches / Subsidiaries Abroad	13	14	15	14	14	14	14	14	(7.1)	(7.1)
ATMs	56,679	56,110	53,814	50,836	50,435	50,467	50,113	49,410	1.0	12.4
- Onsite Network - Bradesco	36,095	36,119	34,230	31,761	31,668	31,527	31,495	31,132	(0.1)	14.0
- Banco24Horas Network (16)	20,584	19,991	19,584	19,075	18,767	18,940	18,618	18,278	3.0	9.7
Employees	106,644	108,793	109,922	89,424	91,395	92,861	93,696	93,902	(2.0)	16.7
Outsourced Employees and Interns	16,472	16,702	16,790	12,978	13,009	13,223	13,333	13,111	(1.4)	26.6
.
Active Account Holders (18) (19)	26.6	26.8	27.2	25.2	25.6	26.0	26.4	26.5	(0.7)	3.9
Savings Accounts (20)	58.1	62.1	58.8	55.4	55.7	60.1	57.0	57.6	(6.4)	4.3
Insurance Group	50.4	51.3	49.9	49.6	50.6	49.8	48.2	47.8	(1.8)	(0.4)
- Policyholders	44.7	45.7	44.2	44.2	45.1	44.2	42.5	42.0	(2.2)	(0.9)
- Pension Plan Participants	2.6	2.6	2.6	2.4	2.4	2.4	2.4	2.4	-	8.3
- Capitalization Bond Customers	3.1	3.0	3.1	3.0	3.1	3.2	3.3	3.4	3.3	-
Bradesco Financiamentos (18)	1.3	2.6	2.6	2.6	2.7	2.8	2.8	2.9	(50.0)	(51.9)

(1)   For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement by Operating Segment, in chapter 6 of this report;

(2)   Expanded Loan Portfolio: includes sureties and guarantees, credit letters, advances on credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;

(3)   Up to December 2016, it Includes provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision. In the third quarter of 2015, it includes an excess provision/ratings downgrade, considered as a non-recurring event, totaling R$3,704 million, whose balance of the excess provision went from R$4,004 million, in June 2015, to R$6,409 million, in September 2015. In September 2016, the excess provision totaled R$7,491 million, impacted, partially, by the effect of the consolidation of HSBC Brasil, which occurred in the third quarter of 2016. In March 2017, pursuant to Resolution No. 4,512/16, regarding treatment of financial guarantees provided, balance of excess provision went from R$7,491 million to R$6,907 million;

(4)   In the last 12 months;

(5)   For comparison purposes, shares were adjusted in accordance with bonuses and stock splits;

(6)   Excluding mark-to-market effect of Available-for-Sale Securities recorded under Shareholders’ Equity;

(7)   Year-to-Date Adjusted Net Income. As of the first quarter of 2016, the Annualized Returns have been calculated on a linear basis and for the best effect of comparability, the previous periods have been readjusted;

(8)   Excludes additional reserves;

(9)   Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;

(10) As defined by the Brazilian Central Bank (Bacen);

(11) Overdue loans;

(12) Since October 2013, the Basel Ratio calculation has followed regulatory guidelines set forth in Resolutions No. 4,192/13 and No. 4,193/13 (Basel III);

(13) As of March 2015, the calculated ratio based on the Prudential Conglomerate is included, as set forth in Resolution No. 4,192/13. It is important to note that the Prudential Conglomerate is calculated in accordance with the regulatory guidelines set forth in Resolution No. 4,280/13;

(14) The decrease observed from 2015 is related to: (i) the migration of “Offsite ATM Network – Bradesco)” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso (Correspondent Banks).

(15) PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to Resolution No. 4,072/12; and PAEs – ATMs located on a company’s premises;

(16) Including overlapping ATMs and customer service points within the Bank’s own network and the Banco24Horas Network, reason for which the ATMs and customer service points of Banco24Horas relating to the consolidation of HSBC Brasil were not segregated;

(17) This decrease is related to the sharing of the offsite ATM network with the Banco24Horas Network;

(18) Number of individual clients (National Registry of Legal Entities (CNPJ) and Individual Taxpayer Registry (CPF));

(19) Refers to first and second checking account holders; and

(20) Number of accounts.

Bradesco 7

Press Release Book Net Income vs. Adjusted Net Income

The main non-recurring events that affected Book Net Income in the periods below are presented in the following comparative chart:

R$ million	1Q17	4Q16	1Q16
Book Net Income	4,071	3,592	4,121
Non-recurring events (net of tax effects)	577	793	(8)
- Goodwill amortization (Gross)	554	342	-
- Contingent Liabilities (1)	23	257	25
- Impairment of Non-Financial Assets (2)	-	157	57
- Other (3)	-	37	(90)
Adjusted Net Income	4,648	4,385	4,113

(1)   In the fourth quarter of 2016, it is largely related to provision for contingent liabilities, originating from loan assignment liabilities - FCVS, in the amount of R$235 million;

(2)   Impairment loss was recorded in the fourth quarter of 2016 in: (i) data processing systems/others, in the amount of R$137 million; and (ii) shares, in the amount of R$20 million (R$57 million, in the first quarter of 2016); and

(3)   Refers to: (i) in the fourth quarter of 2016, to other non-recurring expenses, such as costs with migration/takeover of HSBC Brasil; and (ii) in the first quarter of 2016, to earnings in the partial disposal of investments.

Summarized Analysis of Adjusted Income

To provide a better understanding and for comparison purposes of Bradesco results, in chapters 1 and 2 of this report we use the Adjusted Income Statement, which is obtained from adjustments made to the Managerial Income Statement, detailed at the end of this Press Release.

It should be noted that, for the accounts of the Adjusted Income Statement, effects of the consolidation of HSBC Brasil are covered, from July 1, 2016, and as additional information, we are present, at the end of chapter 2 of this report, a comparison of the Financial Statements, taking into account consolidated "pro forma" financial information, including the consolidation of HSBC Brasil in the first quarter of 2016, for comparison purposes.

Adjusted Income Statement - R$ million	1Q17	4Q16	Variation		1Q17	1Q16	Variation
			Amount	%			Amount	%
Net Interest Income	15,616	15,669	(53)	(0.3)	15,616	14,892	724	4.9
- NII - Interest Earning Portion	15,900	16,743	(843)	(5.0)	15,900	14,734	1,166	7.9
- NII - Non-Interest Earning Portion	136	190	(54)	(28.4)	136	158	(22)	(13.9)
- Impairment of Financial Assets	(420)	(1,264)	844	(66.8)	(420)	-	(420)	-
ALL Expenses	(4,862)	(5,525)	663	(12.0)	(4,862)	(5,448)	586	(10.8)
Gross Income from Financial Intermediation	10,754	10,144	610	6.0	10,754	9,444	1,310	13.9
Income from Insurance Premiums, Pension Plans and Capitalization bonds, net of Variation of Technical Provisions, Retained Claims and others (1)	1,627	1,680	(53)	(3.2)	1,627	1,625	2	0.1
Fee and Commission Income	7,430	7,545	(115)	(1.5)	7,430	6,405	1,025	16.0
Personnel Expenses	(4,822)	(5,071)	249	(4.9)	(4,822)	(3,754)	(1,068)	28.4
Other Administrative Expenses	(4,854)	(5,411)	557	(10.3)	(4,854)	(4,116)	(738)	17.9
Tax Expenses	(1,772)	(1,703)	(69)	4.1	(1,772)	(1,418)	(354)	25.0
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	58	48	10	20.8	58	40	18	45.0
Other Operating Income / (Expenses)	(1,833)	(1,634)	(199)	12.2	(1,833)	(1,669)	(164)	9.8
Operating Income	6,588	5,598	990	17.7	6,588	6,557	31	0.5
Non-Operating Income	(52)	(13)	(39)	-	(52)	(87)	35	(40.2)
Income Tax / Social Contribution	(1,839)	(1,157)	(682)	58.9	(1,839)	(2,311)	472	(20.4)
Non-controlling interests in subsidiaries	(49)	(43)	(6)	14.0	(49)	(46)	(3)	6.5
Adjusted Net Income	4,648	4,385	263	6.0	4,648	4,113	535	13.0
(1)   “Other”, includes: Capitalization Bond Draws and Redemptions; and Insurance, Pension Plan and Capitalization Bond Sales Expenses.

 8 Economic and Financial Analysis Report – March 2017

Press Release Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

The Return on Average Adjusted Shareholders’ Equity (ROAE), which is calculated on a linear basis, registered 18.3% in March 2017.

Adjusted net income totaled R$4,648 million in the first quarter of 2017, up 13.0%, or R$535 million, over the same prior-year period, largely due to: (i) the increase in (a) fee and commission income and (b) net interest income; even with the effect of impairment of financial assets (previously marked in the shareholders’ equity) carried out in the first quarter of 2017; (ii) the reduction in allowance for loan losses expenses, and (iii) lower expenses with income tax and social contribution; partially offset by: (iv) higher personnel and administrative expenses. It should be noted that all the results of the annual comparison were impacted by the effect of the consolidation of HSBC Brasil, which began in the third quarter of 2016.

In the comparison between the first quarter of 2017 and the previous quarter, adjusted net income grew R$263 million, or 6.0%, due to lower: (i) personnel and administrative expenses, with special emphasis on the synergy and gains of scale resulting from the incorporation of HSBC Brasil activities in October 2016; and (ii) allowance for loan losses expenses, due to (a) the slowdown of the loan portfolio - Bacen concept; and (b) the reduction of delinquency in micro, small and medium-sized enterprises and individuals; being partially offset by: (iii) the higher expense with income tax and social contribution; (iv) the increase in other operating expenses, net; and (v) lower fees and commission income, impacted by year-end seasonality.

The Return on Average Assets (ROAA) recorded 1.4%, calculated on a linear basis. Total Assets amounted to R$1.294 trillion in March 2017, growth of 17.5% in comparison to March 2016. Note that part of this growth is related to the consolidation of HSBC Brasil, which occurred as of the third quarter of 2016.

Bradesco 9

Press Release Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The quarterly Efficiency Ratio (ER) reached 40.6% In the first quarter of 2017, registering an improvement of 2.6 p.p. compared to the previous quarter, due mainly to: (i) lower impairment of financial assets in the amount of R$844 million; (ii) the reduction of operating expenses, personnel and administrative, which was affected by (a) year-end seasonality and (b) synergies and economies of scale resulting from the incorporation of HSBC Brasil activities; this was offset by the lower income, influenced by the year-end seasonal effect, resulting in lower volumes of business and services, affecting: (iii) fee and commission income; and (iv) income from insurance premiums, pension plans and capitalization bonds, net of technical provisions, retained claims and others.

The 12-month ER(1) reached 40.8%, a 1.3 p.p. increase compared to the previous quarter and a 3.6 p.p. increase in the annual comparison. The main contributors to this performance were: (i) the increase in operating expenses, impacted mainly by the consolidation effect of HSBC Brasil, which occurred as of the third quarter of 2016; and offset by: (ii) the growth of (a) fee and commission income and (b) net interest income.

The "risk-adjusted" ER, which reflects the impact of risk associated with loan operations(2), reached 53.1%.

Disregarding the impacts of HSBC Brasil’s consolidation, the ER performance reflects the strategy of sustainable growth, which includes, among other things, (i) the availability of appropriate products and services for clients through the segmentation of the base and the digital channels, (ii) the optimization of the customer service network, and (iii) the strict control of operating expenses, arising from the actions of the Efficiency Committee, among which we highlight as a target for this year, the capture of synergies and scale gains from the merger of HSBC Brasil and (b) of investments in Information Technology, to the amount of R$1.408 billion in the first quarter of 2017.

(1)   ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/ (Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses); and
(2)   Including ALL expenses, adjusted for granted discounts, credit recovery and sale of foreclosed assets, among others.

 10 Economic and Financial Analysis Report – March 2017

Press Release Summarized Analysis of Adjusted Income

NII (Net Interest Income)

In the comparison between the first quarter of 2017 and the previous quarter, net interest income remained stable, with the following factors contributing to this performance: (i) decreased (a) “interest-earning portion of the NII, in the amount of R$843 million, due to a lower credit intermediation margin, resulting from fewer calendar days in the quarter, what caused lower accrual of income from loan operations, q-o-q, as well as higher business days in the quarter, bringing higher accrual of funding expenses, due to the higher credit participation in portfolios with lower spread and lower risk, and the decreased volume of operations, and (b) “non interest” margins, in the amount of R$54 million; and (ii) lower expenses from the impairment of financial assets (previously marked in the shareholders’ equity), in the amount of R$844 million.

In the annual comparison, net interest income was up R$724 million, or 4.9%, reflecting the growth in operating income: (i) the interest-earning portion of the NII, in the amount of R$1,166 million, particularly “Credit Intermediation"; partly offset by HSBC Brasil’s consolidation, as from the third quarter of 2016; and partially offset: (ii) the effect of financial assets impairment (previously marked in the Shareholders’ Equity), in the amount of R$420 million, and (iii) the lower Non-Interest Earning Portion result, in the amount of R$22 million.

Interest-Earning Portion of the NII – 12-Month Average Rates

R$ million	1Q17			1Q16
	Interest Earning Portion	Average Balance	Average Rate	Interest Earning Portion	Average Balance	Average Rate
Credit Intermediation	12,567	386,537	13.2%	11,486	370,414	12.0%
Insurance	1,481	227,358	2.8%	1,475	180,970	3.3%
Securities/Other	1,852	454,522	1.6%	1,773	411,992	1.6%
0
NII - Interest-Earning Portion	15,900	-	7.4%	14,734	-	7.5%
0
R$ million	1Q17			4Q16
	Interest Earning Portion	Average Balance	Average Rate	Interest Earning Portion	Average Balance	Average Rate
Credit Intermediation	12,567	386,537	13.2%	13,403	398,804	13.0%
Insurance	1,481	227,358	2.8%	1,471	218,715	3.0%
Securities/Other	1,852	454,522	1.6%	1,869	468,281	1.7%
0
NII - Interest-Earning Portion	15,900	-	7.4%	16,743	-	7.5%

In the first quarter of 2017, the 12-month net interest margin (NII - interest-earning portion – 12-month average rate) was 7.4%, recording a decrease of 0.1 p.p. in the quarterly comparison and in the annual comparison.

Bradesco 11

Press Release Summarized Analysis of Adjusted Income

Expanded Loan Portfolio (1)

In March 2017, the expanded loan portfolio of Bradesco totaled R$502.7 billion, representing a 2.4% decrease in comparison with December 2016, reflecting the low demand for credit, due to the economic scenario. Compared to December 2016, the decrease in the business segments was as follows: (i) 0.1% for Individuals; (ii) 2.5% for Large Corporates; and (iii) 5.9% for Micro, Small and Medium-sized Enterprises.

In the last 12 months, the portfolio increased 8.5%, considering the consolidation of HSBC Brasil as of the third quarter of 2016. Companies registered a growth of 4.9%, impacted by the segment of Large Corporates, while Loans to Individuals grew 16.3%. For Individuals, the products that had the strongest growth in the last 12 months were: (i) real estate financing; (ii) credit card; (iii) personal loans; and (iv) payroll-deductible loans. For Companies, the main highlights were: (i) export financing; (ii) operations bearing credit risk – commercial portfolio; (iii) rural loans; and (iv) working capital.

(1)   In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances on credit card receivables, debentures, promissory notes, co-obligation in mortgage-backed receivables, and rural loans.

For more information about the Expanded Loan Portfolio, see Chapter 2 of this Report.

 12 Economic and Financial Analysis Report – March 2017

Press Release Summarized Analysis of Adjusted Income

Allowance for Loan Losses (ALL) Expenses

In the first quarter of 2017, allowance for loan losses expenses totaled R$4,862 million, down 10.8%, or R$586 million from the same prior-year period, resulting from: (i) the reinforcement of the credit granting policies and quality of guarantees obtained; (ii) the results of the improvement of the credit recovery processes that contributed to the higher income from credit recovery this quarter; partially offset by: (iii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

In comparison with the previous quarter, expenses with allowance for loan losses expenses were down 12.0%, or R$663 million, basically due to the improvement in the delinquency ratio of Individuals and Micro, Small and Medium-Sized Enterprises.

For more information on the Allowance for Loan Losses Expenses, see Chapter 2 of this Report.

Bradesco 13

Press Release Summarized Analysis of Adjusted Income

Delinquency Ratio (1)

90-day Delinquency Ratio

The increase in the delinquency ratio, comprising operations overdue for more than 90 days in the Total Portfolio, grew in the quarter due to a specific client in the Large Corporates segment, fully provisioned, and to the reduction in the loan portfolio. In nominal terms, we highlight the reduction of delinquent loans.

Disregarding these events, the delinquency would have declined, highlighting the improvement of Micro, Small and Medium Enterprises and of the Individuals segment.

In the first quarter of 2017, credit assignments without retention of risks and benefits were carried out, already written off for losses, totaling R$2.0 billion, which did not alter the rates of delinquency in the period, as well as did not impact the results in a material manner.

15-90 Day Delinquency Ratio

Short-term delinquency, including operations overdue between 15 and 90 days, decreased in the quarter, partially due to a fully provisioned client of the Large Corporate segment having migrated from a delinquency range to another. The increase in the delinquency of Individuals reflects the seasonal aspects of the first quarter, but at lower levels if compared with the same prior-year period.
(1) As defined by Bacen.

Provisioning, Delinquency, ALL and Effective Coverage Ratio

The strength of the provisioning criteria adopted must be mentioned, which is proven by: (i) historical data analysis of recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of credit losses, net of recoveries, for an existing provision of 8.6% of the portfolio(1), in March 2016, the net loss in the subsequent 12 months was 4.2%, representing an effective coverage of 206.2%.

It should be highlighted that, considering the losses expected for one year (dotted part), there is an effective coverage ratio of 214.6% for March 2017.

 14 Economic and Financial Analysis Report – March 2017

Press Release Summarized Analysis of Adjusted Income

NPL Creation 90 days x Write-offs

The total NPL creation reached R$6,695 million in the first quarter of 2017, representing 1.8% of the Bacen loan portfolio, and remaining stable compared to the previous quarter. Disregarding the case of a fully provisioned specific client, the ratio would be 1.5%, with a decrease of 0.3 p.p..

The breakdown of the NPL Creation by business segment is shown below.

Bradesco 15

Press Release Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net Income for the first quarter of 2017 totaled R$1,374 billion (R$1,505 billion in the fourth quarter of 2016), down 8.7% from the previous quarter, and recorded an annualized return on Adjusted Shareholders’ Equity of 20.2%(1).

In the comparison between the first quarter of 2017 and the same prior-year period, Net Income remained in line with the result presented in the same period of the previous year, (R$1,380 billion).

R$ million (unless otherwise stated)	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	Variation %
									1Q17 x 4Q16	1Q17 x 1Q16
Net Income	1,374	1,505	1,502	1,164	1,380	1,405	1,317	1,284	(8.7)	(0.4)
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	17,948	21,247	17,733	17,253	15,186	19,130	15,125	16,723	(15.5)	18.2
Technical Provisions	229,433	223,342	213,608	190,649	182,973	177,835	168,629	164,566	2.7	25.4
Financial Assets	251,140	242,063	230,787	205,230	200,016	191,921	182,391	179,129	3.7	25.6
Claims Ratio (%)	73.7	72.8	77.1	76.8	72.1	71.9	73.1	71.4	0.9 p.p.	1.6 p.p.
Combined Ratio (%)	85.2	85.9	90.0	89.6	86.1	86.5	86.9	86.5	(0.7) p.p.	(0.9) p.p.
Policyholders / Participants and Customers (in thousands)	50,421	51,266	49,880	49,576	50,570	49,806	48,185	47,758	(1.6)	(0.3)
Number of Employees	7,148	7,120	6,625	6,713	6,959	7,023	7,052	7,074	0.4	2.7
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (3)	25.7	25.4	24.9	24.3	24.8	25.5	24.7	24.8	0.3 p.p.	0.9 p.p.

(1)   Calculated on a linear basis;

(2)   Excluding additional provisions; and

(3)   The first quarter of 2017 includes the latest data released by SUSEP (February/17).

Note: For comparison purposes, we disregarded non-recurring events from the calculation.

 16 Economic and Financial Analysis Report – March 2017

Press Release Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

In the first quarter of 2017, revenues grew 18.2% in comparison with the same period of the previous year, influenced by "Life and Pension”, “Health”, “Capitalization Bonds” and “Auto/P&C” products, which presented increases of 29.2%, 10.6%, 7.7% and 2.6%, respectively.

Due to the concentration of private pension plan contributions, which historically occur in the last quarter of the year revenues in the first quarter of 2017 did not perform as well as in the fourth quarter of 2016.

Net income in the first quarter of 2017 was lower than in the fourth quarter of 2016, mainly due to: (i) the reduction of 15.5% in revenues caused by year-end seasonality; (ii) the increase of 0.9 p.p. in the claims ratio; (iii) the reduction in equity results; and partially offset by: (iv) the downslide of the expense ratio; (v) the maintenance of the administrative efficiency ratio; and (vi) the effect of R$101.9 million arising from the review of the extended warranty operation’s business plan in the fourth quarter of 2016.

Net income for the first quarter of 2017 remained in line with the same period of the previous year, basically originating from: (i) the increase of 18.2% in revenue; (ii) the maintenance of the expense ratio; (iii) the increase in the administrative efficiency ratio; (iv) the maintenance of financial and equity results; and partially offset by: (v) the increase of 1.6 p.p. in the claims ratio in the "Health" segment.

Minimum Capital Required – Grupo Bradesco Seguros

According to CNSP Resolution No. 321/15, corporations should demonstrate the adjusted shareholders’ equity (ASE) equal to or higher than the minimum capital required (MCR). MCR is equivalent to the base capital or the risk capital, whichever is higher. For companies regulated by the ANS, Normative Resolution No. 373/15 establishes that corporations should demonstrate the adjust shareholders’ equity (ASE) equal to or higher than the Solvency Margin.

The capital adjustment and management process is continuously monitored and aims to ensure that Grupo Bradesco Seguros keeps a solid capital base to support the development of activities and cope with the risks in any market situation, in compliance with regulatory requirements and/or Corporate Governance principles. Companies must permanently maintain capital compatible with the risks for their activities and operations, according to the characteristics and peculiarities of each company belonging to Grupo Bradesco Seguros, represented by adequate capital levels. Grupo Bradesco Seguros permanently observes the limits required by the respective regulatory entities. The Minimum Capital Required in February 2017 was R$9.7 billion.

Bradesco 17

Press Release Summarized Analysis of Adjusted Income

Fee and Commission Income

In the comparison between the first quarter of 2017 and the same prior-year period, the increase of R$1,025 million, or 16.0%, in fee and commission income was due to: (i) an increase in the volume of operations arising from continuous investment in service channels and in technology, coupled with the growth provided by the consolidation of HSBC Brasil in the third quarter of 2016; and (ii) an advance in the client segmentation process improving the ability to offer products and services. It must be noted that the sources that have significantly contributed to this result were derived from: (i) the increase in income from asset management; (ii) an increase in checking account fees, due to an improvement in the client segmentation process; (iii) the good performance of the card business, as a result of (a) the increase in financial volume traded; and (b) the highest volume of transactions performed; and increased fees arising from: (iv) consortium management; (v) collections; (vi) loan operations, particularly income from guarantees provided; and (vii) custody and brokerage services.

In the first quarter of 2017, fee and commission income totaled R$7,430 million, down R$115 million, or 1.5%, from the previous quarter, a result of the lower volume of operations/revenues in the period, due largely to: (i) the year-end seasonable effect, which impacted (a) card income and (b) checking account fees; (ii) the slower activity of the capital market in the period, which affected the performance of income from underwriting/financial advisory services; these were partially offset by: (iii) the higher number of business days.

Personnel Expenses

In the comparison between the first quarter of 2017 and the same prior-year period, the increase of  R$1,068 million, or 28.4%, in personnel expenses is justified by the following variations: (i) "structural" portion due to the increase in expenses with payroll, social charges and benefits, impacted by (a) higher salaries, in accordance with the 2016 collective bargaining agreement; and (b) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; and (ii) "non-structural" portion, due to higher expenses with (a) employment termination costs and (b) employee and management profit sharing.

Total personnel expenses amounted to R$4,822 million in the first quarter of 2017, showing a decrease of R$249 million, or 4.9% in comparison with the previous quarter, due to: (i) the reduction in the "structural" portion, in the amount of R$311 million, or 7.3%, related to lower expenses with payroll/social charges and benefits, partially impacted by the greater concentration of vacations in the period, a characteristic of the first quarter of each year; and partially offset by: (ii) the increase in the “non-structural” portion, in the amount of R$62 million, or 7.6%, mainly due to higher expenses with (a) termination costs and (b) management and employee profit sharing (PLR).

Note: Structural expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural expenses = Employee and Management Profit Sharing + Training + Labor Provision + Employment Termination Costs.

 18 Economic and Financial Analysis Report – March 2017

Press Release Summarized Analysis of Adjusted Income

Administrative Expenses

In the comparison between the first quarter of 2017 and the same prior-year period, administrative expenses showed an increase of 17.9%, or R$738 million, reflecting the increase in expenses due to: (i) a growth in the business volume and services within the period, (ii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; and (iii) contractual adjustments.

Total administrative expenses amounted to R$4,854 million in the first quarter of 2017, showing a decrease of 10.3%, or R$557 million, in comparison with the previous quarter, mainly due to: (i) the synergy and gains of scale resulting from the incorporation of HSBC Brasil activities in October 2016, leading to lower expenses with (a) outsourced services, and (b) asset maintenance,  and (ii) the year-end seasonality that resulted in (a) the lower volume of business and services, and (b) lower expenses with advertising and marketing.

(1)   The decrease observed as of March 2015 is related to: (i) the migration of “Offsite ATM Network – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso (Correspondent Banks).

Other Operating Income and Expenses

In the first quarter of 2017, other operating expenses, net, totaled R$1,833 million, up R$164 million, or 9.8%, over the same prior-year period, and R$199 million, or 12.2%, in comparison with the previous quarter, basically due to: (i) higher (a) contingent liabilities, net of reversals and (b) insurance activities; (ii) sundry losses; and (iii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

Bradesco 19

Press Release Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

In the first quarter of 2017, in comparison with the same period of the previous year, income tax and social contribution expenses decreased by R$472 million, or 20.4%, impacted: (i) the deductibility of goodwill amortization in the acquisition of HSBC Brasil as of the fourth quarter of 2016; and (ii) the greater use of the tax benefit on interest on shareholders’ equity.

In the previous quarter comparison, income tax and social contribution expenses increased by R$682 million, or 58.9%, due to: (i) the events that occurred in the fourth quarter of 2016, such as (a) the effect of provision for supplementary interest on shareholders’ equity and (b) the realization of assets, in view of the spin-off and incorporation of assets and liabilities of HSBC Brasil, which occurred in October 2016; and (ii) the increase in taxable income in the first quarter of 2017.

Unrealized Gains

Unrealized gains totaled R$23,321 million at the end of the first quarter of 2017, an increase of R$6,030 million, or 34.9%, over the previous quarter. This variation was mainly due to the fair value adjustment of fixed-income securities.

 20 Economic and Financial Analysis Report – March 2017

Press Release Capital Ratios – Basel III

Basel Ratio

In March 2017, the Reference Equity of the Prudential Conglomerate reached the amount of R$92,920 million, compared to risk-weighted assets of R$607,464 million. The Basel Ratio decreased 0.1 p.p., from 15.4% in December 2016 to 15.3% in March 2017, and Tier I Capital Ratio totaled 12.0% in March 2017, remaining stable compared to December 2016.

The table below shows the main events that impacted the Tier I Capital ratio in the first quarter of 2017:

It must be noted that the reduction impact due to the change in the application of prudential adjustments, as defined in Resolution No. 4,192/13, which increased from 60% in December 2016 to 80% in January 2017, was offset: (i) by the reduction of weighted assets; and (ii) by the net income for the first quarter of 2017.

Full Impact – Basel III

We calculated a Basel III simulation, considering some of the main future adjustments, which include: (i) deductions of 100% according to the schedule of phase-in arrangements; (ii) the allocation of resources, obtained via payment of dividends, by our Insurance Group; (iii) the use of tax credits; (iv) the decrease in the market and operational risk multiplier (early adoption), from 9.250% to 8%; and (v) the impact of the acquisition of HSBC Brasil (amortization of goodwill/ intangible assets and synergies in the process of integration), reaching a Tier I Capital ratio of 12.4%, which, added to potential funding obtained via subordinated debt, may reach a Tier I Capital ratio of approximately 13.1% at the end of 2018.

(1)   Published (Schedule 80%);

(2)   Effect of the full impact. Also includes, the Goodwill / Intangible assets stock paid for the acquisition of HSBC Brasil, net of amortizations and the allocation of resources, obtained via payment of dividends, by the Insurance Group;

(3)   Considers the decrease in the market and operational risks multiplier (early adoption), from 9.250% to 8% in 2019;

(4)   If there were a possible issuance of additional capital by 2018, according to Management decisions and depending on market conditions, Tier I Capital Ratio would be 13.1%, 0.7 p.p higher; and

(5)   Refers to the required minimums, in accordance with Resolution No. 4,193/13, added to the additional capital installments established by Circular Letters No. 3,768/15 and No. 3,769/15.

Bradesco 21

Press Release Economic Environment

The growth of the global economy became more intense in the first quarter of the year. There were positive surprises in several parts of the world with the performance of economic activity indicators. As a consequence of this resumption of demand, commodity prices rose significantly (except for oil, which was more strongly affected by the supply constraints). Another important effect of the more heated global activity was a recovery in international trade, which started to grow more sustainably after several months of near-zero or negative fluctuations. Global inflation accelerated moderately and could lead to an acceleration in the pace of monetary normalization in the major economies further ahead. Nonetheless, the US Federal Reserve maintained the moderate tone of its discourse, after the interest rate hike in March, and thereby managed to prevent further increase of long term interest rates in the USA.

The scenario for the Brazilian economy, in early 2017, has been marked by a more favorable macroeconomic environment, with a slowdown in inflation and a sharper fall in interest rates, which helped improve players’ expectations, with higher rates of confidence among households and businesses. The process of disinflation of the economy, already in progress, has accelerated and has disseminated even more among the different sectors. Accordingly, expectations for inflation are systematically falling, and are around 0.5 p.p. below the center of the inflation target for 2017 (4.5%). With this, the conditions for intensifying the easing of the monetary policy have already been given are still in force. Thus, we expect the Selic rate to reach 8.5% in 2017, a level that will be maintained in 2018.

Although the political risk persists, we believe that the likelihood of approving a thinly diluted pension reform is very high. In fact, this factor – coupled with the sharper drop in interest rates – has led to a sharp decline in country risk measures, with a direct impact on the exchange rate. The terms-of-trade gains also boosted exchange rate appreciation and favored the bottom line in foreign trade. The trade balance reached a record level in the quarter, due to the significant increase in exports and the moderate increase in imports. It is worth mentioning that foreign sales grew due to the increase in prices, but also in quantities, particularly for oil, ore, soybeans and automobiles.

The GDP, after falling for eight consecutive quarters, should have shown its first increase in the margin in the first quarter of this year, albeit modest and resulting from a relevant contribution from the agricultural sector. The recovery in services and trade, on the other hand, has been slower, indicating that growth will recover gradually. Therefore, we are projecting a 0.3% growth in GDP for 2017. Under these conditions, in addition to the current fiscal adjustments, the microeconomic agenda takes on greater importance, contributing directly toward growth.

With the macroeconomic adjustments made, additional actions of a structural nature that can affect potential future growth continue to be essential. The constant search for excellence in education is Brazil’s top priority in its struggle to become more competitive and to expedite its efforts to upgrade infrastructure. Investments will tend to play an increasingly important role in the composition of growth in coming years, especially in the process of the recovery of economic activity. This would benefit more from greater participation of the capital market in financing these projects. Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating sections. Credit volume is evolving at risk-compatible rates, even when faced with a cyclical upswing in delinquency rates, due to the reduction of activity and the increase of the unemployment rate this year. The circumstances are still very promising for Brazilian banking and insurance sectors in the medium and long term.

 22 Economic and Financial Analysis Report – March 2017

Press Release Main Economic Indicators

Main Indicators (%)	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15
Interbank Deposit Certificate (CDI)	3.03	3.25	3.47	3.37	3.27	3.37	3.43	3.03
Ibovespa	7.90	3.19	13.27	2.94	15.47	(3.79)	(15.11)	3.77
USD – Commercial Rate	(2.78)	0.40	1.13	(9.81)	(8.86)	(1.71)	28.05	(3.29)
General Market Price Index (IGP-M)	0.73	0.67	0.53	2.86	2.96	3.95	1.93	2.27
Extended Consumer Price Index (IPCA)	0.96	0.74	1.04	1.75	2.62	2.82	1.39	2.26
Federal Government Long-Term Interest Rate (TJLP)	1.82	1.82	1.82	1.82	1.82	1.72	1.59	1.48
Reference Interest Rate (TR)	0.35	0.49	0.58	0.49	0.45	0.53	0.61	0.40
Savings Account	1.87	2.00	2.09	2.00	1.96	2.05	2.13	1.92
Business Days (#)	63	62	65	63	61	63	65	61
Indicators (Closing Rate)	Mar17	Dec16	Sept16	June16	Mar16	Dec15	Sept15	June15
USD – Commercial Selling Rate - (R$)	3.1684	3.2591	3.2462	3.2098	3.5589	3.9048	3.9729	3.1026
Euro - (R$)	3.3896	3.4384	3.6484	3.5414	4.0539	4.2504	4.4349	3.4603
Country Risk (points)	269	327	319	349	409	521	442	304
Selic - Base Interest Rate (% p.a.)	12.25	13.75	14.25	14.25	14.25	14.25	14.25	13.75
BM&F Fixed Rate (% p.a.)	9.67	11.56	12.50	13.36	13.81	15.86	15.56	14.27

Projections up to 2019

%	2017	2018	2019
USD - Commercial Rate (year-end) - R$	3.10	3.25	3.35
Extended Consumer Price Index (IPCA)	3.91	4.49	4.50
General Market Price Index (IGP-M)	4.48	5.00	5.00
Selic (year-end)	8.50	8.50	8.50
Gross Domestic Product (GDP)	0.30	2.50	3.00

Guidance

Bradesco's Perspectives for 2017

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

	"Pro-forma" (1)	Published
Expanded Loan Portfolio	1 to 5%	1 to 5%
NII - Interest-Earning Portion	-4 to 0%	3 to 7%
Fee and Commission Income	7 to 11%	12 to 16%
Operating Expenses (Administrative and Personnel Expenses)	-1 to 3%	10 to 14%
Insurance Premiums	4 to 8%	6 to 10%
ALL Expenses (Includes income from credit recovery)	R$21.0 bi to R$24.0 bi	R$21.0 bi to R$24.0 bi
(1)   Includes the incorporation of HSBC Brasil during the entire period of analysis to favor the comparability.

Bradesco 23

Press Release Managerial Income Statement vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Adjusted Income Statement (3)

First Quarter of 2017 and Fourth Quarter of 2016

R$ million	First Quarter of 2017				x	Fourth Quarter of 2016
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	18,558	(2,942)	-	15,616		17,348	(1,679)	-	15,669
ALL Expenses	(8,308)	3,446	-	(4,862)		(6,236)	711	-	(5,525)
Gross Income from Financial Intermediation	10,250	504	-	10,754		11,112	(967)	-	10,144
Income from Insurance, Pension Plans and Capitalization Bonds	1,627	-	-	1,627		1,680	-	-	1,680
Fee and Commission Income	7,439	(9)	-	7,430		7,584	(39)	-	7,545
Personnel Expenses	(4,822)	-	-	(4,822)		(5,071)	-	-	(5,071)
Other Administrative Expenses	(4,852)	(2)	-	(4,854)		(5,457)	-	46	(5,411)
Tax Expenses	(1,771)	(1)	-	(1,772)		(1,684)	(19)	-	(1,703)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	58	-	-	58		48	-	-	48
Other Operating Income / Expenses	(693)	(1,736)	596	(1,833)		(3,807)	1,309	864	(1,634)
Operating Income	7,236	(1,244)	596	6,588		4,405	284	909	5,598
Non-Operating Income	(134)	82	-	(52)		(438)	176	249	(13)
Income Tax / Social Contribution and Non-controlling Interest	(3,031)	1,162	(19)	(1,888)		(375)	(460)	(365)	(1,200)
Net Income	4,071	-	577	4,648		3,592	-	793	4,385

(1)   For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement by Operating Segment, in chapter 6 of this report;

(2)   Includes management reclassifications between the lines of the income statement, which do not affect the Net Income, but allow a better analysis of the lines of business, highlighting (i) the tax hedge adjustment, which represents the partial result of the derivatives used for the purposes of hedging investments Abroad, which in terms of Net Income simply annuls the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, to the sum of R$1,175 million in the first quarter of 2017 and R$132 million in the fourth quarter of 2016; and (ii) that, in the first quarter of 2017, included the reclassification (a) of the reversal of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$2,456 million, which was recorded under “Other Operating Income”, as described in Note 28 and (b) in this same amount; “Excess provision” was formed, being recorded in “ALL Expenses”  and not impacting income for the period. It is important to note that, as of December 31, 2016, the “Excess provision” concept included the provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$3,061 million. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance, in the amount of (a) R$605 million, was allocated to a specific account of provision for guarantees provided encompassing sureties, guarantees and credit letters under “Other Liabilities - Sundry”, and the remaining balance, in the amount of (b) R$2,456 million, as already mentioned, was allocated to “Excess Provision”; and

(3)   It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

 24 Economic and Financial Analysis Report – March 2017

Press Release Managerial Income Statement vs. Adjusted Income Statement

Analytical Breakdown of Managerial Income Statement (1) vs. Adjusted Income Statement (3)

First Quarter of 2017 and First Quarter of 2016

R$ million	First Quarter of 2017				x	First Quarter of 2016
	Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)		Managerial Income Statement (1)	Reclassifications (2)	Non-Recurring Events	Adjusted Income Statement (3)

Net Interest Income	18,558	(2,942)	-	15,616		20,397	(5,613)	108	14,892
ALL Expenses	(8,308)	3,446	-	(4,862)		(5,919)	471	-	(5,448)
Gross Income from Financial Intermediation	10,250	504	-	10,754		14,478	(5,142)	108	9,444
Income from Insurance, Pension Plans and Capitalization Bonds	1,627	-	-	1,627		1,625	-	-	1,625
Fee and Commission Income	7,439	(9)	-	7,430		6,404	1	-	6,405
Personnel Expenses	(4,822)	-	-	(4,822)		(3,754)	-	-	(3,754)
Other Administrative Expenses	(4,852)	(2)	-	(4,854)		(4,116)	-	-	(4,116)
Tax Expenses	(1,771)	(1)	-	(1,772)		(1,829)	416	(5)	(1,418)
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	58	-	-	58		40	-	-	40
Other Operating Income / Expenses	(693)	(1,736)	596	(1,833)		(2,418)	704	45	(1,669)
Operating Income	7,236	(1,244)	596	6,588		10,430	(4,021)	148	6,557
Non-Operating Income	(134)	82	-	(52)		92	(16)	(163)	(87)
Income Tax / Social Contribution and Non-controlling Interest	(3,031)	1,162	(19)	(1,888)		(6,401)	4,037	7	(2,357)
Net Income	4,071	-	577	4,648		4,121	-	(8)	4,113

(1)   For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement by Operating Segment, in chapter 6 of this report;

(2)   Includes management reclassifications between the lines of results, which do not affect the Net Income, but allow a better analysis of the lines of business, highlighting (i) the tax hedge adjustment, which represents the partial result of the derivatives used for the effect of hedging investments Abroad, which in terms of Net Income simply annuls the tax effect (IR/CS and PIS/COFINS) of this hedge strategy, to the sum of R$1,175 million in the first quarter of 2017 and R$4,429 million in the first quarter of 2016; and (ii) that, in the first quarter of 2017, included the reclassification (a) of the reversal of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$2,456 million, which was recorded under “Other Operating Income”, as described in Note 28 and (b) in this same amount; “Excess provision” was formed, being recorded in “ALL Expenses” and not impacting income for the period. It is important to note that, as of December 31, 2016, the “Excess provision” concept included the provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, in the amount of R$3,061 million. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance, in the amount of (a) R$605 million, was allocated to a specific account of provision for guarantees provided encompassing sureties, guarantees and credit letters under “Other Liabilities - Sundry”, and the remaining balance, in the amount of (b) R$2,456 million, as already mentioned, was allocated to “Excess Provision”; and

(3)   It refers to Managerial Income Statement (1) with the reclassifications between lines, which do not affect the Net Income, and without the non-recurring events of the period.

Bradesco 25

(This page has been left blank intentionally)

 26 Economic and Financial Analysis Report – March 2017

Economic and Financial Analysis

Consolidated Statement of Financial Position and Statement of Adjusted Income

Below is an analysis of Bradesco’ statement of financial position and statement of income. From July 2016, we began to consolidate the financial statements of HSBC Brasil.

Statement of Financial Position (1)

R$ million	Mar17	Dec16	Sept16	June16	Mar16	Dec15	Sept15	June15	Variation %
									Mar17 x Dec16	Mar17 x Mar16
Assets
Current and Long-Term Assets	1,263,948	1,262,273	1,239,479	1,085,880	1,082,132	1,059,768	1,031,888	1,010,599	0.1	16.8
Funds available	12,029	14,697	13,013	32,449	18,660	17,457	12,917	11,677	(18.2)	(35.5)
Interbank Investments	188,117	177,685	177,168	138,817	165,523	140,457	153,370	176,268	5.9	13.7
Securities and Derivative Financial Instruments	549,700	549,873	509,184	437,580	414,926	407,584	364,472	356,115	-	32.5
Interbank and Interdepartmental Accounts	63,596	59,007	64,721	50,022	51,474	55,728	54,179	50,800	7.8	23.5
Loan and Leasing Operations	339,269	347,489	356,419	308,940	320,417	333,854	336,628	326,204	(2.4)	5.9
Allowance for Loan Losses (ALL) (2)	(39,181)	(37,653)	(38,148)	(30,019)	(29,734)	(28,805)	(27,952)	(23,290)	4.1	31.8
Other Receivables and Assets	150,418	151,175	157,122	148,091	140,866	133,493	138,274	112,825	(0.5)	6.8
Permanent Assets	30,191	31,286	30,660	19,364	19,631	19,987	19,095	19,163	(3.5)	53.8
Investments	1,726	1,778	1,638	1,538	1,520	1,587	1,710	1,669	(2.9)	13.6
Premises and Equipment and Leased Assets	7,802	7,965	6,931	5,682	5,779	5,772	5,000	4,940	(2.0)	35.0
Intangible Assets	20,663	21,543	22,091	12,144	12,332	12,628	12,385	12,554	(4.1)	67.6
Total	1,294,139	1,293,559	1,270,139	1,105,244	1,101,763	1,079,755	1,050,983	1,029,762	-	17.5
*
Liabilities
Current and Long-Term Liabilities	1,187,569	1,191,094	1,169,589	1,006,877	1,006,426	988,833	962,811	940,910	(0.3)	18.0
Deposits	235,432	234,214	239,937	179,436	189,192	195,760	203,637	195,926	0.5	24.4
Securities sold under agreements to repurchase	351,263	349,070	320,556	287,117	297,350	279,726	257,847	293,730	0.6	18.1
Funds from Issuance of Securities	142,751	150,807	153,976	112,817	112,617	109,547	110,987	95,387	(5.3)	26.8
Interbank and Interdepartmental Accounts	5,755	7,089	5,621	4,838	5,181	6,384	5,463	4,578	(18.8)	11.1
Borrowings and Onlendings	56,417	58,197	62,805	57,532	62,849	70,338	69,654	61,369	(3.1)	(10.2)
Derivative Financial Instruments	13,936	12,398	11,189	13,720	7,664	13,785	14,860	4,832	12.4	81.8
Technical provisions for insurance, pension plans and capitalization bonds	229,433	223,342	213,608	190,649	182,973	177,835	168,629	164,566	2.7	25.4
Other liabilities	152,582	155,977	161,897	160,768	148,600	135,458	131,734	120,522	(2.2)	2.7
Deferred Income	426	477	473	503	488	529	459	399	(10.7)	(12.7)
Non-controlling Interest in Subsidiaries	1,586	1,546	1,527	1,506	1,519	1,486	1,480	1,481	2.6	4.4
Shareholders' Equity	104,558	100,442	98,550	96,358	93,330	88,907	86,233	86,972	4.1	12.0
Total	1,294,139	1,293,559	1,270,139	1,105,244	1,101,763	1,079,755	1,050,983	1,029,762	-	17.5

(1) For more information, please see note 5 – Managerial Statement of Financial Position and Income Statement, in chapter 6 of this report; and

(2) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$3,060,090 thousand. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance (R$604,623 thousand) was allocated to a specific account under "Other Liabilities - Sundry" (Note 20b - chapter 6 of this report), and the remaining balance (R$2,456,367 thousand) was allocated to “Excess Provision".

 28 Economic and Financial Analysis Report – March 2017

Economic and Financial Analysis

Consolidated Statement of Financial Position and Statement of Adjusted Income

Statement of Adjusted Income

R$ million	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15	3Q15	2Q15	Variation %
									1Q17 x 4Q16	1Q17 x 1Q16
Net Interest Income	15,616	15,669	16,931	14,962	14,892	14,512	13,735	13,541	(0.3)	4.9
NII - Interest Earning Portion	15,900	16,743	16,799	14,783	14,734	14,380	13,709	13,415	(5.0)	7.9
NII - Non-Interest Earning Portion	136	190	132	179	158	132	26	126	(28.4)	(13.9)
- Impairment of Financial Assets	(420)	(1,264)	-	-	-	-	-	-	(66.8)	-
ALL Expenses	(4,862)	(5,525)	(5,742)	(5,024)	(5,448)	(4,192)	(3,852)	(3,550)	(12.0)	(10.8)
Gross Income from Financial Intermediation	10,754	10,144	11,189	9,938	9,444	10,320	9,883	9,991	6.0	13.9
Income from Insurance Premiums, Pension Plans and Capitalization bonds, net of Variation of Technical Provisions, Retained Claims and others (1)	1,627	1,680	1,280	1,084	1,625	1,493	1,411	1,311	(3.2)	0.1
Fee and Commission Income	7,430	7,545	7,450	6,624	6,405	6,597	6,380	6,118	(1.5)	16.0
Personnel Expenses	(4,822)	(5,071)	(4,930)	(3,882)	(3,754)	(3,839)	(3,797)	(3,618)	(4.9)	28.4
Other Administrative Expenses	(4,854)	(5,411)	(5,337)	(4,270)	(4,116)	(4,574)	(4,200)	(3,926)	(10.3)	17.9
Tax Expenses	(1,772)	(1,703)	(1,601)	(1,326)	(1,418)	(1,650)	(1,330)	(1,351)	4.1	25.0
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	58	48	108	22	40	93	38	33	20.8	45.0
Other Operating Income / (Expenses)	(1,833)	(1,634)	(1,698)	(2,015)	(1,669)	(1,586)	(1,604)	(1,606)	12.2	9.8
Operating Income	6,588	5,598	6,461	6,175	6,557	6,854	6,781	6,952	17.7	0.5
Non-Operating Income	(52)	(13)	(24)	(56)	(87)	(68)	(92)	(55)	-	(40.2)
Income Tax and Social Contribution	(1,839)	(1,157)	(1,948)	(1,921)	(2,311)	(2,183)	(2,124)	(2,351)	58.9	(20.4)
Non-controlling interests in subsidiaries	(49)	(43)	(27)	(37)	(46)	(41)	(32)	(42)	14.0	6.5
Adjusted Net Income	4,648	4,385	4,462	4,161	4,113	4,562	4,533	4,504	6.0	13.0

(1) “Other”, includes: Capitalization bond prize draws and redemptions; and Selling expenses from insurance, pension plans and capitalization bonds.

NII – Interest-Earning and Non-Interest Earning Portions

Net Interest Income Breakdown

Bradesco 29

Economic and Financial Analysis

NII – Interest-Earning and Non-Interest Earning Portions

Average Net Interest Income Rate

R$ million	1Q17	4Q16	1Q16	Variation
				Quarter	12 months
Net Interest Income
NII - Interest-earning portion - due to volume				(398)	1,000
NII - Interest-earning portion - due to spread				(445)	166
- NII - Interest Earning Portion	15,900	16,743	14,734	(843)	1,166
- NII - Non-Interest Earning Portion	136	190	158	(54)	(22)
- Impairment of Financial Assets	(420)	(1,264)	-	844	(420)
Net Interest Income	15,616	15,669	14,892	(53)	724
Average NIM (1)	7.3%	7.5%	7.5%

(1) Average Rate in 12 months = (Net Interest Income/ Total Average Assets – Repos – Permanent Assets)

In the comparison between the first quarter of 2017 and the previous quarter, net interest income remained stable, with the following factors contributing to this performance: (i) decreased (a) “interest-earning portion of the NII, in the amount of R$843 million, due to a lower credit intermediation margin, resulting from fewer calendar days in the quarter, what caused lower accrual of income from loan operations, q-o-q, as well as higher business days in the quarter, bringing higher accrual of funding expenses, due to the higher credit participation in portfolios with lower spread and lower risk, and the decreased volume of operations, and (b) “non interest” margins, in the amount of R$54 million; and (ii)lower expenses from the impairment of financial assets (previously marked in the shareholders’ equity), in the amount of R$844 million.

In the annual comparison, net interest income was up R$724 million, or 4.9%, reflecting the growth in operating income: (i) the interest-earning portion of the NII, in the amount of R$1,166 million, particularly “Credit Intermediation"; partly offset by HSBC Brasil’s consolidation, as from the third quarter of 2016; and partially offset: (ii) the effect of financial assets impairment (previously marked in the shareholders’ equity), in the amount of R$420 million, and (iii) the lower Non-Interest Earning Portion result, in the amount of R$22 million.

R$ million	1Q17	4Q16	1Q16	Variation
				Quarter	12 months
NII - Interest-earning Portion Breakdown
Credit Intermediation	12,567	13,403	11,486	(836)	1,081
Insurance	1,481	1,471	1,475	10	6
Securities/Other	1,852	1,869	1,773	(17)	79
NII - Interest-Earning Portion	15,900	16,743	14,734	(843)	1,166

The interest-earning portion of the NII stood at R$15,900 million in the first quarter of 2017, a decrease of R$843 million compared with the last quarter, mainly due to lower results in “Credit Intermediation”, in the amount of R$836 million;

In the annual comparison, the interest-earning portion of the NII recorded a R$1,166 million growth, or 7.9%, with an emphasis on “Credit Intermediation” in the amount of R$1,081 million partly offset by HSBC Brasil’s consolidation, as from the third quarter of 2016.

 30 Economic and Financial Analysis Report – March 2017

Economic and Financial Analysis

NII - Interest-Earning Portion

Interest-Earning Portion – Rates

In the first quarter of 2017, the NII - interest-earning portion rate in the last 12 months was 7.4%, recording a decrease of 0.1 p.p. in the quarterly comparison and in the annual comparison.

Interest-Earning Portion – Average Rates (12 months)

Bradesco 31

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Interest-Earning Portion of Credit Intermediation – Breakdown

In the first quarter of 2017, the NII - the interest-earning portion of “Credit Intermediation” reached R$12,567 million, a decrease of R$836 million or 6.2%, compared with the previous quarter. The variation was the result of: (i) the decrease in the average spread, in the amount of R$438 million, impacted by (a) the lower number of consecutive days in this quarter, reflecting the lower appropriation of loan operation income in relation to the previous quarter, (b) the higher number of business days also in this quarter, which generated a greater appropriation of funding expenses, and (c) the higher credit participation in portfolios with lower spread and lower risk; and (ii) a R$398 million decrease in the average business volume.

(1) Without the effect of the leveling of provisioning from one specific corporate client; and

(2) If we ignore the effect of the leveling of provisioning from one specific corporate client, net margin, in the second quarter of 2016 would be R$6,749 million, and in the first quarter of 2016 would be R$6,874 million.

Net Earning Portion of Credit Intermediation

The graph to the right presents a summary of “Credit Intermediation” activity. The gross margin line refers to interest income from loans, deducted from the client acquisition costs.

The bar relating to the ALL shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) Expenses, plus discounts granted in net transactions of loan recoveries arising from the sale of foreclosed assets, among others.

In the first quarter of 2017, the bar relating to the net margin, which presents the result of the net revenue from credit interest of the ALL, decreased R$173 million, or 2.2%, due to: (i) the reduction in (a) the average spread and (b) the average business volume; and offset by: (ii) the reduction in expenses with ALL in the quarter.

In the annual comparison, there was a 27.6% variation, or R$1,667 million, in the net credit margin, mainly due to: (i) the increase in (a) the average spread and (b) the average turnover, justified in part by the consolidation of HSBC Brasil, starting in the third quarter of 2016; (ii) the reduction in expenses with ALL.

In the annual comparison, there was an increase of 9.4% or R$1,081 million, due to the following increases: (i) average spread, amounting to R$557 million, due to improved management in investment resources and funding operations; and (ii) the average business volume in the amount of R$524 million, partially due to HSBC Brasil’s consolidation as of the third quarter of 2016.

 32 Economic and Financial Analysis Report – March 2017

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Expanded Loan Portfolio (1)

In March 2017, Bradesco’s expanded loan portfolio stood at R$502.7 billion, presenting a 2.4% decrease compared with the previous quarter and a 8.5% increase in the last 12 months. It is worth noting the expansion of loans to Individuals and Large Companies in the last 12 months is largely due to the consolidation of HSBC Brasil as of the third quarter of 2016.

(1) In addition to Bacen loan portfolio, it includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation (receivables-backed investment funds, mortgage-backed receivables, and rural loans).

Expanded Loan Portfolio Breakdown by Product and Type of Client (Individuals and Companies)

A breakdown of expanded loan portfolio products for the Individuals section is presented below:

Operations in the Individuals section decreased 0.1% in the quarter and increased 16.3% over the last 12 months, influenced by the effect of HSBC Brasil’s consolidation. The categories highlighted in the 12-month period were: (i) “real estate financing”; (ii) “credit card”; (iii) “personal loans”; and (iv) “payroll-deductible loans”.

Bradesco 33

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

A breakdown of expanded loan portfolio products for Companies is presented below:

(1) Includes debentures and promissory note operations.

Companies’ operations decreased by 3.5% in the quarter and increased by 4.9% in the last 12 months, due to the effect of HSBC Brasil’s consolidation. In the annual comparison, the categories highlighted were as follows: (i) “export financing”; (ii) operations bearing credit risk – debentures”; (iii) “rural loans”; and (iv) “working capital”.

Expanded Loan Portfolio – Consumer Financing(1)

The graph below shows the types of credit related to Consumer Financing of the Individuals section, which stood at R$112.2 billion, in March 2017, representing a 1.4% decrease over the quarter and a 12.4% increase over the last 12 months, partly due to the effect of HSBC Brasil’s consolidation.

The following modalities are highlighted in March 2017: (i) personal loans, including payroll-deductible loans, totaling R$57.7 billion; and (ii) credit card, totaling R$34.0 billion.

(1) Includes vehicle CDC/Leasing, personal loans, revolving credit card and cash, and installment purchases at merchants operations.

 34 Economic and Financial Analysis Report – March 2017

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Payroll-deductible Loans

In March 2017, payroll-deductible loans operations totaled R$39,937 million, showing an increase of R$1,133 million in the quarterly comparison, or 2.9%, and, in comparison with March of the previous year, an increase in the amount of R$4,434 million, or 12.5%. Payroll-deductible loans operations represented, in March 2017, 69.2% of total personal loans operations.

Real Estate Financing

Real estate financing operations totaled R$61,201 million in March 2017, presenting an increase in the Individuals portfolio of R$291 million, or 0.9%, in the quarter, and R$8,750 million, or 36.7%, in comparison with March of the previous year. Companies’ operations decreased R$854 million, or 2.9%, in the quarter, and increased R$1,982 million, or 7.4%, in comparison with March of the previous year.

In the first quarter of 2017, the origination of real estate financing registered R$1,974 million (R$1,376 million by individuals and R$598 million by builders), representing 8,798 properties in the period.

Vehicle financing

In March 2017, vehicle financing operations totaled R$32,215 million, showing a decrease in the quarterly comparison and in the annual comparison. Of the total vehicle portfolio, 75.4% corresponds to "CDC", 22.4% to “Finame” and 2.2% to "Leasing".

The variations presented in the portfolio are reflective of a reduced financing market and of Bradesco’s search for lower risk and more profitable operations, due to the demand for the higher entry value for these financing operations.

Bradesco 35

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Expanded Loan Portfolio Concentration – By Economic Sector

The expanded loan portfolio by the economic activity sector remained stable in the share of the sectors that it comprises. We highlight an increase in the participation of "Individuals" in the periods analyzed.

Interest-Earning Portion of Credit Intermediation

Expanded Loan Portfolio – Distribution per Business Sector

The expanded loan portfolio showed an increase of 8.5% in the annual comparison due to effect of the consolidation of HSBC Brasil, and a decrease of 2.4% in the last quarter. We positively highlight the evolution of the "Prime" sector in the quarter.

(1) It consists, mostly, of non-account holders, originating from the financing activities of vehicles, credit cards and payroll-deductible loans.

Expanded Loan Portfolio – Per Currency

The balance of borrowings and indexed on-lending and/or denominated forms in foreign currency (excluding ACCs) totaled R$42.2 billion in March 2017, showing a 3.9% decrease in the quarter and a 11.2% decrease in the last 12 months.

In March 2017, the total number of credit operations in reais reached R$460.5 billion, presenting a 2.3% decrease in the quarterly comparison and an increase of 10.8% in the last 12 months.

 36 Economic and Financial Analysis Report – March 2017

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Changes to the Expanded Loan Portfolio

New borrowers in the expanded loan portfolio, mainly due to the effect of HSBC Brasil’s consolidation, were responsible for the R$43.6 billion growth in the loan portfolio over the last 12 months, and accounted for 8.7% of the portfolio in March 2017.

(1) Includes new loans contracted in the last 12 months by clients with operations in March 2016.

Changes in the Expanded Loan Portfolio – By Rating

The chart below shows that the majority of new borrowers and clients that have remained in the loan portfolio since March 2016 received ratings between AA and C, demonstrating the suitability and consistency of the loan policy and processes (assignment and monitoring), as well as the quality of guarantees.

(1) Partly due to the consolidation of HSBC Brasil.

Expanded Loan Portfolio – By Client Profile and Rating (%)

The range represented by credits classified between AA and C remained at comfortable levels.

Bradesco 37

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Expanded Loan Portfolio – By Debtor

All concentration ranges remained stable compared to the previous quarter. The classification of ratings is aligned to the context of the current economic scenario.

Loan Portfolio (1) – By Type

All operations carrying credit risk amounted to R$528.2 billion, showing a decrease of 2.9% in the quarter and an increase of 6.7% in the last 12 months, due to the consolidation of HSBC Brasil.

(1) In addition to the Expanded Portfolio, it includes other operations bearing credit risk;

(2) As defined by Bacen;

(3) Includes debentures and promissory note operations; and

(4) Includes CDI operations, rural DI, international treasury, swap, non-deliverable forward transaction and investments in FIDC, Certificate of Agribusiness Credit Rights (CDCA) and Certificates of Real Estate Receivables (CRI).

 38 Economic and Financial Analysis Report – March 2017

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

The charts below refer to the Loan Portfolio, as defined by Bacen:

Loan Portfolio (1) – By Flow of Maturities (2)

The loan portfolio by flow of maturities of operations has, as one of its features, a longer profile, mainly due to the presence of real estate financing and payroll-deductible loans operations. It must be noted that, due to their guarantees and characteristics, these operations are not only exposed to lower risk, but they also provide favorable conditions to gain client loyalty.

Loan Portfolio – Delinquency Ratio (1)

90-day Delinquency Ratio

The increase in the delinquency ratio, comprising operations delayed for more than 90 days in the Total Portfolio, grew in the quarter due to a specific client in the Large Corporates segment, that was fully provisioned, and to the reduction in the loan portfolio. In nominal terms, we highlight the reduction of delinquent loans.

Disregarding these events, the delinquency would record a decline, highlighting the improvement of Micro, Small and Medium Enterprises and of the Individuals segment.

In the first quarter of 2017, credit assignments without retention of risks and benefits were carried out, already written off for losses, totaling R$2.0 billion, which did not alter the rates of delinquency in the period, as well as did not impact the results in a material manner.

15-90 Day Delinquency Ratio

Short-term delinquency, including operations between 15 and 90 days overdue, decreased in the quarter, partially due to a fully provisioned client of the Large Corporate segment having migrated from a delinquency range to another. The increase in the delinquency of Individuals reflects the seasonal aspects of the first quarter, but at levels lower than the same period of previous year.

(1) As defined by Bacen; and

(2) Only performing loans.

Bradesco 39

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Allowance for Loan Losses (ALL) vs. Delinquency vs. Losses (1)

Composition of the Provision

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments carrying credit risks.

Allowance for Loan Losses totaled R$39.2 billion in March 2017, representing 10.3% of the total loan portfolio, comprising of: (i) generic provision (customer and/or operation rating); (ii) specific provision (non-performing loans); and (iii) excess provision (internal criteria).

Provisioning levels are deemed appropriate and sufficient to support possible changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

(1) As defined by Bacen; and

(2) Up to December 2016, includes the Allowance for Guarantees Provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “Excess Provision”.

Provisioning, Delinquency, ALL and Effective Coverage Ratio

The strength of the provisioning criteria adopted must be mentioned, which is proven by: (i) historical data analysis of recorded allowances for loan losses; and (ii) effective losses in the subsequent 12-month period. When analyzed in terms of net loss of recovery, for an existing provision of 8.4% of the portfolio(1), in March 2016, the net loss in the subsequent 12-month period was 4.2%, representing an effective coverage of 206.2%.

It should be highlighted that, considering the losses expected for one year (dotted part), there is an effective coverage ratio of 214.6% for March 2017.

 40 Economic and Financial Analysis Report – March 2017

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Coverage Ratio

The graph below presents the behavior of the ratios covering the provision for doubtful accounts in relation to default credits exceeding 60 and 90 days, considering HSBC Brasil, as of September 2016. In March 2017, these ratios showed very comfortable levels, reaching coverages of 154.0% and 182.1%, respectively.

Besides the provision for doubtful accounts required by Bacen, Bradesco has an excess provision of R$6.9 billion, to cover possible adverse scenarios, as well as other operations/commitments with credit risk.

NPL Creation 90 days vs Write-offs

The total NPL creation reached R$6,695 million in the first quarter of 2017, representing 1.8% of the Bacen loan portfolio, and remaining stable compared to the previous quarter. Disregarding the case of a specific client, fully provisioned, the ratio would be 1.5%, with a decrease of 0.3 p.p..

(1) Effect of a specific corporate client.

Bradesco 41

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Loan Portfolio – Portfolio Indicators

With the aim of facilitating the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, emphasizing that as of July 2016, it includes consolidation of HSBC Brasil, a comparative summary of the main figures and indicators is presented below:

(1) As defined by Bacen; and

(2) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$3,060,090 thousand. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance (R$604,623 thousand) was allocated to a specific account under "Other Liabilities - Sundry" (Note 20b - chapter 6 of this report), and the remaining balance (R$2,456,367 thousand) was allocated to “Excess Provision".

 42 Economic and Financial Analysis Report – March 2017

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Loans vs. Funding

In order to analyze Loan Operations in relation to Funding, the following should be deducted from the total client funding: (i) the amount committed to reserve requirements at Bacen, (ii) the amount of available funds within the customer service network, along with the addition of, (iii) funds from domestic and foreign lines of credit that finance the demand for loans.

Bradesco shows low dependency on interbank deposits and foreign lines of credit, given its This efficiency results in: (i) of the  prominent position of the Client Service Points; (ii) the broad diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin. It proves that Bradesco is capable of meeting demands for loan operations through its own funding.

(1)   Debentures mainly used as collateral for repo operations; and

(2)   Considers: Real Estate Credit Notes, Agribusiness Notes, Financial Bills and Structured Operations Certificate.

Bradesco 43

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Main Funding Sources

The following table presents the changes in these sources:

(1) Mostly considers debentures used as collateral for repo operations; and

(2) Includes: Financial Bills, in March 2017, totaling R$104,710 million (R$108,475 million in December 2016 and R$72,612 million in March 2016).

Demand Deposits

Demand deposits totaled R$30,564 million in March 2017, showing a decrease in the amount of R$2,856 million, or 8.5%, in the quarterly comparison, mainly driven by: (i) the business opportunities offered to clients, basically due to the fluctuations of interest rates during the period; (ii) the use of these funds by our clients for the payment of specific expenses at the beginning of the year (e.g.: motor-vehicle tax (IPVA) and municipal real estate tax (IPTU)); combined: (iii) the seasonality of the fourth quarter, which contributes to a greater volume of funds, due to the payment of the 13th salary.

An increase of R$7,974 million, or 35.3%, in the annual comparison, was mainly due to the increase in the client base in the period, partially due to the effect of the consolidation of HSBC Brasil, which occurred in the third quarter of 2016.

(1) Additional installment is not included.
Savings Deposits

Savings deposits totaled R$94,353 million in March 2017, showing a decrease in the amount of R$2,736 million, or 2.8%, in the quarterly comparison, due to: (i) the reduction in the base of savings accounts; and (ii) the business opportunities offered to clients, due to the fluctuations of interest rates during the period.

In the annual comparison, the increase of R$6,092 million, or 6.9%, was due to: (i) the expansion of the base of savings accounts, which showed a net growth of 2.4 million new savings accounts, partially due to the effect of the consolidation of HSBC Brasil, which occurred in the third quarter of 2016; and (ii) the remuneration of stock.

(1) Additional installment is not included.

 44 Economic and Financial Analysis Report – March 2017

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Time Deposits

In March 2017, the balance of time deposits totaled R$109,944 million, an increase of R$6,828 million, or 6.6%, and in comparison with the first quarter of the previous year, and increase of R$32,190 million, or 41.4% in the annual comparison, partly due to: (i) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; and (ii) the interest rate oscillations occurring in the period.

The performance of these movements is mainly due to interest rate oscillations occurring in the period and to the investment alternatives available to clients.

Debentures

In March 2017, the balance of debentures totaled R$73,904 million, a decrease of R$12,160 million, or 14.1%, when compared to the previous quarter, and R$11,570 million, or 13.5%, in the annual comparison.

Such variations refer mainly to the placement of these financial instruments, which are also used as collateral for repo operations.

Borrowing and Onlending

In March 2017, the balance of borrowing and onlending registered at R$56,417 million, a decrease of R$1,780 million, or 3.1%, compared with the previous quarter, mainly due to a decrease in the volume of funds raised by borrowings and onlending in the country, mainly in the form of Finame and BNDES operations.

In the comparison between March 2017 and March 2016, the balance of borrowings and on-lending recorded a decrease of R$6,432 million, or 10.2%, due to: (i) a decrease of R$5,062 million, or 18.7%, in borrowings and onlending denominated and/or indexed in foreign currency, whose balance changed from R$27,140 million in March 2016 to R$22,078 million, in March 2017, partly due to the negative exchange rate variation of 11.0% in the period; (ii) the reduction in the volume of funds raised by borrowings and on-lending in Brazil, mainly through Finame operations; and partially compensated: (iii) the increase in the volume of funds raised through BNDES operations.

Bradesco 45

Economic and Financial Analysis

Interest-Earning Portion of Credit Intermediation

Funds from Issuance of Securities

In March 2017, funds from issuance of securities totaled R$142,751 million, presenting a decrease in the amount of R$8,056 million, or 5.3%, compared with the previous quarter, mainly due to the decrease: (i) the decreased inventory of Financial Bills, in the amount of R$3,765 million; (ii) from the inventory of MTN Program Issues, in the amount of R$2,542 million and (iii) of the inventory of Real Estate Credit Notes, in the amount of R$1,333 million.

In the comparison between March 2017 and March 2016, the increase in the amount of R$30,134 million, or 26.8%, was mainly due to: (i) the increase in the inventory of Financial Bills, whose balance went from R$72,612 million in March 2016 to R$104,710 million in March 2017, basically due to the new issues that occurred in the period; and (ii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

(1) Considers: Mortgage Notes, Agribusiness Notes, MTN Program Issues, Securitization of Payment Order Flow, Cost of issuances over funding, Certificate of Deposit and Structured Operations Certificate.

Subordinated Debts

Subordinated debts totaled R$50,846 million in March 2017, showing a decrease in the amount of R$1,765 million, or 3.4%, in the quarterly comparison, driven by the maturity of debts. In the annual comparison, the balances remained stable, and the new issues offset the maturities that occurred in the periods.

 46 Economic and Financial Analysis Report – March 2017

Economic and Financial Analysis

Interest-Earning Portion of Insurance

Earning Portion of Insurance – Breakdown

Comparing the first quarter of 2017 with the previous quarter, the interest-earning portion of insurance operations recorded a R$10 million increase, which was due to: (i) an increase in the volume of operations, totaling R$56 million, and partially offset by: (ii) a R$46 million decrease in the average spread.

In the year-over-year comparison, net interest income increased by R$6 million, as a result of: (i) an increased volume of operations, in the amount of R$301 million, partly due to the effect of the consolidation of HSBC Brasil as of the third quarter of 2016, offset by: (ii) a R$295 million decrease in the average spread.

Interest-Earning Portion of Securities/Other

Earning Portion of Securities/Other – Breakdown

In the comparison between the first quarter of 2017 and the previous quarter, there was an decrease of R$17 million in the NII - interest-earning portion of “Securities/Other”, including asset and liability management (ALM), mainly due to: (i) decrease in the average volume of operations, totaling R$56 million, and partially offset by: (ii) the average spread increase, impacted by positions in the fixed-income portfolios, in the amount of R$39 million.

In the year-over-year comparison, net interest income of “interest” with “Securities/Others” increased by R$79 million, primarily due to: (i) an increase in the volume of operations, resulting in R$174 million; and partly offset by: (ii) a R$95 million decrease in the average spread.

Non-Interest-Earning Portion

Non-Interest-Earning Portion – Breakdown

Non-interest-earning portion of the NII totaled R$136 million in the first quarter of 2017, showing a R$54 million decrease in comparison with the same period of previous year, and a R$22 million decrease in comparison with the same period of previous year due to lower gains with arbitration of markets.

Bradesco 47

Economic and Financial Analysis

Insurance, Pension and Capitalization

Below is an analysis of Grupo Bradesco Seguros’ statement of financial position and statement of income. From July 2016, we began to consolidate the financial statements of companies of the insurance segment of HSBC Brasil.

Consolidated Statement of Financial Position

(1) Considering the shareholders’ equity of Bradesco Seguros S.A, which controls the operating companies (insurance, pension plans and capitalization bonds), it would amount to R$17,647 million in March 2017.

Consolidated Income Statement

Note: For comparison purposes, effects of non-recurring events are not considered.

 48 Economic and Financial Analysis Report – March 2017

Economic and Financial Analysis

Insurance, Pension and Capitalization

Income Distribution of Grupo Bradesco Seguros e Previdência

Performance Ratios

(1) Retained Claims/Earned Premiums;

(2) Selling expenses/Earned Premiums;

(3) Administrative Expenses/Net Written Premiums;

(4) (Retained Claims + Selling Expenses + Other Operating Income and Expenses)/Earned Premiums + (Administrative Expenses + Taxes)/Net Written Premiums; and

(5) Excludes additional reserves.

Note:  For comparison purposes, effects of non-recurring events are not considered.

Written Premiums, Pension Plan Contributions and Capitalization Bond Income

Due to the concentration of private pension contributions, which historically occur in the last quarter of the year, revenues did not show the same performance when compared to the fourth quarter of 2016.

In the first quarter of 2017, the production recorded a growth of 18.2% in comparison with the same period of the previous year, influenced by "Life and Pension”, “Health”, “Capitalization Bonds” and “Auto/P&C” products, which presented an increase of 29.2%, 10.6%, 7.7% and 2.6%, respectively.

Bradesco 49

Economic and Financial Analysis

Insurance, Pension and Capitalization

Indexes of Claims Ratio per Industry

 50 Economic and Financial Analysis Report – March 2017

Economic and Financial Analysis

Insurance, Pension and Capitalization

Administrative Efficiency Ratio

General and Administrative Expenses / Billing.

Maintenance of administrative efficiency ratio, in the comparison between the first quarter of 2017 and the previous quarter, is due to the benefits generated with the rationalization of expenditures.

The decrease in the administrative efficiency ratio, in the comparison between the first quarter of 2017 and the same period in the previous year, is a reflection of: (i) the benefits generated by the streamlining of expenditures; and (ii) the 18.2% increase in sales revenue for the period.

Technical Provisions

Bradesco 51

Economic and Financial Analysis

Life and pension plans

(1) Life/VGBL/PGBL/Traditional; and

(2) The first quarter of 2017 includes the latest data released by SUSEP (February/17).

Note:  For comparison purposes, effects of non-recurring events are not considered.

Revenue, which for the segment is historically concentrated in the last quarter of the year, did not show the same performance when compared to the fourth quarter of 2016. Net income for the first quarter of 2017 was 19.3% lower compared with the results of the previous quarter, influenced by: (i) the reduction in financial income, reflecting the behavior of the economic–financial indices in the period; and compensated, in part: (ii) the decrease of 2.9 p.p. in the claims ratio index; (iii) by the reduction of 1.1% in the marketing index; and (iv) by the maintaining of the administrative efficiency index.

Net income of the first quarter of 2017 was 1.1% higher compared with the results from the same period of previous year, influenced by the following factors: (i) an increase of 29.2% in revenue; (ii) maintaining of the claim rate; (iii) the improvement of the administrative efficiency index; and partially offset by: (iv) the increase of 1.7 p.p. in the commercialization index.

In March 2017, technical provisions for Bradesco Life and Pension Plans, stood at R$207.1 billion, made up of R$197.2 billion from "Pension Plans and VGBL" and R$9.9 billion from "Life, Personal Accidents and other lines", resulting in an increase of 27.4% in March 2016.

Growth of Participants and Life and Personal Accident Policyholders

In March 2017, the number of Bradesco Life and Pension Plans clients exceeded the 2.6 million mark of “Pension Plans and VGBL” participants, and 31.3 million “Life and Personal Accident” policyholders. Such performance is fueled by the strength of the Bradesco brand and the improvement in selling and management policies.

 52 Economic and Financial Analysis Report – March 2017

Economic and Financial Analysis

Health

(1) The first quarter of 2017 includes the latest data released by ANS (February/17).
Note: For comparison purposes, effects of non-recurring events are not considered.

Net income for the first quarter of 2017 decreased by 14.4% in relation to the results calculated for the previous quarter, mainly due to: (i) of the increase of 2.6% in the claim rate; compensated, in part: (ii) the increase of 0.8% in revenue; (iii) the decrease of the commercialization index; (iv) a decrease of 0.6 p.p in the administrative efficiency index and (v) the improvement in equity and financial results.

In March 2017, Bradesco Saúde and Mediservice maintained a strong market position in the corporate sector (source: ANS).
Net income of the first quarter of 2017 recorded a decrease of 26.0% compared with the results calculated in the same period of the previous year primarily due to: (i) the increase of 3.8 p.p. in the claims ratio; (ii) of the decrease in financial income, due to the behavior of the economic–financial indices; compensated, in part: (iii) an increase of 10.9% in revenue; (iv) by the 0.6% reduction in the marketing index; and (v) by the maintaining of the administrative efficiency index.

Approximately 140 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans.

Of the 100 largest companies in Brazil in terms of billing, 42 are Bradesco Saúde and Mediservice customers (source: Exame magazine – "Melhores e Maiores" ranking, July 2016).

Number of Bradesco Saúde and Mediservice Policyholders

These two companies have a combined total of more than 3.9 million clients. The large share of corporate insurance in this portfolio (96.0% in March 2017) is proof of its high level of specialization and customization in providing group coverage plans.

Bradesco 53

Economic and Financial Analysis

Capitalization bonds

(1) The first quarter of 2017 includes the latest data released by SUSEP (February/17).

Net income for the first quarter of 2017 recorded a decrease of 15.9% over the previous quarter primarily due to: (i) by the improvement in operating income; (ii) the maintenance in the administrative efficiency ratio and partly offset by: (iii) a decrease of 4.6% in revenue.

Net income of the first quarter of 2017 recorded a decrease of 6.8% compared with the results calculated in the same period of the previous year primarily due to: (i) of the decrease in the financial income, due to the behavior of the economic–financial indices; compensated, in part: (ii) the 7.7% increase in sales revenue, which influenced the improvement in operating income; and (iii) by the improvement of the administrative efficiency index.

Bradesco Capitalização reached a 7.7% growth in revenue in 2017, in the first quarter of 2017 in relation to the same period of 2016, thanks to its transparency policy and by adjusting its products based on potential consumer demand, consistent with market changes.

Concerned with providing products that better fit the most varied profiles and budgets of its clients, Bradesco Capitalização has a product portfolio, which ranges in payment method (lump or monthly), contribution term, periodicity and value of premiums that meet the requirements and expectations of the clients.

By combining a pioneering spirit and a strategic vision of the business, Bradesco Capitalização launched products geared toward social and environmental causes, where a portion of the funds raised is earmarked for projects having this purpose. In addition to making it possible for the client to establish a financial reserve, the Capitalization Bonds with a social and environmental profile seek to make clients aware of the importance of this issue and allow them to participate on behalf of this noble and beneficial cause to society, as well as reshaping its products with the launch of the “Max Prêmios Bradesco” family, offering products with monthly payment and single payments, ranging from R$20.00 (monthly) to R$5,000.00 (single).

Currently, Bradesco Capitalização maintains a partnership with the SOS Mata Atlântica Foundation, which promotes conservation of the biological and cultural diversity of the Atlantic Forest Biome, stimulating social and environmental civic awareness and actions.

 54 Economic and Financial Analysis Report – March 2017

Economic and Financial Analysis

Automobile and Property & Casualty

(1) The first quarter of 2017 includes the latest data released by SUSEP (February/17).

Note: In August 2015, we transferred the investment in the IRB – Brasil Resseguro S.A. to Bradesco Seguros.

The result of the Property & Casualty operation in the first quarter of 2017 was due to: (i) the effect of R$101.9 million arising from the review of the extended warranty operation’s business plan in the fourth quarter of 2016; (ii) the decrease of 1.0 p.p. in the claims ratio index; (iii) the maintenance in the commercialization index; (iv) the increase of 2.6 p.p. in the administrative efficiency index; (v) an improvement in financial results; and partly offset by: (vi) a decrease of 2.6% in revenue.

Net income for the first quarter of 2017 was 10.9% lower than the income recorded in the same period of the previous year, mainly as a result of: (i) the decrease in financial income, due to the behavior of the economic-financial indices; compensated, in part: (ii) the increase of 2.6% in revenue; (iii) the decrease of 3.7 p.p. in the claims ratio; (iv) the decrease in the commercialization index; and (v) maintaining of the administrative efficiency index.

Bradesco Auto/P&C is present in 40 of the 100 largest groups in the country, as the insurer of its equities. And, to ensure the retention of clients, the company has invested in the revision of its internal processes, mainly, in the areas dedicated to customer service and the analysis and regulation of claims, in search of greater efficiency and quality in the provision of services.

In order to give clients more freedom to customize their Automobile insurance according to their needs, Bradesco Auto/P&C has been investing in the flexibility of contracting coverage and services. The heavy investment in technology, particularly in the online services, has aided the simplification of internal processes, making the purchase of mass market insurance of Property & Casualty more agile. In Auto, we highlight the new functions of the “Day and Night Assistance for Policyholders” and the implementation of new functionalities in the follow-up to claims through digital channels, for Policyholders and Brokers, and the inclusion of monitoring for third parties. In Property Casualty and Others, an online chat service was launched for follow-up to claims for Brokers, and improvements were implemented in the follow-up procedures for the claim process, through the website of the Policyholder and the “100% Corretor” web portal.

Despite strong competition in the “Auto/RCF” branches, the insurance company preserved its fleet of approximately 1.5 million items, confirming the maintenance of competitiveness. This was due mainly to more refined and segmented pricing, which helped reduce the rate of accidents/claims and increase the margin.

The network activity of the automotive centers of Bradesco Auto Center (BAC), with 30 units throughout the entire country, offers policyholders access to a varied range of services in a single place. Since 2007, there have been more than 500 thousand assistances, between claims, provision of spare cars, installation of anti-theft equipment, prior inspections performed, preventative maintenance checks and glass repairs.

Bradesco 55

Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Explanations of the main items that influenced the variation in Fee and Commission Income between the periods can be found below.

Credit card income

Credit card income amounted to R$2,637 million in the first quarter of 2017, showing a decrease of R$161 million, or 5.8% in comparison with the previous quarter, due to the seasonality of year-end purchases.

In the comparison of the first quarter of 2017 and the same period of the previous year, the growth was R$216 million or 8.9% primarily due to: (i) the increase in the financial volume traded; and (ii) the increased amount of transactions carried out in the period; partly influenced by the effect of the consolidation of HSBC Brasil, as of the third quarter of 2016.

 56 Economic and Financial Analysis Report – March 2017

Economic and Financial Analysis

Fee and Commission Income

Checking Account

In the first quarter of 2017, revenues from checking account services totaled R$1,601 million, a reduction of R$22 million, or 1.4%, in relation to the previous quarter, primarily due to the seasonal effect of the fourth quarter, a period in which there is a substantial increase in the volume of services provided to our clients.

Comparing the first quarter of 2017 and the same period of the previous year, these revenues increased by R$237 million, or 17.4%, mainly a reflection of: (i) the expansion of the portfolio of services rendered; (ii) the increase in the volume of business; and (iii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

Asset Management

In the first quarter of 2017, fund management income totaled R$912 million, showing an increase of R$61 million, or 7.2%, compared with the previous quarter mainly due to higher business days in the quarter.

In the comparison between the first quarter of 2017 and the same period in the previous year, there was an increase of R$238 million, or 35.3%, a reflection, in large part, of the following: (i) increase in the volume of funds raised and managed, which grew 31.8% over the period, investments in fixed income funds being notable, that increased 31.2%; and (ii) the effect of the consolidation of HSBC Brasil, as of the third quarter of 2016.

Bradesco 57

Economic and Financial Analysis

Fee and Commission Income

Loan Operations

Revenues from credit operations increased by 7.8%, or R$53 million in the quarterly comparison, and by 11.4%, or R$75 million, compared to the same period in the previous year, primarily resulting from the increase in income with guarantees provided, which increased by 7.1% and 29.1%, respectively.

Cash Management Solutions (Payments and Collection)

In the first quarter of 2017, revenues from collections and payments amounted to R$586 million, an increase of R$15 million, or 2.6%, compared to the previous quarter, primarily due to the larger number of business days in the quarter.

Comparing the first quarter of 2017 and the same period in the previous year, there was an increase of R$90 million, or 18.1%, due to: (i) the greater volume of processed documents, up from 562 million in the first quarter of 2016 to 673 million in first quarter of 2017; and (ii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

 58 Economic and Financial Analysis Report – March 2017

Economic and Financial Analysis

Fee and Commission Income

Consortium Management

In the first quarter of 2017, income from consortium management increased by R$6 million, or 1.7%, compared with the previous quarter, which had 1,375 thousand active quotas, ensuring a leading position in all the sectors in which it operates (real estate, auto and trucks/machinery and equipment).

In the comparison between the first quarter of 2017 and the same period of the previous year, there was an increase of R$91 million or 32.7% in income from consortium management, due to a higher volume of: (i) received bids; (ii) average ticket; and (iii) billing of sales, ranging from 1,212 thousand active quotas, in March 2016, to 1,375 thousand active quotas in March 2017, generating an increase of 163 thousand net quotas.

Custody and brokerage services

In the first quarter of 2017, revenues from custody and brokerage services increased by R$8 million, or 3.9%, compared to the previous quarter, mainly due to: (i) an increase of R$66 billion in custody assets; and (ii) the higher business days in the quarter.

In the comparison between the first quarter of 2017 and the same period of the previous year, these revenues increased R$61 million, or 40.7%, due to the increase in total assets in custody in the amount of R$316 billion, partly impacted by the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

Underwriting/Financial Advisory Services

In the quarterly comparison, the decrease of R$52 million, or 22.4%, refers, mostly, to the lower activity on the capital market in the period.

Comparing the first quarter of 2017 and the same period in the previous year, revenues from underwriting / financial advisory services increased by R$18 million, or 11.1%.

It is important to note that variations recorded in this income derive from the capital market’s volatile performance.

Bradesco 59

Economic and Financial Analysis

Personnel and Administrative Expenses

(1) This reduction refers to: (i) the migration of “External ATM Network Points – Bradesco” to “Banco24Horas Network”; (ii) the deactivation of ATMs from “Banco24Horas Network”; and (iii) the decrease of Bradesco Expresso (Correspondent Banks).

Total Personnel and Administrative Expenses amounted to R$9,676 million in the first quarter of 2017, showing a decrease of 7.7%, or R$806 million, in comparison with the previous quarter. In the comparison with the same period of the previous year, total Personnel and Administrative Expenses showed an increase of 22.9%, or R$1,806 million, partly impacted by the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

Personnel Expenses

Total personnel expenses amounted to R$4,822 million in the first quarter of 2017, showing a decrease of R$249 million, or 4.9% in comparison with the previous quarter, due to: (i) a reduction of R$311 million, or 7.3%, in the “structural” portion, related to lower expenses, with payroll/social charges and benefits partially impacted by the higher concentration of paid vacation time in the period, a characteristic of the first quarter of each year; and compensated, in part: (ii) by the increase in the “non-structural” portion, in the amount of R$62 million, or 7.6%, mainly a reflection of higher expenses on (a) terminations, in the amount of R$55 million, and (b) management and employee profit sharing, in the amount of R$20 million.

 60 Economic and Financial Analysis Report – March 2017

Economic and Financial Analysis

Personnel and Administrative Expenses

In the comparison between the first quarter of 2017 and the same period in the previous year, the increase of R$1,068 million, or 28.4%, in expenses on personnel, is explained by variations in the portions: (i) "structural" portion in the amount of R$921 million or 30.4% due to the increase in expenses with payroll, social charges and benefits, impacted by (a) higher salaries, in accordance with the 2016 collective bargaining agreement; and (b) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; and (ii) "non-structural" portion in the amount of R$148 million or 20.3%, a result, partially due to higher expenses with (a) employment termination costs totaling R$73 million and (b) employee and management profit sharing totaling R$55 million.

Administrative Expenses

Total administrative expenses amounted to R$4,854 million in the first quarter of 2017, showing a decrease of 10.3%, or R$557 million, in comparison with the previous quarter, mainly due to: (i) the synergies and economies of scale resulting from the incorporation of HSBC Brasil activities in October 2016, leading to lower expenses with (a) outsourced services, in the amount of R$211 million and (b) asset maintenance, in the amount of R$37 million; and (ii) the year-end seasonality that resulted in (a) the lower volume of business and services, and (b) lower expenses with advertising and marketing, in the amount of R$183 million.

In the first quarter of 2017, administrative expenses increased 17.9%, or R$738 million, a reflection of the increase in expenses originating from: (i) a growth in the business volume and services within the period; (ii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; and (iii) contractual adjustments.

Operating Coverage Ratio (1)

In the first quarter of 2017, the coverage ratio over the last 12 months recorded 75.3%, mainly impacted by the increase in operating expenses due to the effect of the consolidation of HSBC Brasil as of the third quarter of 2016. Nevertheless, it should be noted that the maintenance of this high-level indicator is mainly caused by ongoing cost control efforts, including (a) the Efficiency Committee’s initiatives; among which we highlight as a target for the year 2017, the capture of synergies and scale gains from the merger of HSBC Brasil (b) investments in Information Technology, which totaled R$1.408 billion in the first quarter of 2017; and (c) measures applied to increase the offer of products and services available to the entire client base.

(1) Fee and Commission Income/Administrative and Personnel Expenses (in the last 12 months).

Bradesco 61

Economic and Financial Analysis

Tax Expenses

Tax expenses totaled R$1,772 million in the first quarter of 2017, showing an increase of R$69 million, or 4.1%, in relation to the previous quarter, primarily due to the: (i) the increase in taxable income in the period; and (ii) the increase in IPTU (property tax) expenses, due to the early payment of this tax.

In the comparison between the first quarter of 2017 and the same period of the previous year, such expenses increased by R$354 million, or 25.0%, primarily due to the increase in expenses with PIS/ISS/Cofins, derived from the increase in taxable income in the period, mainly of fee and commission income and net interest income.

Equity in the Earnings (Losses) of Affiliates

In the first quarter of 2017, equity in the earnings (losses) of affiliates was R$58 million, an increase of R$10 million, or 20.8%, compared with the previous quarter, and an increase of R$18 million, or 45.0%, in relation to the same period of the previous year. These variations are primarily due to the equity in the earnings (losses) obtained with the “IRB - Brasil Resseguros" affiliate.

Non-Operating Income

In the first quarter of 2017, non-operating income recorded a loss of R$52 million, showing an increase of R$39 million, in comparison with the previous quarter, and an increase of R$35 million, or 40.2%, in the annual comparison, essentially due to the variation of non-operating expenses (such as losses on sale and write-off of assets and investments/other) and partly offset by the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

 62 Economic and Financial Analysis Report – March 2017

Economic and Financial Analysis

Additional Information – HSBC Brasil Historical Series

Adjusted Statement of Financial Position

R$ million	Sept16	"Pro-forma"						
		June16	Mar16	Dec15	Sept15	June15	Mar15	Dec14
Assets								
Current and Long-Term Assets	**159,475**	**160,488**	**183,933**	**184,832**	**189,626**	**188,804**	**198,373**	**178,548**
Funds available	1,774	3,443	2,684	3,927	4,153	3,254	3,250	3,432
Interbank Investments	17,455	29,402	35,934	32,192	34,319	40,483	42,925	43,156
Securities and Derivative Financial Instruments	46,082	29,507	30,361	32,490	37,416	36,149	40,049	26,883
Interbank and Interdepartmental Accounts	17,042	15,584	14,526	13,065	14,302	10,765	13,414	11,181
Loan and Leasing Operations	50,854	54,022	55,941	58,284	59,840	57,647	58,845	56,633
Allow ance for Loan Losses (ALL)	(6,404)	(6,039)	(5,860)	(5,563)	(5,297)	(4,986)	(4,624)	(4,398)
Other Receivables and Assets	32,672	34,569	50,347	50,437	44,893	45,492	44,514	41,661
Permanent Assets	**1,719**	**2,595**	**2,884**	**3,158**	**2,457**	**3,578**	**3,709**	**3,798**
Investments	44	50	51	51	51	54	55	44
Premises and Equipment and Leased Assets	1,208	1,985	2,111	2,227	1,390	2,384	2,476	2,536
Intangible Assets	467	560	722	880	1,016	1,140	1,178	1,218
Total	**161,194**	**163,083**	**186,817**	**187,990**	**192,083**	**192,382**	**202,082**	**182,346**
Liabilities								
Current and Long-Term Liabilities	**153,392**	**153,920**	**177,424**	**178,511**	**182,077**	**181,967**	**191,775**	**171,928**
Deposits	64,876	57,571	55,121	55,654	53,205	53,924	58,481	57,388
Securities sold under agreements to repurchase	5,009	1,530	1,859	2,247	1,925	2,553	3,217	2,204
Funds from Issuance of Securities	37,571	40,187	42,001	42,251	40,510	43,702	42,155	37,673
Interbank and Interdepartmental Accounts	1,262	1,437	1,425	1,145	2,049	4,224	2,300	1,054
Borrow ings and Onlendings	5,702	5,459	10,353	9,207	13,219	11,406	12,765	11,217
Derivative Financial Instruments	2,247	3,788	5,444	8,860	12,963	6,507	11,271	5,125
Technical provisions for insurance, pension plans and capitalization bonds	15,296	14,970	14,720	14,391	14,296	15,017	15,033	14,727
Other liabilities	21,429	28,978	46,501	44,756	43,910	44,634	46,553	42,540
Deferred Income	**6**	-	-	-	-	-	-	-
Non-controlling Interest in Subsidiaries	**20**	18	17	17	16	15	17	20
Shareholder's Equity (1)	**7,776**	9,145	9,376	9,462	9,990	10,400	10,290	10,398
Total	**161,194**	**163,083**	**186,817**	**187,990**	**192,083**	**192,382**	**202,082**	**182,346**

(1) In September 2016, the effect of adjustments to the accounting criteria adopted by Bradesco is included.

Statement of Adjusted Income

(1) “Other”, includes: Capitalization bond prize draws and redemptions; and Selling expenses from insurance, pension plans and capitalization bonds.

Bradesco 63

Economic and Financial Analysis

Additional Information – Comparison of March 2017 and 2016 “Pro-forma”

From the third quarter of 2016, HSBC Brasil has been consolidated into our financial statements, and in order to provide comparability of assets/liabilities and income compared regarding March 2017 and 2016, below we present pro forma consolidated financial information, i.e., the combined assets/liabilities and income of Bradesco and HSBC Brasil for the year 2016. This pro forma consolidated financial information includes all income statement and balance sheet items from HSBC Brasil, and the income of HSBC Brasil not computed to Bradesco is included under the heading “non-controlling interests/others”, referring to periods prior to the actual acquisition, given that the proposal is to retroactively demonstrate the effect of a transaction that occurred at a later date, and thus, we stress that the data was provided for mere illustrative purposes.

Adjusted Statement of Financial Position

R$ million	Mar17	"Pro-forma"		
		Mar16	Variation	
			Amount	%
Assets				
Current and Long-Term Assets	**1,263,948**	**1,248,543**	**15,405**	**1.2**
Funds available	12,029	21,344	(9,315)	(43.6)
Interbank Investments	188,117	201,457	(13,340)	(6.6)
Securities and Derivative Financial Instruments	549,700	427,999	121,701	28.4
Interbank and Interdepartmental Accounts	63,596	66,000	(2,404)	(3.6)
Loan and Leasing Operations	339,269	376,358	(37,089)	(9.9)
Allowance for Loan Losses (ALL)	(39,181)	(36,801)	(2,380)	6.5
Other Receivables and Assets	150,418	192,186	(41,768)	(21.7)
Permanent Assets	**30,191**	**31,807**	**(1,616)**	**(5.1)**
Investments	1,726	1,571	155	9.9
Premises and Equipment and Leased Assets	7,802	7,890	(88)	(1.1)
Intangible Assets	20,663	22,346	**(1,683)**	**(7.5)**
Total	**1,294,139**	**1,280,350**	**13,789**	**1.1**
Liabilities				
Current and Long-Term Liabilities	**1,187,569**	**1,184,996**	**2,573**	**0.2**
Deposits	235,432	244,313	(8,881)	(3.6)
Securities sold under agreements to repurchase	351,263	299,209	52,054	17.4
Funds from Issuance of Securities	142,751	154,618	(11,867)	(7.7)
Interbank and Interdepartmental Accounts	5,755	6,606	(851)	(12.9)
Borrowings and Onlendings	56,417	73,202	(16,785)	(22.9)
Derivative Financial Instruments	13,936	13,108	828	6.3
Technical provisions for insurance, pension plans and capitalization bonds	229,433	197,693	31,740	16.1
Other liabilities	152,582	196,247	(43,665)	(22.3)
Deferred Income	**426**	**488**	**(62)**	**(12.7)**
Non-controlling Interest in Subsidiaries	**1,586**	**1,536**	**50**	**3.3**
Shareholders' Equity	**104,558**	**93,330**	**11,228**	**12.0**
Total	**1,294,139**	**1,280,350**	**13,789**	**1.1**

Statement of Adjusted Income

(1) “Other”, includes: Capitalization bond prize draws and redemptions; and Selling expenses from insurance, pension plans and capitalization bonds.

 64 Economic and Financial Analysis Report – March 2017

Return to Shareholders

Corporate Governance

Bradesco’s Management is made up of the Board of Directors and the Statutory Board of Executive Officers. The Board of Directors is composed of eight members, being seven external members and one internal. These members were elected at the Annual Shareholders’ Meeting and are eligible for reelection.

Currently, seven committees advise the Board of Directors, whereby two are statutory (Audit and Remuneration) and five non-statutory (Ethical Conduct, Internal Controls and Compliance, Integrated Management of Risks and Allocation of Capital, Succession Planning and Nomination, and Sustainability). There are also several executive committees that assist the activities of the Executive Board.

Bradesco also makes use of the permanent Fiscal Council, elected by the shareholders, and the Audit Committee, which reports to the Board of Directors, as the main oversight agencies of its administrative/operational structure.

In 2001, Bradesco voluntarily adhered to Level 1 Corporate Governance of B3, as well as to the Code of Self-Regulation and Best Practices for Publicly Held Companies, issued by the Brazilian Association of Publicly Held Companies (ABRASCA), in 2011.

Further information is available on Bradesco’s Investor Relations website (bradescori.com.br – Corporate Governance Section).

Investor Relations area – IR

The commitment to transparency, democratization of information, punctuality and the pursuit of the best practices are essential factors and are constantly reinforced by Bradesco’s Investor Relations area.

In the first quarter of 2017, there were 92 events promoted with national and international investors, through conferences, meetings, conference calls and institutional presentations, assisting 1,295 investors.

The schedule of events in Brazil in the first quarter also promoted the Bradesco APIMEC Meeting Brasília, comprising an audience of over 140 participants in loco.

Bradesco Shares

Number of Shares – Common and Preferred Shares

In thousands	Mar17 (1)	Dec16	Mar16
Common Shares	3,049,449	2,772,226	2,772,226
Preferred Shares	3,035,625	2,759,659	2,759,659
Subtotal – Outstanding Shares	6,085,074	5,531,885	5,531,885
Treasury Shares	23,889	21,717	21,717
Total	6,108,962	5,553,602	5,553,602

(1) Includes effect of bonus of shares of 10% with incorporation to shareholders’ position as of May 4, 2017.

In March 2017, Bradesco’s Capital stood at R$59.1 billion, composed of 6,108,962 thousand shares, made up of 3,054,481 thousand common shares and 3,054,481 thousand preferred shares, as book entries and without par value.

Cidade de Deus Cia. Comercial de Participações is Bradesco’s largest shareholder, which directly holds 48.5% of the voting capital and 24.3% of the total capital.

Shareholders of Cidade de Deus Cia. Comercial de Participações belong to the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., a company controlled by Fundação Bradesco and by BBD Participações S.A., whose shareholders constitute the majority of the members of the Board of Directors of the Statutory Board of Executive Officers of Bradesco and more senior officers.

  66  Economic and Financial Analysis Report – March 2017

Return to Shareholders

Bradesco Shares

Number of Shareholders – Domiciled in Brazil and Abroad

	Mar17%		Ownership of Capital (%)	Mar16%		Ownership of Capital (%)
Individuals	322,571	89.8	20.7	326,146	89.9	21.0
Companies	35,446	10.0	45.7	35,744	9.8	45.0
Subtotal - Domiciled in Brazil	358,017	99.6	66.4	361,890	99.7	66.0
Domiciled Abroad	1,266	0.4	33.6	1,188	0.3	34.0
Total	359,283	100.0	100.0	363,078	100.0	100.0

In March 2017, Bradesco had 359,283 shareholders, 358,017 residing in Brazil, representing 99.6% of the total number of shareholders holders of 66.4% of its capital. The amount of shareholders domiciled abroad was 1,266, representing 0.4% of the number of shareholders with 33.6% of its share capital.

Daily Average Trading Volume of Shares

During the first three months of 2017, the average daily trading volume of our shares on the New York Stock Exchange (NYSE) and B3 reached R$658 million. This figure was 6.5% lower than the average daily volume traded in the previous year, mainly driven by the 8.0% reduction in the average daily trading volume of Bradesco shares on the NYSE.

(1)     BBDC3 “Common Shares” and BBDC4 “Preferred Shares”; and

(2)     BBD “Preferred Shares” and BBDO “Common Shares” (as of March 2012).

Bradesco   67

Return to Shareholders

Bradesco Shares

Appreciation of Preferred Shares – BBDC4

The graph shows the change in Bradesco’s preferred shares, taking into account the reinvestment of dividends (it includes Interest on the Stockholders’ Equity), compared to the Ibovespa.

If, in late December 2007, R$100 were invested, Bradesco’s shares would be worth approximately R$216 at the end of March 2017, which is an appreciation approximately two times higher compared to that which was presented by the Ibovespa within the same period.

Share and ADR Performance (1)

(1)     Adjusted for corporate events in the periods; and

(2)     Number of shares (excluding treasury shares) vs. closing price for common and preferred shares on the last trading day of the period.

  68  Economic and Financial Analysis Report – March 2017

Return to Shareholders

Bradesco Shares

Recommendation of Market Analysts – Target Price

Market analysts issue periodical recommendations on Bradesco’s preferred shares (BBDC4). In April 2017, we analyzed eleven reports prepared by these analysts. Their recommendations and general consensus on the target price for December 2017 can be found below:

For more information on the target price and the recommendations of each market analyst that monitors the performance of Bradesco’s shares.	Such information is available at: bradescori.com.br > Information to Shareholders > Analysts’ Consensus.

Fair value

In March 2017, Bradesco’s market capitalization, in view of the closing prices of Common and Preferred shares, was R$178.2 billion, an increase of 10.8% compared with December 2016. It is mention worthy that, in the same period, Ibovespa grew by 7.9%.

Bradesco    69

Return to Shareholders

Main Indicators

Price/Earnings Ratio(1): Indicates the possible number of years within which the investor would recover the capital invested, based on the closing prices of common and preferred shares.	(1) Twelve-month adjusted net income.

Price to Book Ratio: Indicates the multiple by which Bradesco’s market capitalization exceeds its book value.

Dividend Yield (1) (2):

The ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net profit.

(1) Source: Economatica; and (2) Calculated by the share with highest liquidity.

  70  Economic and Financial Analysis Report – March 2017

Return to Shareholders

Dividends/Interest on Shareholders’ Equity – JCP

In the first quarter of 2017, R$1.845 million was assigned to shareholders as interest on shareholders’ equity (JCP) and the total JCP assigned to shareholders accounted for 51.6% of the net income for the 12-month period and, considering income tax deduction and JCP allocations, it was equivalent to 43.9% of the net income.

(1)     In the last 12 months.

Weight on Main Stock Indexes

Bradesco shares are listed on Brazil’s main stock indexes, including IBrX-50 and IBrX-100 (indexes that measure the total return of a theoretical portfolio composed of 50 and 100 shares, respectively, selected from among the most traded shares on B3), IBrA (Broad Brazil Index), IFNC (Financial Index, composed of banks, insurance companies and financial institutions), ISE (Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index), ICO2 (index composed of shares of the companies listed on the IBrX-50 index and that choose to adopt transparent greenhouse gas emission practices in order to take part in this initiative) and the Mid-Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest capitalization companies listed).

Abroad, Bradesco shares are listed on the NYSE’s Dow Jones Index, in the Dow Jones Sustainability Emerging Markets portfolio and on the Madrid Stock Exchange’s FTSE Latibex Brazil Index.

(1) Represents Bradesco shares’ weight on Brazil’s main stock indexes.

Bradesco    71

Additional Information

(This page has been left blank intentionally)

  72  Economic and Financial Analysis Report – March 2017

Additional Information

Market Share of Products and Services

Market shares held by Bradesco in the Banking and Insurance industries and in the Customer Service Network are presented below:

(1)   SFN data is preliminary;

(2)   Reference date: Feb/17; and

(3)   Reference date: Jan/17.

N/A – Not available.

  74  Economic and Financial Analysis Report – March 2017

Additional Information

Market Share of Products and Services

Branch Network

Ratings

Reserve Requirements

(1)     Collected in cash and not remunerated;

(2)     Collected in cash with the Special Clearance and Custody System (Selic) rate;

(3)     At Bradesco, reserve requirements are applied to Rural Loans; and

(4)     Collected in cash with the Reference Interest Rate (TR) + interest of 6.17% p.a. for deposits made until May 03, 2012, and TR + 70% of the Selic rate for deposits made as of May 4, 2012, when the Selic rate is equal to or lower than 8.5% p.a.

Bradesco    75

Additional Information

Investments in Infrastructure, Information Technology and Telecommunications

In the year that Bradesco celebrates its 74th anniversary, the pioneering bank in the use and availability of innovative technologies remains at the forefront, enhancing its digital solutions to improve its clients' experience in the use of banking products and services:

•         at ATMs, all transactions can henceforth be carried out without a card, using only authentication through biometrics, available at 100% of the ATMs of the Onsite network - Bradesco and Banco24Horas network;

•         Bradesco was the first Brazilian bank to allow its clients to buy Euros through the ATMs. In addition to Euros, clients can buy US Dollars, with no need to be accompanied by a bank employee, and extended hours to meet the needs of our clients, quickly and securely. ATMs that already have this feature are available at strategic locations in São Paulo: Praça Panamericana, Nova Central, JK Iguatemi, and Praça Oswaldo Cruz;

•         “Bradesco Celular” has gained new features and allows Individual clients access investment fund options to make their first investment. Other facilities are investments in CDs and savings, request total or partial redemption, consult balances and returns, carry out transactions between accounts, send application and redemption receipts, schedule specialized consulting services, and carry out an Investor Profile Analysis, or “API”;

•         another new feature of this channel is the contracting of payroll-deductible loans for the acquisition of new personal loans or refinancing for social security (INSS) beneficiaries, public servants, and employees of private companies;

•         a new convenience for customers is the ability to activate, re-register or exchange the physical security device for a mobile phone Token directly at ATMs. The step-by-step instructions are very explanatory and the client can complete the process in just three steps, with or without a credit card;

•         improvements were made to the website for companies (“Net Empresa”), such as simplification of the process of inclusion and approvals, making it possible to view the balance of more than one company at a time, generate a single corporate access profile for the conglomerate, include users in more than one company and enable them to make their own changes to access type, as well as the alert for user proxy expiration and digital validation of transactions with mobile phone token (QR Code);

•         Bradesco account holders can use the Internet to carry out their transactions from anywhere in the world. There are more than 20 options for sending and receiving funds abroad, such as living expenses for residents, pensions, salaries, transfer of assets, educational purposes, and health care;

•         as part of the process of ongoing improvement, and to meet the increasing volume of transactions, we highlight the fact that the Bank reached a total of 3,910 branches equipped with Wi-Fi networks for digital activation of clients and use of Bradesco apps. The data transmission capacity at the Branches has been expanded, providing speedier service;

•         throughout the period, the open innovation program called “InovaBra Startup” received 504 applications, 284 of which were qualified to participate in the program, 52 were approved for the immersion phase, and 21 participated in Demo Day, where they had the opportunity to show their proposals and to answer questions by executives from the business areas, of which 10 were selected for the project development phase. The selection criteria were the percentage of approval, degree of innovation, potential for return, and strategic adherence; and

•         in the area of environmental sustainability, in March 2017, we disposed of technological waste, collecting 16,692 kg of work stations, notebooks, ultrabooks and monitors, which had their hard disks removed for adequate disposal, following applicable Brazilian standards. The initiative will bring gains by deactivating outdated equipment that required high energy consumption and maintenance.

As a necessary condition for its continuous growth, Bradesco invested, in the first quarter of 2017, a total of R$1,408 million in Infrastructure, Information Technology and Telecommunications.

  76  Economic and Financial Analysis Report – March 2017

Additional Information

Risk Management

Risk management activity is highly strategic due to the increasing complexity of services and products and the globalization of Bradesco’s business. The market’s dynamism encourages Bradesco to engage in the continuous improvement of this activity in pursuit of better practices, leading Bradesco to use its internal market risk models, which have been used to calculate regulatory capital since January 2013.

Bradesco controls corporate risk management in an integrated and independent manner, preserving and valuing the Board's decisions, developing and implementing methodologies, models and measurement and control tools.

It also provides training for employees at every level of the Organization, from business areas to the Board of Directors.

The management process results in the proactive identification, measurement, mitigation, monitoring and reporting of risks, which is necessary when taking into account Bradesco’s complex financial products and activity profile.

Detailed information on the risk management process, regulatory capital, as well as Bradesco’s risk exposure, can be found in the Risk Management Report, available on the Investor Relations website: bradescori.com.br.

Capital Management

The Capital Management structure aims to provide conditions for capital monitoring and control, contributing to the achievement of goals set in the strategic objectives defined by Bradesco, through adequate capital sufficiency planning. This structure is comprised of Executive Committees and one Non-Statutory Committee, which assist the Board of Directors and Board of Executive Officers in the decision-making process.

In addition to the Committee structure, Bradesco has a department responsible for capital management centralization, named Capital Management, Internal Capital Adequacy Assessment Process (ICAAP) and Recovery Plan, subordinated to the Department of Planning, Budget and Control, which acts jointly with the Integrated Risk Control Department, associated companies, business areas and Bradesco’s supporting areas.

On an annual basis, the capital plan is devised by Bradesco, which is approved by the Board of Executive Officers and Board of Directors. It is also aligned with the strategic plan and encompasses a prospective outlook of at least three years. The process of developing this plan considers threats and opportunities, market share and development goals, capital requirement projections based on risks, as well as capital held by Bradesco. Such projections are constantly monitored and controlled by the capital management area.

With the implementation of the capital management (ICAAP) Recovery Plan structure, an internal process has been established to assess capital adequacy (ICAAP), which provides conditions to assess capital sufficiency in accordance with the base and stress scenarios, in a prospective outlook to identify capital and contingency actions to be taken in the respective scenarios. Capital adequacy and sufficiency information represent essential tools to manage and support the decision-making process.

Additional information on the capital management structure is available in the Risk Management Report – Pillar 3, and in the Integrated Report, on the Investor Relations website: bradescori.com.br.

Bradesco    77

Additional Information

Basel Ratio

In March 2017, the Reference Equity of the Prudential Conglomerate reached the amount of R$92,920 million, compared to assets weighted by the risk of R$607,464 million. The Basel Ratio decreased 0.1 p.p., from 15.4% in December 2016 to 15.3% in March 2017, and Tier I Capital totaled 12% in March 2017, remaining stable compared to December 2016.

It must be noted that the reduction impact due to the change in the application of prudential adjustments, as defined in Resolution No. 4,192/13, which increased from 60% in December 2016 to 80% in January 2017, was offset: (i) by the reduction of weighted assets; and (ii) by the net income for the first quarter of 2017.

(1)     Criteria used, as of October 2013 by Resolution No. 4,192/13 (including subsequent amendment); and

(2)     In September 2016, considers subordinated debt authorized by Central Bank, in November 2016, to compose Tier I Capital.

  78  Economic and Financial Analysis Report – March 2017

Independent Auditors’ Report

Limited Assurance Report about Supplementary Accounting information included within the Economic and Financial Analysis Report

To

Directors of

Banco Bradesco S.A.

Osasco – SP

We were engaged by Banco Bradesco S.A. ("Bradesco") to report on the consolidated supplementary accounting information of Banco Bradesco S.A. as of March 31, 2017 and for the three month period then ended, in the form of a limited assurance conclusion if, based on our engagement performed, nothing has come to our attention that causes us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, based on the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Responsibilities of the Management of Bradesco

Management of Bradesco is responsible for preparing and adequately presenting the consolidated supplementary accounting information included within the Economic and Financial Analysis Report based on the criteria for the preparation of the supplementary accounting information described below, and for other information contained within this report, as well as the design, implementation and maintenance of internal controls that management determined as necessary to allow for such information that is free from material misstatement, whether due to fraud or error.

Independent Auditor´s Responsibility

Our responsibility is to review the supplementary accounting information included within the Economic and Financial Analysis Report prepared by Bradesco and to report thereon in the form of a limited assurance conclusion based on the evidence obtained. We conducted our engagement in accordance with the NBC TO 3000 - Assurance Engagement Other than Audit and Review (ISAE 3000). That standard requires that we comply with ethical requirements, including independence requirements, and plan and perform our procedures to obtain a meaningful level of limited assurance about whether we did not became aware of any fact that could lead us to believe that the supplementary accounting information included within the Economic and Financial Analysis Report are not presented, in all material respects, to the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

The procedures selected were based on our understanding of the consolidated supplementary accounting information included within the Economic and Financial Analysis Report, as well as other circumstances of our work and our consideration of other areas that may contain material misstatements, regardless of whether they are caused by fraud or error. However, such procedures do not include investigation or detection of fraud or error.

Limited assurance is less than absolute assurance and reasonable assurance. Procedures to gather information to a limited assurance engagement are more limited than to a reasonable assurance engagement and, therefore, we obtain less assurance than a reasonable assurance engagement; consequentely, we do not express neither an audit opinion nor a reasonable assurance over the supplementary accounting information included within the Economic and Financial Analysis Report.

  80  Economic and Financial Analysis Report – March 2017

Independent Auditors’ Report

Limited Assurance Report about Supplementary Accounting information included within the Economic and Financial Analysis Report

Our conclusion does not contemplate aspects related to any prospective information contained within the Economic and Financial Analysis Report, nor offers any guarantee if the assumptions used by Management to provide a reasonable basis for the projections presented. Therefore, our report does not offer any type of assurance on the scope of future information (such as goals, expectations and ambitions) and descriptive information that is subject to subjective assessment.

Criteria for Preparing the Supplementary Accounting Information

The consolidated supplementary accounting information disclosed within the Economic and Financial Analysis Report, as of March 31, 2017 and for the three month period then ended has been prepared by the Management of Bradesco, based on the information contained in the March 31, 2017 intermediate consolidated financial statements and the accounting criteria described within the Economic and Financial Analysis Report, in order to facilitate additional analysis, without, however, being part of the intermediate consolidated financial statements disclosed on this date.

Conclusion

Our conclusion has been formed on the basis of, and is limited to the matters outlined in this report.

Based on the procedures performed we did not became aware of any fact that lead us to believe that the consolidated supplementary accounting information included within the Economic and Financial Analysis Report are not presented accurately, in all material respects, in accordance with the information referred to in the “Criteria for preparing the supplementary accounting information” paragraph.

Osasco, April 26, 2017

KPMG Auditores Independentes

CRC 2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

Bradesco    81

Independent Auditors’ Report

(This page has been left blank intentionally)

  82  Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Management Report

Dear Shareholders,

We hereby present the Consolidated Financial Statements of Banco Bradesco S.A related to the period ended on March 31, 2017, prepared in accordance with the accounting practices used in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

The beginning of 2017 was marked by a more favorable domestic macroeconomic environment, with lower inflation and falling interest rates, which contributed to improve expectations on the resumption of the country’s economy. In fact, such elements contributed to the sharp reduction of country risk, impacting the exchange rate. Internationally, the world growth in the quarter was positive, favoring higher commodity prices and improved terms of trade.

In the quarter, Bradesco recorded Net Income of R$ 4.071 billion, equivalent to R$ 0.74 per share and a profitability of 16.0% over the average Shareholders' Equity(*). The annualized return on Average Total Assets was 1.4%.

A gross interest on shareholders’ equity, of R$ 1.845 billion were allocated to shareholders in the period from January to March 2017, of which R$ 300.551 million were paid monthly and R$ 1.544 billion were provisioned.

Taxes and contributions paid or recorded in provision, including social security, totaled R$9.700 billion in the period, of which R$3.531 billion was related to taxes withheld and collected from third parties, and R$6.169 billion was calculated based on activities developed by the Bradesco Organization, equivalent to 151.6% of Net Income.

At the end of the quarter, Paid-up Capital totaled R$ 59.100 billion, including an increase of R$ 8 billion, with 10.0% with a bonus in shares, through the use of a portion of the balance of the account “Profit Reserves - Statutory Reserve “, approved at the Extraordinary General Meeting held on March 10, 2017, and approved by the Central Bank of Brazil on April 18. As a result, the monthly interest on shareholders’ equity for the month of May 2017, to be paid on June 1, 2017, will be increased by 10.0%. Added to the Equity Reserves of R$ 45.458 billion, it resulted in a Shareholders' Equity of R$ 104.558 billion, a 12.0% increase over the same period of previous year, corresponding to a net asset value per share of R$ 18.90.

On March 31, 2017, based on the price of its shares on the stock exchange, the Fair Value of Bradesco reached R$178.208 billion, equivalent to 1.7 times the Accounting Shareholders’ Equity.

It is worth highlighting that Managed Shareholders' Equity is equivalent to 8.8% of Consolidated Assets, which totaled R$ 1.189 trillion, growth of 12.0% over March 2016. Thus, the solvency index was 15.3%, higher than the minimum of 10.8% regulated by Resolution no. 4,193/13 of the National Monetary Council, according to the Basel Committee. At the end of the quarter, the immobilization index reached 42.3% in the Prudential Consolidation, thus falling under the maximum limit of 50%.

In compliance with Article 8 of the Brazilian Central Bank Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and the intention of holding to maturity the securities classified under “held to maturity securities”.

The total resources funded and managed in the Bradesco Organization as of March 31, 2017 totaled R$1.844 trillion, 19.6% higher than the same period of previous year, as follows:

R$ 490.235  billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and  Securities Sold Under Agreements to Repurchase;

R$ 786.139  billion in assets under management, comprising Investment Funds, Managed Portfolios    and Third-Party Fund Quotas, a 31.8% increase.

R$ 301.705  billion in the Exchange Portfolio, Borrowings and On-lendings in Brazil, Working Capital,  Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil, a growth of 9.7%;

R$ 229.433 billion in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds, up   by 25.4%; and

R$ 36.018  billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and On-lendings Overseas, equivalent to US$ 11.368 billion.

Consolidated credit operations, in the expanded concept, totaled R$ 502.131 billion at the end of the quarter, including:

R$ 112.527  billion in Consumer Financing, which includes R$ 24.481 billion in credits receivable from Credit Cards and R$ 39.937 billion in Payroll-Deductible Loans;

84                 Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Management Report

R$ 75.951    billion in Sureties and Guarantees;

R$ 27.604    billion referring to internal and external on-lending operations, originating mainly from Brazilian Development Bank (BNDES), standing out as one of the main on-lending agents;

R$ 2.533      billion in Leasing;

R$ 22.190    billion in Rural Area businesses;

R$ 10.162    billion in Advances on Exchange Contracts, for a total Export Financing portfolio of US$14.805 billion; and

US$ 1.195    billion in Import Finance in Foreign Currencies.

In the quarter, Bradesco Organization allocated funds totaling R$ 51.795 billion in Real Estate Credit for the construction and acquisition of own homes, comprising 164,237 properties.

BBI, an Investment Bank of the Organization, advises clients in primary and secondary issuing of shares, merger transactions, purchase and sale of assets, structuring and distributing debt instruments, such as debentures, promissory notes, CRIs, CRAs, real estate funds, FIDCs and bonds, among others, besides structured corporate finance operations and the financing of projects under the modality of Project Finance. In the quarter, it carried out transactions with a volume greater than R$ 125.368 billion.

BRAM-Bradesco Asset Management, the largest private holding of investment funds in the country, offers solutions of differentiated and appropriate investments to all profiles of customers, ensuring the highest standard of quality in services. Among its clients are the main segments of Bradesco, Grupo Bradesco Seguros, Institutional Investors in Brazil and Abroad, and various family offices. In the first three months of the year, it accumulated R$ 628.414 million under its management.

On March 31, 2017, Grupo Bradesco Seguros, reaffirming its outstanding market position in the areas of Insurance, Capitalization Bonds and Supplementary Open Pensions, recorded Net Income of R$ 1.374 billion and Shareholders' Equity of R$ 28.942 billion. Net written premiums of insurance, pension plan contributions and capitalization bond income totaled R$ 17.948 billion, an increase of 18.2% compared to the same period of previous year.

On March 31, 2017, the Service Network of the Bradesco Organization, present throughout the national territory and in some localities abroad, consisted of 60,570 service points, as follows:

9,093      Branches and PAs (Service Branches) in Brazil (Branches:  5,116 Bradesco, 2 Banco Bradesco Cartões, one Banco Bradesco Financiamentos, one Banco Bradesco BBI, one Banco Bradesco BERJ, one Banco Alvorada; and PAs: 3,971);

3            Branches abroad, with one Bradesco in New York, one Bradesco in Grand Cayman and one subsidiary Banco Bradesco Europa in London;

10          Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC, Bradesco Securities, Inc., and BRAM US LLC in New York; Bradesco Securities UK Limited in London; Bradesco Securities Hong Kong Limited; Bradesco Trade Services Limited in Hong Kong; Cidade Capital Markets Ltd. in Grand Cayman; and Bradescard Mexico, Sociedad de Responsabilidad Limitada in Mexico);

815        Correspondents of Bradesco Promotora, in the segment of consigned credit;

38,525    Bradesco Expresso service points;

1,004      PAEs – in-company electronic service branches;

63           Losango service points;

97           External Terminals in the Bradesco Network; and

10,960     ATMs in the Banco24Horas Network, with 50 terminals shared by both networks.

At the same time, there were 36,095 Bradesco self-service machines, strategically distributed throughout the country, of which 35,602 in operation, including weekends and holidays, besides 20,584 ATMs from Banco24Horas Network. It also had, in the vehicles segment, the presence of Bradesco Financiamentos at 11,797 points of resale.

Through the Digital Channels, such as Internet Banking, Bradesco Celular, Fone Fácil and Social Networks, clients have access to the Bank's several products and services, at any place and time, with convenience, practicality and security.

Complementing its Service Network, Bradesco currently has two large Digital Platforms, which serve clients from the Exclusive and Prime

Bradesco  85

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Management Report

Segments, with a profile of relationship primarily digital. It also offers the Digital Branch Bradesco Private Bank, directed to the Private public, enabling clients to centralize their checking account and investments in a single place.

In accordance with Instruction N~~º~~ 381/03 of the Brazilian Securities and Exchange Commission, the Bradesco Organization states that, in the quarter, did not contract services provided by KPMG Auditores Independentes that were not related to the external audit, at a level greater than 5% of the total fees related to external audit services. Other services provided by the external auditors comprised pre-agreed procedures for review of information, mainly financial, fiscal and actuarial. The Bank’s policy is in line with the principles of preserving the auditors’ independence, which is based on generally accepted international criteria, i.e. the auditors should not audit their own work, perform managerial duties for their clients or promote their customers’ interests. It is noteworthy that any eventual services not related to the external audit are submitted prior to the authorization of the Audit Committee.

In Human Resources, the Organization maintains a strategy aimed at training and professional development of its employees, emphasizing the evolution of the training programs of UniBrad – Bradesco's Corporate University, keeping them in permanent harmony with the market, increasingly demanding and competitive. In the quarter, 937 courses were held, with 190,669 people attending them. The assistance benefits for the period comprised 241,620 people, ensuring the well-being, improving the quality of life and safety of employees and their dependents.

The main focus of the Organization's social actions is in the educational and assistance programs developed through Fundação Bradesco, which maintains 40 own Schools installed mainly in regions of high socio-economic deprivation, in all the Brazilian states and Federal District. This year, its budget is estimated at R$ 625.944 million, of which R$ 554.505 million is destined to the costing of Activities Expenses and R$ 71.439 million to investments in Infrastructure and Educational Technology, which will allow it to offer free and quality education to: a) 104,228 students enrolled in its schools at Basic Education (Kindergarten to High School) and Vocational Training (High School level); Youth and Adult Education; and Preliminary and Continuing Vocational Training, focused on creating jobs and income; b) 630 thousand students who must complete at least one of the several courses offered in their programming, in the modality of distance learning (EaD), through its e-Learning portal, and c) 15,040 people who will benefit through partnership projects and initiatives, including the Educa+Ação program and Technology courses. The more than 43 thousand students in Basic Education also receive free meals, medical-dental assistance, school material and uniforms.

The Bradesco Sports and Education Program (Programa Bradesco Esportes e Educação) has Training and Specialist Centers in the Municipality of Osasco, São Paulo, to support the development of children and teenagers through the teaching of women's volleyball and basketball. The activities are held in their own Sports Development Center, in Fundação Bradesco’s schools, in Municipal and State Sports Centers, private schools in an Unified Center of Arts and Sports - CEU and in a leisure club. Annually, two thousand girls take part, from 8 years old, reaffirming the Organization’s social commitment and displaying how it values talent, citizenship, as well as education, sport and health.

We recorded major acknowledgments to Bradesco in the quarter, of which we highlight:

•      UniBrad received the GlobalCCU Awards 2017 in Paris, at the Global Council of Corporate Universities, which elects, every two years, the best practices and programs of corporate education in the world;

•      The Bank received the IT Executive of the Year award in the Banking category with the case BIA – Bradesco Artificial Intelligence – Branch Service Center – with Watson. The award is a result of the IT Media study in partnership with Korn Ferry, which highlights the professionals who succeeded in demonstrating in 2016 that IT is a strong ally of companies to reach their goals;

•      Highlight in the Information Technology Professional Award in the Banking segment. The award, promoted by Informática Hoje magazine, was given due to the relevance of the IT projects implemented in the Bradesco Organization;

•      Bradesco BBI was considered Brazil’s Best Investment Bank in 2017, in the edition of Global Finance magazine’s World’s Best Investment Banks;

•      Bram won the Leadership in Responsible Investment Award, reaching first place in ALAS 20. It also ranks among the best financial institutions in the categories Corporate Governance Leadership and Sustainability Research. Is also received the level AMP-1 (very strong) from Standard & Poor’s, which is the highest in the scale of quality management of S&P Global Ratings;

86                 Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Management Report

•       Bradesco Corretora has the most profitable portfolio for the year, achieving the best profitability in 2016 for its stock index portfolio in the Value Portfolio of the Valor Econômico newspaper;

•       Bradesco Seguros wins the Outstanding Companies award in the Insurance, Health, Pension Plan and Capitalization Bond segments. It also stands out in the Value dimension, being awarded by the Centro de Inteligência Padrão (CIP), in partnership with the Consumidor Moderno magazine, and

•       ShopFácil.com wins the award E-commerce Best Companies of Ebit, receiving the award Best Diamond Executive as the first Brazilian e-commerce retailer to launch a Chatbot on Facebook Messenger, providing, through this channel, the clarification of doubts, searches of Products and purchases.

The record of results achieved in the first quarter reaffirms Bradesco's commitment to exceed expectations and offer efficiency, quality and safety and guarantee the best service. We are grateful for the support and confidence of our shareholders and clients, and the dedicated work of our employees and other collaborators.

Cidade de Deus, April 26, 2017

Board of Directors

and Board of Executive Officers

(*)    Excluding fair value effect of Available-for-sale Securities recognized under Shareholders’ Equity.

Bradesco  87

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on March 31 – In thousand of Reais

Assets	2017	2016
Current assets	764,165,786	667,917,945
Cash and due from banks (Note 6)	11,831,164	18,527,203
Interbank investments (Notes 3d and 7)	187,590,965	165,338,697
Securities purchased under agreements to resell	182,028,577	155,733,284
Interbank investments	5,576,121	9,622,604
Allowance for losses	(13,733)	(17,191)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	275,995,932	223,433,839
Own portfolio	234,369,260	187,108,058
Subject to repurchase agreements	8,681,101	15,106,592
Derivative financial instruments (Notes 3f, 8d II and 32b)	18,801,187	12,696,499
Given in guarantee to the Brazilian Central Bank	77,083	64,227
Given in guarantee	12,197,912	8,386,067
Securities under resale agreements with free movement	1,869,389	72,396
Interbank accounts	62,661,301	50,670,568
Unsettled payments and receipts	958,925	694,148
Reserve requirement (Note 9):
- Reserve requirement - Brazilian Central Bank	61,637,022	49,920,036
- SFH	17,012	6,486
Correspondent banks	48,342	49,898
Interdepartmental accounts	141,800	99,513
Internal transfer of funds	141,800	99,513
Loans (Notes 3g, 10 and 32b)	138,911,292	133,630,283
Loans:
- Public sector	441,675	2,442,647
- Private sector	160,919,391	149,719,985
Loans transferred under an assignment with recourse	767,011	720,441
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(23,216,785)	(19,252,790)
Leasing (Notes 2, 3g, 10 and 32b)	1,213,509	1,377,758
Leasing receivables:
- Private sector	2,425,511	2,684,085
Unearned income from leasing	(1,114,941)	(1,204,893)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(97,061)	(101,434)
Other receivables	81,937,817	70,565,517
Receivables on sureties and guarantees honored (Note 10a-3)	1,272,587	166,703
Foreign exchange portfolio (Note 11a)	20,244,451	26,533,077
Receivables	1,451,150	1,067,496
Securities trading	1,103,820	1,940,777
Specific receivables	15,349	7,156
Insurance and reinsurance receivables and reinsurance assets – technical provisions	4,869,730	4,479,902
Sundry (Note 11b)	55,696,102	37,467,821
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(2,715,372)	(1,097,415)
Other assets (Note 12)	3,882,006	4,274,567
Other assets	3,015,711	2,354,342
Provision for losses	(1,292,310)	(926,476)
Prepaid expenses (Notes 3i and 12b)	2,158,605	2,846,701
Long-term receivables	394,872,846	337,473,737
Interbank investments (Notes 3d and 7)	417,018	384,858
Interbank investments	417,018	384,858
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	172,514,409	120,143,281
Own portfolio	143,574,637	110,734,402
Subject to repurchase agreements	19,559,139	7,154,834

88                 Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on March 31 – In thousand of Reais

Assets	2017	2016
Derivative financial instruments (Notes 3f, 8d II and 32b)	90,381	103,536
Privatization rights	47,667	51,517
Given in guarantee	3,840,581	1,286,593
Securities under resale agreements with free movement	5,402,004	812,399
Interbank accounts	792,351	703,669
Reserve requirement (Note 9):
- SFH	792,351	703,669
Loans (Notes 3g, 10 and 32b)	161,173,329	155,155,548
Loans:
- Public sector	3,000,000	3,000,000
- Private sector	163,712,997	154,315,961
Loans transferred under an assignment with recourse	7,436,120	6,901,266
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(12,975,788)	(9,061,679)
Leasing (Notes 2, 3g, 10 and 32b)	1,158,028	1,204,550
Leasing receivables:
- Private sector	2,476,968	2,524,671
Unearned income from leasing	(1,254,833)	(1,261,416)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(64,107)	(58,705)
Other receivables	57,426,870	58,671,531
Receivables	17,688	14,092
Securities trading	546,902	708,666
Sundry (Note 11b)	56,879,897	57,970,953
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(17,617)	(22,180)
Other assets (Note 12)	1,390,841	1,210,300
Prepaid expenses (Notes 3i and 12b)	1,390,841	1,210,300
Permanent assets	30,342,236	18,582,556
Investments (Notes 3j, 13 and 32b)	7,302,621	6,174,390
Equity in the earnings (losses) of unconsolidated and jointly controlled companies:
- In Brazil	7,151,965	6,031,866
- Overseas	-	2,816
Other investments	405,409	390,792
Allowance for losses	(254,753)	(251,084)
Premises and equipment (Notes 3k and 14)	7,567,273	5,522,537
Premises	2,626,916	1,896,427
Other premises and equipment	12,339,805	10,488,024
Accumulated depreciation	(7,399,448)	(6,861,914)
Intangible assets (Notes 3l and 15)	15,472,342	6,885,629
Intangible Assets	26,690,889	16,262,352
Accumulated amortization	(11,218,547)	(9,376,723)
Total	1,189,380,868	1,023,974,238

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco  89

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on March 31 – In thousand of Reais

Liabilities	2017	2016
Current liabilities	816,905,150	660,273,647
Deposits (Notes 3n and 16a)	158,683,331	146,829,202
Demand deposits	30,564,866	22,590,729
Savings deposits	94,352,635	88,261,256
Interbank deposits	513,281	543,806
Time deposits (Notes 16a and 32b)	33,252,549	35,433,411
Securities sold under agreements to repurchase (Notes 3n and 16b)	237,622,407	185,831,083
Own portfolio	83,224,613	69,905,479
Third-party portfolio	145,111,284	114,955,640
Unrestricted portfolio	9,286,510	969,964
Funds from issuance of securities (Notes 16c and 32b)	90,469,564	58,139,460
Mortgage and real estate notes, letters of credit and others	89,817,333	52,057,741
Securities issued overseas	341,967	5,657,815
Structured Operations Certificates	310,264	423,904
Interbank accounts	1,306,802	965,790
Correspondent banks	1,306,802	965,790
Interdepartmental accounts	4,447,819	4,215,354
Third-party funds in transit	4,447,819	4,215,354
Borrowing (Notes 17a and 32b)	19,333,284	21,739,704
Borrowing in Brazil - other institutions	3,817	9,266
Borrowing overseas	19,329,467	21,730,438
On-lending in Brazil - official institutions (Notes 17b and 32b)	10,841,989	10,901,417
National treasury	118,317	80,766
BNDES	3,777,711	2,894,652
FINAME	6,944,374	7,918,808
Other institutions	1,587	7,191
On-lending overseas (Notes 17b and 32b)	-	1,210
On-lending overseas	-	1,210
Derivative financial instruments (Notes 3f, 8d II and 32b)	15,487,259	10,279,658
Derivative financial instruments	15,487,259	10,279,658
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 21)	200,600,838	157,123,342
Other liabilities	78,111,857	64,247,427
Payment of taxes and other contributions	4,489,835	5,125,998
Foreign exchange portfolio (Note 11a)	10,963,570	17,358,002
Social and statutory	1,793,571	1,387,906
Tax and social security (Note 20a)	2,489,552	2,633,764
Securities trading	3,255,987	2,994,666
Financial and development funds	1,465	1,270
Subordinated debts (Notes 19 and 32b)	12,805,716	2,204,294
Sundry (Note 20b)	42,312,161	32,541,527
Long-term liabilities	267,004,015	269,460,963
Deposits (Notes 3n and 16a)	76,772,007	42,381,690
Interbank deposits	57,634	42,707
Time deposits (Notes 16a and 32b)	76,714,373	42,338,983
Securities sold under agreements to repurchase (Notes 3n and 16b)	17,157,119	38,233,741
Own portfolio	17,157,119	38,233,741
Funds from issuance of securities (Notes 16c and 32b)	49,833,289	54,477,668
Mortgage and real estate notes, letters of credit and others	47,168,406	51,132,505
Securities issued overseas	2,624,632	3,263,347
Structured Operations Certificates	40,251	81,816

90                 Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Financial Position on March 31 – In thousand of Reais

Liabilities	2017	2016
Borrowing (Notes 17a and 32b)	2,755,840	5,417,726
Borrowing in Brazil - other institutions	7,963	9,181
Borrowing overseas	2,747,877	5,408,545
On-lending in Brazil - official institutions (Notes 17b and 32b)	23,486,325	24,789,068
BNDES	10,496,158	8,463,873
FINAME	12,990,167	16,325,195
Derivative financial instruments (Notes 3f, 8d II and 32b)	217,953	115,702
Derivative financial instruments	217,953	115,702
Technical provisions for insurance, pension plans and capitalization bonds (Notes 3o and 21)	28,831,706	25,849,586
Other liabilities	67,949,776	78,195,782
Tax and social security (Note 20a)	4,880,715	6,615,685
Subordinated debts (Notes 19 and 32b)	22,239,890	35,566,258
Eligible Debt Capital Instruments (Notes 19 and 32b)	15,800,022	12,413,000
Sundry (Note 20b)	25,029,149	23,600,839
Deferred income	426,172	487,785
Deferred income	426,172	487,785
Non-controlling interests in subsidiaries (Note 22)	487,081	421,715
Shareholders' equity (Note 23)	104,558,450	93,330,128
Capital:
- Domiciled in Brazil	58,361,600	50,460,629
- Domiciled overseas	738,400	639,371
Capital reserves	11,441	11,441
Profit reserves	44,674,403	45,011,238
Asset valuation adjustments	1,213,120	(2,352,037)
Treasury shares (Notes 23d and 32b)	(440,514)	(440,514)
Attributable to equity holders of the Parent Company	105,045,531	93,751,843
Total	1,189,380,868	1,023,974,238

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco  91

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statement of Accumulated Income on March 31 – In thousand of Reais

	2017	2016
Revenue from financial intermediation	41,647,914	37,541,259
Loans (Note 10j)	19,089,420	17,089,433
Leasing (Note 10j)	74,384	82,449
Operations with securities (Note 8g)	12,067,080	9,818,045
Financial income from insurance, pension plans and capitalization bonds (Note 8g)	10,026,655	8,745,312
Derivative financial instruments (Note 8g)	(1,003,312)	2,405,084
Foreign exchange operations (Note 11a)	39,554	(1,920,030)
Reserve requirement (Note 9b)	1,360,022	1,371,642
Sale or transfer of financial assets	(5,889)	(50,676)

Financial intermediation expenses	30,981,819	22,704,481
Retail and professional market funding (Note 16d)	16,619,819	14,282,354
Adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds (Note 16d)	5,972,523	5,413,999
Borrowing and on-lending (Note 17c)	108,116	(2,875,467)
Allowance for loan losses (Notes 3g, 10g and 10h)	8,281,361	5,883,595

Gross income from financial intermediation	10,666,095	14,836,778

Other operating income (expenses)	(3,609,874)	(4,598,822)
Fee and commission income (Note 24)	5,788,892	4,912,817
Other fee and commission income	3,963,452	3,351,744
Income from banking fees	1,825,440	1,561,073
Retained premium from insurance, pension plans and capitalization bonds (Notes 3o and 21c)	17,894,552	15,112,091
Net premiums written	17,947,702	15,185,588
Reinsurance premiums paid	(53,150)	(73,497)
Variation in technical provisions for insurance, pension plans and capitalization bonds (Note 3o)	(7,738,291)	(5,788,949)
Retained claims (Note 3o)	(6,313,325)	(5,617,094)
Capitalization bond prize draws and redemptions (Note 3o)	(1,299,791)	(1,225,561)
Selling expenses from insurance, pension plans and capitalization bonds (Note 3o)	(917,365)	(856,172)
Payroll and related benefits (Note 25)	(4,635,886)	(3,583,135)
Other administrative expenses (Note 26)	(4,645,532)	(3,903,882)
Tax expenses (Note 27)	(1,650,878)	(1,705,229)
Equity in the earnings (losses) of unconsolidated and jointly controlled companies (Note 13b)	428,535	405,665
Other operating income (Note 28)	4,603,269	1,447,024
Other operating expenses (Note 29)	(5,124,054)	(3,796,397)
Operating income	7,056,221	10,237,956
Non-operating income (loss) (Note 30)	(132,926)	95,692
Income before income tax and social contribution and non-controlling interests	6,923,295	10,333,648
Income tax and social contribution (Notes 34a and 34b)	(2,816,795)	(6,178,026)
Current income tax	(2,475,858)	(3,121,596)
Current Social Contribution	(1,579,557)	(2,440,035)
Deferred Tax Asset	1,238,620	(616,395)
Non-controlling interests in subsidiaries	(35,813)	(34,211)
Net income	4,070,687	4,121,411

The accompanying Notes are an integral part of these Consolidated Financial Statements.

92                 Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Statement of Changes in Shareholders' Equity – In thousand of Reais

	Capital		Capital reserves	Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings	Total
	Paid in Capital	Unpaid Capital	Share premium	Legal	Statutory	Bradesco	Subsidiaries
Balance on December 31, 2015	46,100,000	(3,000,000)	11,441	6,052,949	44,287,857	(1,231,603)	(2,882,952)	(431,048)	-	88,906,644
Cancellation of Capital Increase by Subscription of Shares	(3,000,000)	3,000,000	-	-	-	-	-	-	-	-
Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-
Acquisition of treasury shares	-	-	-	-	-	-	-	(9,466)	-	(9,466)
Asset valuation adjustments	-	-	-	-	-	448,725	1,313,793	-	-	1,762,518
Net income	-	-	-	-	-	-	-	-	4,121,411	4,121,411
Allocations:	-	-	-	-	-	-	-	-	-	-
- Reserves	-	-	-	206,070	2,464,362	-	-	-	(2,670,432)	-
- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	-	-	(1,450,979)	(1,450,979)
Balance on March 31, 2017	51,100,000	-	11,441	6,259,019	38,752,219	(782,878)	(1,569,159)	(440,514)	-	93,330,128

Balance on December 31, 2016	51,100,000	-	11,441	6,807,128	43,641,474	(403,160)	(273,956)	(440,514)	-	100,442,413
Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-
Asset valuation adjustments	-	-	-	-	-	750,034	1,140,202	-	-	1,890,236
Net income	-	-	-	-	-	-	-	-	4,070,687	4,070,687
Allocations:	-	-	-	-	-	-	-	-	-	-
- Reserves	-	-	-	203,534	2,022,267	-	-	-	(2,225,801)	-
- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	-	(1,844,886)	(1,844,886)
Balance on March 31, 2017	59,100,000	-	11,441	7,010,662	37,663,741	346,874	866,246	(440,514)	-	104,558,450

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco  93

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Statements of Added Value Accumulated on March 31 – In thousands of Reais

Description	2017	%	2016	%
1 – Revenue	40,963,661	303.5	36,202,162	228.4
1.1) Financial intermediation	41,647,914	308.5	37,541,259	236.9
1.2) Fees and commissions	5,788,892	42.9	4,912,817	31.0
1.3) Allowance for loan losses	(8,281,361)	(61.3)	(5,883,595)	(37.1)
1.4) Other	1,808,216	13.4	(368,319)	(2.3)
2 – Financial intermediation expenses	(22,700,458)	(168.2)	(16,820,886)	(106.1)
3 – Inputs acquired from third-parties	(3,702,850)	(27.4)	(3,140,759)	(19.8)
Outsourced services	(1,225,014)	(9.1)	(1,048,819)	(6.6)
Data processing	(493,609)	(3.7)	(337,840)	(2.1)
Communication	(434,663)	(3.2)	(372,182)	(2.3)
Asset maintenance	(269,760)	(2.0)	(206,717)	(1.3)
Financial system services	(259,489)	(1.9)	(235,479)	(1.5)
Security and surveillance	(209,986)	(1.6)	(165,024)	(1.0)
Transport	(185,591)	(1.4)	(163,758)	(1.0)
Material, water, electricity and gas	(184,427)	(1.4)	(171,930)	(1.1)
Advertising and marketing	(140,453)	(1.0)	(191,097)	(1.2)
Travel	(49,288)	(0.4)	(25,621)	(0.2)
Other	(250,570)	(1.9)	(222,292)	(1.4)
4 – Gross value added (1-2-3)	14,560,353	107.9	16,240,517	102.5
5 – Depreciation and amortization	(1,489,895)	(11.0)	(797,639)	(5.0)
6 – Net value added produced by the entity (4-5)	13,070,458	96.8	15,442,878	97.4
7 – Value added received through transfer	428,535	3.2	405,665	2.6
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	428,535	3.2	405,665	2.6
8 – Value added to distribute (6+7)	13,498,993	100.0	15,848,543	100.0
9 – Value added distributed	13,498,993	100.0	15,848,543	100.0
9.1) Personnel	4,080,520	30.2	3,154,829	19.9
Salaries	2,177,118	16.1	1,668,606	10.5
Benefits	1,097,214	8.1	788,425	5.0
Government Severance Indemnity Fund for Employees (FGTS)	238,369	1.8	167,325	1.1
Other	567,819	4.2	530,473	3.3
9.2) Tax, fees and contributions	5,023,039	37.2	8,311,561	52.4
Federal	4,775,675	35.4	8,100,901	51.1
State	3,749	-	5,394	-
Municipal	243,615	1.8	205,266	1.3
9.3) Remuneration for providers of capital	288,934	2.1	226,531	1.4
Rental	287,286	2.1	223,577	1.4
Asset leasing	1,648	-	2,954	-
9.4) Value distributed to shareholders	4,106,500	30.4	4,155,622	26.2
Interest on Shareholders’ Equity/Dividends paid and/or provisioned	1,844,886	13.7	1,450,979	9.2
Retained earnings	2,225,801	16.5	2,670,432	16.8
Non-controlling interests in retained earnings	35,813	0.3	34,211	0.2

The accompanying Notes are an integral part of these Consolidated Financial Statements.

94                 Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Consolidated Cash Flow Statement on March 31 - In thousand of Reais

	2017	2016
Cash flow from operating activities:
Income before income tax and social contribution and non-controlling interests	6,923,295	10,333,648
Adjustments to net income before income tax and social contribution	17,183,816	17,282,365
Effect of Changes in Exchange Rates in Cash and Cash equivalents	375,023	3,362,849
Allowance for loan losses	8,281,361	5,883,595
Depreciation and amortization	1,489,895	797,639
Write-offs through Impairment of Financial and non-financial assets	419,693	108,294
Expenses with civil, labor and tax provisions	494,429	802,730
Expenses with adjustment for inflation and interest on technical provisions for insurance, pension plans and capitalization bonds	5,972,523	5,413,999
Equity in the earnings (losses) of unconsolidated and jointly controlled companies	(428,535)	(405,665)
(Gain)/loss on sale of investments	-	(162,665)
(Gain)/loss on sale of fixed assets	10,862	8,774
(Gain)/loss on sale of foreclosed assets	105,208	54,983
Foreign exchange variation of assets and liabilities overseas/Other	463,357	1,417,832
Adjusted net income before taxes	24,107,111	27,616,013
(Increase)/Decrease in interbank investments	1,623,011	602,732
(Increase)/Decrease in trading securities and derivative financial instruments	(6,584,819)	(15,868,267)
(Increase)/Decrease in interbank and interdepartmental accounts	(2,322,531)	(1,819,946)
(Increase)/Decrease in loan and leasing	1,317,218	8,438,932
(Increase)/Decrease in insurance and reinsurance receivables and reinsurance assets	275,923	202
(Increase)/Decrease in other receivables and other assets	1,100,640	(9,444,609)
(Increase)/Decrease in reserve requirement - Central Bank	(3,600,491)	4,871,858
Increase/(Decrease) in deposits	1,219,660	(6,573,359)
Increase/(Decrease) in securities sold under agreements to repurchase	12,800,595	1,787,048
Increase/(Decrease) in funds from issuance of securities	(10,504,505)	3,070,580
Increase/(Decrease) in borrowings and on-lending	(1,778,564)	(7,488,759)
Increase/(Decrease) in technical provisions for insurance, pension plans and capitalization bonds	117,864	(275,494)
Increase/(Decrease) in other liabilities	(1,131,316)	13,526,357
Increase/(Decrease) in deferred income	(51,013)	(35,760)
Income tax and social contribution paid	(3,337,493)	(3,072,503)
Net cash provided by/(used in) by operating activities	13,251,290	15,335,025
Cash flow from investing activities:
(Increase)/Decrease in held-to-maturity securities	(53,945)	(742,999)
Sale of/maturity of and interest on available-for-sale securities	46,307,397	32,403,676
Proceeds from sale of foreclosed assets	162,577	129,879
Sale of investments	-	67,452
Sale of premises and equipment	161,713	325,861
Purchases of available-for-sale securities	(43,477,016)	(12,507,676)
Investment acquisitions	(1,316)	-
Purchase of premises and equipment	(334,837)	(553,059)
Intangible asset acquisitions	(305,830)	(405,166)
Dividends and interest on shareholders’ equity received	188,112	140,751
Net cash provided by/(used in) investing activities	2,646,855	18,858,719
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	(1,765,435)	(99,384)
Dividends and interest on shareholders’ equity paid	(4,451,737)	(3,805,108)
Non-controlling interest	2,459	(7,574)
Acquisition of own shares	-	(9,466)
Net cash provided by/(used in) financing activities	(6,214,713)	(3,921,532)
Net increase/(decrease) in cash and cash equivalents	9,683,432	30,272,212
Cash and cash equivalents - at the beginning of the period	181,230,427	147,261,434
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(375,023)	(3,362,849)
Cash and cash equivalents - at the end of the period	190,538,836	174,170,797
Net increase/(decrease) in cash and cash equivalents	9,683,432	30,272,212

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Bradesco  95

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Index of Notes to the Consolidated Financial Statements

Notes to Bradesco’s Consolidated Financial Statements are as follows:

Page

1)	OPERATIONS	97
2)	PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS	97
3)	SIGNIFICANT ACCOUNTING PRACTICES	99
4)	INFORMATION FOR THE PURPOSE OF COMPARABILITY	109
5)	MANAGERIAL STATEMENTS OF FINANCIAL POSITION AND STATEMENT OF INCOME BY OPERATING SEGMENT	110
6)	CASH AND CASH EQUIVALENTS	113
7)	INTERBANK INVESTMENTS	114
8)	SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	115
9)	INTERBANK ACCOUNTS RESERVE REQUIREMENT	125
10)	LOANS	126
11)	OTHER RECEIVABLES	136
12)	OTHER ASSETS	138
13)	INVESTMENTS	138
14)	PREMISES AND EQUIPMENT	140
15)	INTANGIBLE ASSETS	140
16)	DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES	142
17)	BORROWING AND ON-LENDING	144
18)	PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS TAX AND SOCIAL SECURITY	145
19)	SUBORDINATED DEBT	149
20)	OTHER LIABILITIES	150
21)	INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS	151
22)	NON-CONTROLLING INTERESTS IN SUBSIDIARIES	153
23)	SHAREHOLDERS EQUITY (PARENT COMPANY)	153
24)	FEE AND COMMISSION INCOME	155
25)	PAYROLL AND RELATED BENEFITS	155
26)	OTHER ADMINISTRATIVE EXPENSES	155
27)	TAX EXPENSES	156
28)	OTHER OPERATING INCOME	156
29)	OTHER OPERATING EXPENSES	156
30)	NON-OPERATING INCOME (LOSS)	156
31)	RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)	157
32)	FINANCIAL INSTRUMENTS	159
33)	EMPLOYEE BENEFITS	166
34)	INCOME TAX AND SOCIAL CONTRIBUTION	167
35)	OTHER INFORMATION	169

96                 Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)      PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Bradesco’s consolidated financial statements include the financial statements for Bradesco, its foreign branches and subsidiaries, in Brazil and overseas and SPEs (Special Purpose Entities) and investment funds of which the Organization's companies are the main beneficiaries or holders of the principal obligations, as established by Technical Pronouncement CPC 36 (R3), “Consolidation”. These statements were prepared using accounting practices in compliance with Laws No. 4,595/64 (Brazilian Financial System Law) and No. 6,404/76 (Brazilian Corporate Law), including amendments introduced by Laws No. 11,638/07 and No. 11,941/09, as they relate to the accounting for operations, complemented by the rules and instructions of the National Monetary Council (CMN), the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), where applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS). The financial statements of the leasing companies included in the consolidated financial statements were prepared using the finance lease method, under which the carrying amount of leased premises and equipment less the residual value paid in advance are reclassified.

For the preparation of these consolidated financial statements, the intercompany transactions, balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. Goodwill on the acquisition of investments in subsidiary/associate companies or jointly controlled companies is presented in the investments and intangible assets lines (Note 15a). The foreign exchange variation from foreign branches and investments is presented in the statement of income accounts used for changes in the value of the derivative financial instrument and borrowing and on-lending operations in order to offset these results with the hedges of these investments.

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; the calculation of technical provisions for insurance, pension plans and capitalization bonds; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on April 26, 2017.

Bradesco  97

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below are the significant directly and indirectly owned companies and investment funds included in the consolidated financial statements:

	On March 31
	Activity	Equity interest
		2017	2016
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.99%	99.99%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A. (1)	Investment bank	99.81%	99.80%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A. (4)	Banking	100.00%	-
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco Kirton Corretora de Títulos e Valores Mobiliários S.A. (4)	Brokerage	99.97%	-
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Administradora de Consórcios Ltda. (4)	Consortium management	100.00%	-
Kirton Bank Brasil S.A. (4) (5)	Banking	100.00%	-
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Argentina de Seguros S.A. (6)	Insurance	99.98%	99.92%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Kirton Capitalização S.A. (4)	Capitalization bonds	99.97%	-
Kirton Seguros S.A. (4)	Insurance	98.08%	-
Kirton Vida e Previdência S.A. (4)	Pension plan/Insurance	100.00%	-
Odontoprev S.A.	Dental care	50.01%	50.01%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%
Kirton Participações e Investimentos Ltda. (4)	Holding	100.00%	-
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%
Investment Funds (3)
Bradesco FI RF Master Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Master II Previdência	Investment Fund	100.00%	100.00%
Bradesco FI RF Master IV Previdência (7)	Investment Fund	100.00%	-
Bradesco FI Referenciado DI União	Investment Fund	99.28%	99.81%
Bradesco FI Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco FI RF Crédito Privado Master	Investment Fund	100.00%	100.00%
Bradesco Private FIC FI RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F15	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL Fix	Investment Fund	100.00%	100.00%

98                 Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

(1) Increased participation through the subscription of shares in June 2016;
(2) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;
(3) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated;
(4) Companies originating from the acquisition, in July 2016, of HSBC Brasil (Note 35e);
(5) New name of HSBC Brasil (Kirton Bank);
(6) Capital increase in May 2016; and
(7) Consolidation of from April 2016.

3)      SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Consolidated financial statements are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s statement of income in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

Insurance and coinsurance premiums, net of premiums paid for coinsurance and related commissions, are recognized upon the issue of the related policies/certificates/endorsements and invoices, or upon the beginning of the exposure to risk in cases in which the risk begins before the policy issuance, and is recognized on a straight-line basis over the policies’ effective period through the upfront recognition and subsequent reversal through the statement of income of the unearned premium reserve and the deferred acquisition costs. Revenues from premiums and the corresponding deferred acquisition costs, relating to existing risk for which no policy has been issued, are recognized in the statement of income at the beginning of the risk exposure, based on estimated figures.

The health insurance premiums are recognized in the premiums (results) account or provision for unearned premiums/considerations (PPCNG), according to the period of coverage of contracts in force on the reporting date.

Bradesco  99

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Income and expenses arising from Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations are recognized based on information provided by Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted coinsurance and retrocession operations are recognized based on the information received from other insurers and IRB - Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recognized based on the premium and claims information provided, which is subject to the analysis of the re-insurers. The deductions of reinsurance premiums granted are consistent with the recognition of the corresponding insurance premium and/or terms of the reinsurance contract.

Contributions and agency fees are deferred and recognized in the statement of income on a straight-line basis over a period of 24 months for health insurance operations, and 12 months for other operations.

Pension plan contributions and life insurance premiums with survival coverage are recognized in the statement of income as they are received.

The revenue of the capitalization bonds is recognized in the month in which they are issued, according to the types of collection, which may be in monthly payments or in a single payment. Each security has a nominal value, which is restated monetarily by the Reference Rate (TR) + 0.5% interest per month. Technical provisions are recognized when the respective revenues are recognized.

The revenues arising from unclaimed and expired capitalization bonds (securities and non-redeemed draws) are recognized after the prescription period, that is, until November 2003, up to 20 years and five years after this date as established by law. The expenses related to commercialization of capitalization bonds are classified as “Acquisition Costs” and are recognized in the statement of income as incurred.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 6.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 7.

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

100             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 8 (a to c).

f)    Derivative financial instruments (assets and liabilities)

Derivative instruments are classified based on the objective for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recognized in the statement of income or shareholders’ equity.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 8 (d to g).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2,682/99, as follows:

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)    For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Bradesco  101

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 60th day that they are past due.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated operations are maintained at least at the same level in which they were classified.

Renegotiations already written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, according to CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 10.

h)   Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), fair value adjustments on securities, monetary update of judicial deposits, among others, are recognized in “Other Liabilities - Tax and Social Security”, in which for the differences in leasing depreciation only the income tax rate is applied.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15 and the rate will be 15% again as from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Due to the amendment of the rate, Organization recognized, in September 2015, an incremental amount to the deferred tax of social contribution, considering the annual expectations of realization and their respective rates in force in each period, according to the technical study produced.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 34.

102             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly written-off in the Statement of Income when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of credit operations or leasing to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular No. 3,738/14. As of 2017, the remuneration mentioned is fully recognized as an expense.

Prepaid expenses are shown in detail in Note 12b.

j)    Investments

Investments in unconsolidated and jointly controlled companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries are consolidated – the composition of the main companies are disclosed in Note 2. The composition of unconsolidated and jointly controlled companies, as well as other investments, are disclosed in Note 13.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 20% per annum; and data-processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, are disclosed in Note 14.

l)    Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class are presented in Note 15.

Bradesco  103

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

m) Impairment

Financial and non-financial assets are evaluated in order to verify if there is an objective evidence of impaired carrying amount.

Impairment objective evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value. Impairment losses are presented in Notes 8c(6) and 8g.

n)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recognized in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and statement of income, is presented in Note 16.

o)   Technical provisions relating to insurance, pension plans and capitalization bonds

•       Damage, health and group insurance lines, except life insurance with survival coverage:

-        The unearned premium reserve (PPNG) is calculated on a daily pro-rata basis, using premiums net of coinsurance, including amounts ceded through reinsurance, and is comprised of the portion corresponding to the remaining period of coverage less initial contracting costs, except for health and personal insurance. The portion of these reserves corresponding to the estimate for risks in effect but not yet contracted is designated ‘PPNG-RVNE’;

-        The unearned premium or contribution reserve (PPCNG) is calculated on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage, of the currently effective contracts;

-        The mathematical reserve for unvested benefits (PMBaC) is calculated as the difference between the current value of future benefits and the current value of future contributions, on obligations already assumed by Bradesco;

-        The mathematical reserve for unvested benefits (PMBaC) relates to the individual health care plan portfolio and covers the risk related to the cover for the holder’s dependents for five years following the death of the holder. It is calculated using a 5.1% annual discount rate, the time holders are expected to remain in the plan up to their death, and the projected costs of the five-year-period cover, excluding payment of premiums;

-        For health insurance, the mathematical reserve of benefits granted (PMBC) is constituted by the obligations arising from the contractual clauses of remittance of installments, regarding the coverage of health assistance and by the premiums paid by insured participating in the Bradesco Saúde Insurance Plan - "GBS Plan" considering a discount rate of 5.1% per annum;

-        For health insurance, the reserve for claims incurred but not reported (IBNR) is calculated from the final estimate of claims already incurred and still not reported, based on the run-off triangles, monthly that consider the historical development of claims advised in the last 12 months to establish a future projection per period of occurrence;

-        For non-life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid’ (IBNP) claims less the balance of the reserve for ‘unsettled’ claims (PSL) on the calculation date. A final estimate of IBNP is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 10 semesters to determine a future projection per occurrence period, and considers the estimated claims ‘incurred but not sufficient’ reported (IBNER), reflecting the changing expectation of the amount provisioned along the regulatory process;

104             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

-        For other life insurance, the reserve for ‘incurred but not reported’ (IBNR) claims is calculated based on incurred but not paid (IBNP) claims less the reserve for unsettled claims (PSL) on the calculation date. A final estimate of IBNP claims is calculated using semi-annual run-off triangles. The run-off triangles consider the historical development of claims paid in the previous 16 semesters to determine a future projection per occurrence period;

-        For the acquired insurance of persons portfolio, the reserve for ‘incurred but not reported’ (IBNR) claims is constituted to cover the expected values to be settled based on incurred but not reported claims until the base date of calculation. It is calculated by the Bornhuetter-Ferguson method, using as a mathematical model run-off triangles of claims incurred from 2001;

-        The reserve for unsettled claims (PSL), for life and health insurance, considers all claim notifications received up to the end of the reporting period, including the legal claims and monetarily restated related costs;

-        With respect to the insurance portfolios acquired, the reserve for unsettled claims (PSL) is made based on estimates of indemnities, for events incurred and appropriately reported by the insured and/or beneficiaries until the statement of financial position date. It includes lawsuits related to claims, which are constituted based on the analysis of legal advisers for the assessment of risks related to the sum insured. It also includes an estimate of adjustments of incurred but not sufficiently reported (IBNER) for the aggregate development of claims reported but not yet paid, whose values may be changed throughout the process until their final settlement;

-        For non-life insurance, the reserve for unsettled claims (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, restated monetarily, net of the expected payments to be received;

-        The reserve for related expenses (PDR) for insurance of persons is recognized to cover expenses related to estimated claims and benefits for products structured in self-funding and partially regimes, the reserve covers claims incurred. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-        For damage insurance, the reserve for related expenses is calculated on a monthly basis to cover the expenses related to indemnity payment, and it covers the expenses allocated individually to each claim, as well as expenses related to claims that have not been itemized, that is, those at the level of the portfolio;

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer;

-        The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (LAT). The Liability Adequacy Test (LAT), which is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy; and

-        Other reserves are recognized for the individual health portfolio to address the differences between the expected present value of future premiums and the expected present value of indemnities and related expenses, using an annual discount rate of 5.1%.

Bradesco  105

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

•       Pension plans and life insurance with survival coverage:

-    The unearned premium reserve (PPNG) is calculated on a daily prorated basis using  net contributions, and is comprised of the portion corresponding to the remaining period of coverage and includes an estimate for risks covered but not yet issued (RVNE);

-        The mathematical reserve for unvested benefits (PMBaC) is recognized for participants who have not yet received any benefit. In defined benefit pension plans, the reserve represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations in the form of retirement, disability, pension and annuity plans. The reserve is calculated using methodologies and assumptions set forth in the actuarial technical notes;

-        The mathematical reserve for unvested benefits (PMBaC) related to life insurance and unrestricted benefit pension plans (VGBL and PGBL), as well as the defined contribution plans, shows the value of participant contributions, net of costs and other contractual charges, plus income from investment in specially constituted investment funds (FIEs);

-        The reserve for redemptions and other amounts to be settled (PVR) comprises figures related to redemptions to settle, premium refunds owed and portability requested but not yet transferred to the recipient insurer;

-        The mathematical reserve for vested benefits (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits;

-    The complementary reserve for coverage (PCC) refers to the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (LAT). The Liability Adequacy Test (LAT), which is prepared semi-annually using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS of both genders, improvement and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy;

-        The reserve for related expenses (PDR) is recognized to cover expenses related to estimated claims and benefits, for products structured in self-funding and partially regimes. For plans structured under a capitalization regime, the reserve is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future;

-        The reserve for financial surplus (PEF) corresponds to the portion of income from investment of reserves that exceeds the minimum returns due to policyholders of pension plans that have a profit share clause;

-        The reserve for incurred and not reported (IBNR) events is constituted for claims incurred but not reported and is based on run-off triangles, which consider the loss development of claims in the previous 96 months to set forth a future projection by occurrence period; and

-        With respect to the insurance portfolios acquired, the provision of incurred but not reported claims (IBNR) is made to cover the expected values to settle for incurred but not reported claims until the base date of calculation. It is calculated in accordance with the criteria defined in SUSEP Circular No. 517/15 (amended by SUSEP Circular No. 521/15);

-    The reserve for unsettled claims (PSL) considers all loss notices received up to the end of the reporting period. The provision is updated for inflation and includes all claims in litigation; and

-    With respect to the insurance portfolios acquired, the reserve for unsettled claims (PSL) is made based on estimates of indemnities, for events incurred and appropriately reported by the insured and/or beneficiaries until the statement of financial position date. It includes lawsuits related to claims, which are constituted based on the analysis of legal advisers for the assessment of risks related to the sum insured. It also comprises values relating to accrued unpaid rent contained in the PMBC, which are written off and included in the PSL.

106             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

•       Capitalization bonds:

-        The mathematical reserve for capitalization bond (PMC) is recognized for each active or suspended capitalization bond over the term set forth in the general conditions of the plan, and is calculated using the capitalization percentage, applicable to each of the payments made, plus the monthly accrual calculated using the inflation index and the interest rate established in the plan until the bond is redeemed or canceled;

-        The reserve for redemption (PR) comprises the values of matured and early-terminated capitalization bonds and is calculated by updating the balance of bonds whose terms have expired or canceled using the inflation index until the holder receives the redemption payment;

-        Reserve for ‘draws to be held’ (PSR) is recognized to cover premiums for future prize draws, and the balance represents the present value of the draws that have already been funded but have not yet been held. The calculation methodology consists of the accumulation of the prize draw percentage applicable to each payment, as established in the plan, less the amounts related to prize draws that have already occurred. The percentages of payments designated for the prize draws is defined in advance in the actuarial technical note, and is not modified during the term of the bond;

-        Reserve for draws payable (PSP) consists of the value of unpaid prize draw amounts, adjusted for inflation for the period between the date of the drawing and its effective settlement; and

-        Reserve for administrative expense (PDA) is recognized to cover the cost of maintaining the single payment (PU) capitalization bonds.

Technical provisions shown by account, product and segment, as well as amounts and details of plan assets covering these technical provisions, are shown in Note 21.

p)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09:

•       Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever an entity has a present obligation (legal or constructive) as a result of a past even, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•       Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

Bradesco  107

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

•       Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 18.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities reduce the corresponding liability and are recognized in the profit or loss over the term of the transaction. They are presented in Notes 16c and 19.

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 35.

108             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

4)      INFORMATION FOR THE PURPOSE OF COMPARABILITY

From July 2016, Bradesco began consolidating the consolidated financial statements of HSBC Bank Brasil S.A. and its subsidiaries (Note 35e). We presented the main balances of the statement of financial position as of September 30, 2016 and statements of income for the period from July 1, 2016 to September 30, 2016:

R$ thousand
HSBC Brasil
Assets
Current and long-term assets	159,557,794
Funds available	1,773,609
Interbank investments	17,455,233
Securities and derivative financial instruments	46,082,476
Interbank and interdepartmental accounts	17,041,653
Loan and leasing	45,196,643
Other receivables	31,687,126
Other assets	321,054
Permanent	1,718,679
Investments	44,244
Premises and equipment	1,208,058
Intangible assets	466,377
Total	161,276,473
Liabilities
Current and long-term liabilities	153,474,429
Demand, term and other deposits	64,876,504
Securities sold under agreements to repurchase	5,008,704
Funds from Acceptances and Issue of Securities	37,570,595
Interbank and interdepartmental accounts	1,261,678
Borrowing and on-lending	5,701,777
Derivative financial instruments	2,246,825
Provisions for insurance, pension plans and capitalization bonds	15,296,887
Other liabilities	21,511,459
Deferred income	6,010
Non-controlling interest in associated and controlled companies	19,633
Shareholders’ equity	7,776,401
Total	161,276,473

R$ thousand
HSBC Brasil
Income from financial intermediation	6,026,518
Expenses from financial intermediation	(3,819,971)
Financial margin	2,206,547
Allowance for Loan Losses (ALL)	(1,187,495)
Gross income from financial intermediation	1,019,052
Income from insurance, pension plans and capitalization bonds	96,930
Fee and commission income	702,731
Personnel expenses	(1,136,594)
Other administrative expenses	(767,014)
Tax expenses	(242,233)
Equity in associated and jointly controlled companies	30,215
Other operating income / expenses	393,999
Operating income	97,086
Non-operating income	(67,388)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	60,124
Net income	89,822

In October 2016, approval was granted in an Extraordinary General Meeting for the partial spin-off of HSBC Brasil, through the absorption of portions of its equity by companies of the Organization, enabling progress with the integration of operational and technological platforms, resulting in the replacement of the HSBC brand in its service network, becoming Bradesco. Thus, Bradesco began to operate with a unified platform (branches, ATMs, and systems), to which all clients have access to. From now on, Bradesco will add to the products and services already offered to HSBC Brasil clients, a nationwide service network, a state-of-the-art technology platform, and an even more extensive portfolio of products and services.

Bradesco  109

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

5)      MANAGERIAL STATEMENTS OF FINANCIAL POSITION AND STATEMENT OF INCOME BY OPERATING SEGMENT

a)      Reconciliation of the Statement of Financial Position and Statement of Income – Accounting vs. Managerial

Management uses a variety of information, including those from financial statements, prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, prepared by consolidation criteria that differ in part from the criteria of CPC 36, as described in Note 2.

The main differences of consolidation criteria are shown below, through the Reconciliation of the Statements of financial position and the Statements of Income – Accounting vs. Managerial:

	R$ thousand
	On March 31, 2017				On March 31, 2016
	Accounting Statement of Financial Position	Proportional Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportional Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Assets
Current and long-term assets	1,159,038,632	8,652,456	96,256,363	1,263,947,451	1,005,391,682	6,455,113	70,284,113	1,082,130,908
Funds available	11,831,164	198,170	-	12,029,334	18,527,203	132,425	-	18,659,628
Interbank investments	188,007,983	674,998	(566,440)	188,116,541	165,723,555	366,504	(567,539)	165,522,520
Securities and derivative financial instruments	448,510,341	4,309,038	96,880,799	549,700,178	343,577,120	479,298	70,869,766	414,926,184
Interbank and interdepartmental accounts	63,595,452	-	-	63,595,452	51,473,750	-	-	51,473,750
Loan and leasing	338,809,899	459,157	-	339,269,056	319,842,747	574,323	-	320,417,070
Allowance for Loan Losses (ALL)	(39,086,730)	(94,266)	-	(39,180,996)	(29,594,203)	(139,568)	-	(29,733,771)
Other receivables and assets	147,370,523	3,105,359	(57,996)	150,417,886	135,841,510	5,042,131	(18,114)	140,865,527
Permanent Assets	30,342,236	(150,436)	-	30,191,800	18,582,556	1,049,190	-	19,631,746
Investments	7,302,621	(5,576,220)	-	1,726,401	6,174,390	(4,654,370)	-	1,520,020
Premises and equipment	7,567,273	235,156	-	7,802,429	5,522,537	256,785	-	5,779,322
Intangible assets	15,472,342	5,190,628	-	20,662,970	6,885,629	5,446,775	-	12,332,404
Total	1,189,380,868	8,502,020	96,256,363	1,294,139,251	1,023,974,238	7,504,303	70,284,113	1,101,762,654

110                 Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	On March 31, 2017				On March 31, 2016
	Accounting Statement of Financial Position	Proportional Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position	Accounting Statement of Financial Position	Proportional Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Financial Position
Liabilities
Current and long-term liabilities	1,083,909,165	7,403,378	96,256,363	1,187,568,906	929,734,610	6,406,744	70,284,113	1,006,425,467
Deposits	235,455,338	(23,539)	-	235,431,799	189,210,892	(19,414)	-	189,191,478
Securities sold under agreements to repurchase	254,779,526	-	96,483,111	351,262,637	224,064,824	-	73,285,656	297,350,480
Funds from Issuance of Securities	140,302,853	-	2,447,825	142,750,678	112,617,128	-	-	112,617,128
Interbank and interdepartmental accounts	5,754,621	-	-	5,754,621	5,181,144	-	-	5,181,144
Borrowing and on-lending	56,417,438	-	-	56,417,438	62,849,125	-	-	62,849,125
Derivative financial instruments	15,705,212	-	(1,769,438)	13,935,774	10,395,360	-	(2,731,548)	7,663,812
Provisions for insurance, pension plans and capitalization bonds	229,432,544	-	-	229,432,544	182,972,928	-	-	182,972,928
Other liabilities	146,061,633	7,426,917	(905,135)	152,583,415	142,443,209	6,426,158	(269,995)	148,599,372
Deferred income	426,172	-	-	426,172	487,785	-	-	487,785
Non-controlling interests in subsidiaries	487,081	1,098,642	-	1,585,723	421,715	1,097,559	-	1,519,274
Shareholders’ equity	104,558,450	-	-	104,558,450	93,330,128	-	-	93,330,128
Total	1,189,380,868	8,502,020	96,256,363	1,294,139,251	1,023,974,238	7,504,303	70,284,113	1,101,762,654

	R$ thousand
	Accrued on March 31, 2017				Accrued on March 31, 2016
	Accounting Statement of Income	Proportional Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Income	Accounting Statement of Income	Proportional Companies (1)	Adjustments of Consolidation (2)	Managerial Statement of Income
Revenue from financial intermediation	41,647,914	299,407	1,906,935	43,854,256	37,541,259	107,912	1,024,411	38,673,582
Financial intermediation expenses	(22,700,458)	-	(2,595,982)	(25,296,440)	(16,820,886)	-	(1,455,079)	(18,275,965)
Net Interest Income	18,947,456	299,407	(689,047)	18,557,816	20,720,373	107,912	(430,668)	20,397,617
Allowance for loan losses	(8,281,361)	(26,577)	-	(8,307,938)	(5,883,595)	(35,769)	-	(5,919,364)
Gross income from financial intermediation	10,666,095	272,830	(689,047)	10,249,878	14,836,778	72,143	(430,668)	14,478,253
Income from Insurance, Pension Plans and Capitalization Bonds	1,625,780	-	-	1,625,780	1,624,315	-	-	1,624,315
Fee and Commission Income	5,788,892	1,083,518	566,907	7,439,317	4,912,817	1,046,602	445,312	6,404,731
Personnel Expenses	(4,635,886)	(186,517)	-	(4,822,403)	(3,583,135)	(170,564)	-	(3,753,699)
Other administrative expenses	(4,645,532)	(340,955)	134,270	(4,852,217)	(3,903,882)	(326,886)	114,518	(4,116,250)
Tax expenses	(1,650,878)	(120,064)	-	(1,770,942)	(1,705,229)	(124,018)	-	(1,829,247)
Equity in the Earnings (Losses) of Affiliates and jointly controlled companies	428,535	(371,031)	-	57,504	405,665	(366,112)	-	39,553
Other Operating Income / Expenses	(520,785)	(158,760)	(12,130)	(691,675)	(2,349,373)	60,927	(129,162)	(2,417,608)
Operating income	7,056,221	179,021	-	7,235,242	10,237,956	192,092	-	10,430,048
Non-Operating Income	(132,926)	(1,154)	-	(134,080)	95,692	(3,337)	-	92,355
IT/SC (Income Tax/Soc. Contrib.) and Non-controlling interests	(2,852,608)	(177,867)	-	(3,030,475)	(6,212,237)	(188,755)	-	(6,400,992)
Net income	4,070,687	-	-	4,070,687	4,121,411	-	-	4,121,411

(1) Refers to the effects of the consolidation adjustments arising from the undertakings consolidated proportionally (Grupo Cielo, Grupo Alelo, Crediare, etc.); and
(2) Refers basically to the effects of the consolidation adjustments arising from the "non-consolidation" of the exclusive funds.

Bradesco  111

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)      Balance sheet and statements of income by segment – Managerial

In line with CPC 22, the managerial information, hereinafter, was prepared based on reports available to the Management to evaluate the performance and make decisions regarding the allocation of resources for investments and other purposes.

	On March 31 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Accounting Statement of Financial Position
	Brazil	Overseas	Brazil	Overseas
Assets
Current and long-term assets	947,916,119	103,007,445	265,904,841	8,024	3,739,177	(56,628,155)	1,263,947,451
Funds available	10,376,784	1,653,671	353,861	7,334	143,014	(505,330)	12,029,334
Interbank investments	186,395,685	1,720,856	-	-	-	-	188,116,541
Securities and derivative financial instruments	282,670,585	14,432,313	253,208,371	538	2,750,649	(3,362,278)	549,700,178
Interbank and interdepartmental accounts	63,595,452	-	-	-	-	-	63,595,452
Loan and leasing	304,723,487	85,161,024	-	-	-	(50,615,455)	339,269,056
Allowance for Loan Losses (ALL)	(37,966,225)	(1,214,771)	-	-	-	-	(39,180,996)
Other receivables and assets	138,120,351	1,254,352	12,342,609	152	845,514	(2,145,092)	150,417,886
Permanent assets	106,789,603	38,451	10,402,470	1	932,501	(87,971,226)	30,191,800
Investments	82,315,846	-	7,173,819	-	207,962	(87,971,226)	1,726,401
Premises and equipment	6,204,735	24,152	1,542,683	1	30,858	-	7,802,429
Intangible assets	18,269,022	14,299	1,685,968	-	693,681	-	20,662,970
Total in 2017	1,054,705,722	103,045,896	276,307,311	8,025	4,671,678	(144,599,381)	1,294,139,251
Total in 2016	911,267,885	140,523,992	217,580,811	2,510	3,346,416	(170,958,960)	1,101,762,654

Liabilities
Current and long-term liabilities	947,756,389	57,107,774	238,257,815	1,084	1,073,999	(56,628,155)	1,187,568,906
Deposits	216,886,442	19,227,483	-	-	-	(682,126)	235,431,799
Securities sold under agreements to repurchase	343,206,595	8,068,986	-	-	-	(12,944)	351,262,637
Funds from issuance of securities	142,997,383	2,966,599	-	-	-	(3,213,304)	142,750,678
Interbank and interdepartmental accounts	5,754,621	-	-	-	-	-	5,754,621
Borrowing and on-lending	92,384,711	14,737,426	-	-	-	(50,704,699)	56,417,438
Derivative financial instruments	13,764,418	171,356	-	-	-	-	13,935,774
Technical provisions from insurance, pension plans and capitalization bonds	-	-	229,431,855	689	-	-	229,432,544
Other liabilities	132,762,219	11,935,924	8,825,960	395	1,073,999	(2,015,082)	152,583,415
Deferred income	404,026	-	22,146	-	-	-	426,172
Non-controlling interests in subsidiaries	1,986,857	45,938,122	38,027,350	6,941	3,597,679	(87,971,226)	1,585,723
Shareholders’ equity	104,558,450	-	-	-	-	-	104,558,450
Total in 2017	1,054,705,722	103,045,896	276,307,311	8,025	4,671,678	(144,599,381)	1,294,139,251
Total in 2016	911,267,885	140,523,992	217,580,811	2,510	3,346,416	(170,958,960)	1,101,762,654

112             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	Accrued on March 31 - R$ thousand
	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Eliminations (4)	Managerial Statement of Income
	Brazil	Overseas	Brazil	Overseas
Revenue from financial intermediation	35,686,549	890,883	7,498,071	-	66,469	(287,716)	43,854,256
Financial intermediation expenses	(19,226,656)	(384,977)	(5,972,523)	-	-	287,716	(25,296,440)
Net Interest Income	16,459,893	505,906	1,525,548	-	66,469	-	18,557,816
Allowance for loan losses	(8,156,384)	(151,554)	-	-	-	-	(8,307,938)
Gross income from financial intermediation	8,303,509	354,352	1,525,548	-	66,469	-	10,249,878
Income from Insurance, Pension Plans and Capitalization Bonds	-	-	1,625,815	(35)	-	-	1,625,780
Fee and Commission Income	6,794,283	64,897	515,623	-	89,929	(25,415)	7,439,317
Personnel Expenses	(4,404,197)	(42,679)	(316,145)	(138)	(59,244)	-	(4,822,403)
Other administrative expenses	(4,451,859)	(75,508)	(406,481)	(77)	(45,259)	126,967	(4,852,217)
Tax expenses	(1,491,996)	(3,942)	(254,507)	(36)	(20,461)	-	(1,770,942)
Equity in the Earnings (Losses) of Affiliates and jointly controlled companies	(11,081)	-	60,665	-	7,920	-	57,504
Other Operating Income / Expenses	(280,183)	(29,624)	(352,419)	(107)	72,210	(101,552)	(691,675)
Operating income	4,458,476	267,496	2,398,099	(393)	111,564	-	7,235,242
Non-Operating Income	(137,401)	2,085	1,201	-	35	-	(134,080)
IT/SC (Income Tax/Soc. Contrib.) and Non-controlling interests	(1,737,886)	(233,613)	(1,024,541)	(4)	(34,431)	-	(3,030,475)
Net Income in 2017	2,583,189	35,968	1,374,759	(397)	77,168	-	4,070,687
Net Income in 2016	3,144,609	(439,972)	1,379,677	230	36,867	-	4,121,411

(1)  The financial segment is comprised of financial institutions, holding companies which are mainly responsible for managing financial resources, and credit card, consortium and asset management companies;
(2) The asset, liability, income and expense balances among companies from the same segment are eliminated;
(3) The Insurance Group segment comprises insurance, pension plan and capitalization bond companies; and
(4) Refers to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

6)      CASH AND CASH EQUIVALENTS

	On March 31 - R$ thousand
	2017	2016
Cash and due from banks in domestic currency	9,603,651	7,982,996
Cash and due from banks in foreign currency	2,227,326	10,544,003
Investments in gold	187	204
Total cash and due from banks	11,831,164	18,527,203
Interbank investments (1)	178,707,672	155,643,594
Total cash and cash equivalents	190,538,836	174,170,797

(1)  Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

Bradesco  113

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

7)      INTERBANK INVESTMENTS

a)   Breakdown and maturity

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
Securities purchased under agreements to resell:
Own portfolio position	35,841,981	35,851	-	-	35,877,832	44,798,417
● Financial treasury bills	17,919,985	-	-	-	17,919,985	3,910,440
● National treasury notes	13,714,448	35,851	-	-	13,750,299	25,079,888
● National treasury bills	3,915,204	-	-	-	3,915,204	15,431,187
● Debentures	279,878	-	-	-	279,878	374,469
● Other	12,466	-	-	-	12,466	2,433
Funded position	143,197,786	1,192,825	-	-	144,390,611	110,269,818
● National treasury notes	64,250,203	1,048,320	-	-	65,298,523	61,297,863
● Financial treasury bills	48,071,054	-	-	-	48,071,054	6,767,293
● National treasury bills	30,876,529	144,505	-	-	31,021,034	42,204,662
Short position	973,935	786,199	-	-	1,760,134	665,049
● National treasury bills	973,935	786,199	-	-	1,760,134	665,049
Subtotal	180,013,702	2,014,875	-	-	182,028,577	155,733,284
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	2,554,505	1,646,319	1,375,297	417,018	5,993,139	10,007,462
● Provision for losses	(172)	(6,493)	(7,068)	-	(13,733)	(17,191)
Subtotal	2,554,333	1,639,826	1,368,229	417,018	5,979,406	9,990,271
Total in 2017	182,568,035	3,654,701	1,368,229	417,018	188,007,983
%	97.1	2.0	0.7	0.2	100.0
Total in 2016	158,900,119	5,895,448	543,130	384,858		165,723,555
%	95.9	3.6	0.3	0.2		100.0

b)   Income from interbank investments

Classified in the statement of income as income from operations with securities.

	Accrued on March 31 - R$ thousand
	2017	2016
Income from investments in purchase and sale commitments:
• Own portfolio position	144,112	132,856
• Funded position	5,369,452	4,547,260
• Short position	103,954	65,268
Subtotal	5,617,518	4,745,384
Income from interest-earning deposits in other banks	122,152	248,556
Total (Note 8g)	5,739,670	4,993,940

114             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

8)      SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by operating segment and issuer

	On March 31 - R$ thousand
	Financial	Insurance and Capitalization bonds	Pension plans	Other Activities	2017	%	2016	%
Trading securities	50,577,553	15,870,271	162,238,277	20,060	228,706,161	51.0	170,566,360	49.5
- Government securities	24,959,254	12,464,982	145,459,776	20,060	182,904,072	40.8	110,579,585	32.1
- Corporate securities	7,606,463	3,370,528	15,933,530	-	26,910,521	6.0	47,186,740	13.7
- Derivative financial instruments (1) (5)	18,011,836	34,761	844,971	-	18,891,568	4.2	12,800,035	3.7
Available-for-sale securities	148,785,289	15,503,608	12,434,882	46,142	176,769,921	39.4	132,267,054	38.5
- Government securities	87,910,341	13,550,054	10,717,928	34,277	112,212,600	25.0	73,817,010	21.5
- Corporate securities	60,874,948	1,953,554	1,716,954	11,865	64,557,321	14.4	58,450,044	17.0
Held-to-maturity securities (2)	12,212,551	4,884,948	25,936,760	-	43,034,259	9.6	40,743,706	12.0
- Government securities	24,276	4,884,948	25,936,760	-	30,845,984	6.9	28,096,867	8.3
- Corporate securities	12,188,275	-	-	-	12,188,275	2.7	12,646,839	3.7
Total	211,575,393	36,258,827	200,609,919	66,202	448,510,341	100.0	343,577,120	100.0

- Government securities	112,893,871	30,899,984	182,114,464	54,337	325,962,656	72.7	212,493,462	61.8
- Corporate securities	98,681,522	5,358,843	18,495,455	11,865	122,547,685	27.3	131,083,658	38.2
Total	211,575,393	36,258,827	200,609,919	66,202	448,510,341	100.0	343,577,120	100.0

Bradesco  115

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On March 31 - R$ thousand
	2017							2016
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	20,565,121	4,010,239	2,868,567	23,133,626	50,577,553	57,369,118	(6,791,565)	40,222,681	(10,558,299)
Financial treasury bills	-	283,884	1,643,935	11,338,803	13,266,622	13,286,299	(19,677)	9,317,797	(3,447)
National treasury notes	-	144,994	116,587	6,155,560	6,417,141	6,063,868	353,273	5,798,200	135,970
Financial bills	165,851	2,167,674	260,523	228,208	2,822,256	2,812,313	9,943	4,510,989	(12,360)
Debentures	64,943	24,853	162,212	1,611,009	1,863,017	2,122,525	(259,508)	2,698,197	(141,774)
National treasury bills	1,246,514	526,468	412,011	2,723,635	4,908,628	4,871,712	36,916	637,246	7,950
Brazilian foreign debt notes	307	-	-	11,323	11,630	11,561	69	1,039,133	4,615
Derivative financial instruments (1) (5)	17,311,428	493,344	116,683	90,381	18,011,836	24,847,916	(6,836,080)	12,549,055	(10,524,154)
Other	1,776,078	369,022	156,616	974,707	3,276,423	3,352,924	(76,501)	3,672,064	(25,099)
- Insurance companies and capitalization bonds	2,914,635	333,323	1,208,449	11,413,864	15,870,271	15,866,624	3,647	13,203,484	2,737
Financial treasury bills	90,412	38,665	235,611	10,228,811	10,593,499	10,593,499	-	7,475,358	-
Financial bills	-	122,396	277,097	2,621	402,114	402,114	-	636,627	-
Other	2,824,223	172,262	695,741	1,182,432	4,874,658	4,871,011	3,647	5,091,499	2,737
- Pension plans	2,601,195	5,082,037	6,558,380	147,996,665	162,238,277	162,238,277	-	116,571,602	-
Financial treasury bills	15,825	143,908	887,004	47,184,278	48,231,015	48,231,015	-	47,065,731	-
National treasury notes	-	46,939	34,844	54,991,546	55,073,329	55,073,329	-	22,892,111	-
National treasury bills	-	93,014	116,406	41,946,011	42,155,431	42,155,431	-	15,896,990	-
Financial bills	-	4,639,915	5,018,634	755,278	10,413,827	10,413,827	-	8,484,692	-
Debentures	20,831	84,564	391,199	3,014,939	3,511,533	3,511,533	-	2,373,604	-
Other	2,564,539	73,697	110,293	104,613	2,853,142	2,853,142	-	19,858,474	-
- Other activities	-	-	2,496	17,564	20,060	20,077	(17)	568,593	13,496
Financial treasury bills	-	-	2,496	17,564	20,060	20,077	(17)	41,986	-
Other	-	-	-	-	-	-	-	526,607	13,496
Total	26,080,951	9,425,599	10,637,892	182,561,719	228,706,161	235,494,096	(6,787,935)	170,566,360	(10,542,066)
Derivative financial instruments (liabilities) (5)	(14,732,934)	(451,346)	(302,979)	(217,953)	(15,705,212)	(11,883,076)	(3,822,136)	(10,395,360)	(1,895,777)

116             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (6)	On March 31 - R$ thousand
	2017							2016
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (3) (4)	Amortized cost	Fair Value Adjustment	Fair/book value (3) (4)	Fair Value Adjustment
- Financial	9,235,015	3,910,483	1,938,461	133,701,330	148,785,289	148,598,332	186,957	109,065,247	(3,789,215)
National treasury bills	-	10,235	712,275	69,867,710	70,590,220	68,919,455	1,670,765	15,027,975	37,256
Debentures	731,948	777,305	303,177	37,647,560	39,459,990	40,683,956	(1,223,966)	33,198,500	(622,721)
National treasury notes	-	2,073,807	-	10,932,599	13,006,406	12,546,047	460,359	35,542,996	(491,183)
Foreign corporate securities	208,366	-	49,050	10,607,132	10,864,548	11,019,755	(155,207)	11,382,300	(2,342,830)
Shares	6,875,802	-	-	-	6,875,802	7,441,425	(565,623)	7,167,672	(154,457)
Foreign government bonds	-	-	769,876	764,765	1,534,641	1,546,988	(12,347)	1,831,642	(41,134)
Promissory Notes	190,841	741,988	4,075	52,180	989,084	985,246	3,838	1,842,436	9,013
Certificates of real estate receivables	29,231	-	-	1,051,755	1,080,986	1,132,052	(51,066)	1,063,412	(210,637)
Other	1,198,827	307,148	100,008	2,777,629	4,383,612	4,323,408	60,204	2,008,314	27,478
- Insurance companies and capitalization bonds	1,903,489	101,368	68,223	13,430,528	15,503,608	15,033,134	470,474	11,925,136	(613,521)
National treasury notes	-	101,368	-	11,842,217	11,943,585	11,860,235	83,350	7,395,144	(829,339)
Shares	1,422,810	-	-	-	1,422,810	1,081,192	341,618	1,050,964	243,392
National treasury bills	-	-	67,162	1,486,953	1,554,115	1,513,294	40,821	3,410,059	(7,143)
Other	480,679	-	1,061	101,358	583,098	578,413	4,685	68,969	(20,431)
- Pension plans	1,623,330	88,132	2,183	10,721,237	12,434,882	10,830,486	1,604,396	11,271,322	380,711
National treasury notes	-	88,132	-	10,584,403	10,672,535	9,211,404	1,461,131	9,526,726	321,052
Shares	1,623,330	-	-	-	1,623,330	1,482,397	140,933	1,265,740	70,320
Debentures	-	-	-	93,624	93,624	91,276	2,348	90,130	(2,768)
Other	-	-	2,183	43,210	45,393	45,409	(16)	388,726	(7,893)
- Other activities	5,385	-	23,666	17,091	46,142	40,985	5,157	5,349	5,331
Other	5,385	-	23,666	17,091	46,142	40,985	5,157	5,349	5,331
Subtotal	12,767,219	4,099,983	2,032,533	157,870,186	176,769,921	174,502,937	2,266,984	132,267,054	(4,016,694)
Hedge - cash flow (Note 8f)	-	-	-	-	-	-	115,805	-	209,125
Securities reclassified to “Held-to-maturity securities”	-	-	-	-	-	-	(264,240)	-	(123,358)
Total	12,767,219	4,099,983	2,032,533	157,870,186	176,769,921	174,502,937	2,118,549	132,267,054	(3,930,927)

Bradesco  117

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

III) Held-to-maturity securities

Securities (2)	On March 31 - R$ thousand
	2017							2016
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (3)	Fair value (4)	Gain (loss) not accounted for	Amortized cost (3)	Gain (loss) not accounted for
- Financial	-	-	15,016	12,197,535	12,212,551	11,505,017	(707,534)	12,675,862	(2,074,223)
Certificates of real estate receivables	-	-	15,016	12,173,258	12,188,274	11,482,108	(706,166)	12,646,839	(2,078,426)
Other	-	-	-	24,277	24,277	22,909	(1,368)	29,023	4,203
- Insurance companies and capitalization bonds	-	-	-	4,884,948	4,884,948	5,708,653	823,705	4,801,149	6,217
National treasury notes	-	-	-	4,884,948	4,884,948	5,708,653	823,705	4,801,149	6,217
- Pension plans	-	-	-	25,936,760	25,936,760	29,405,505	3,468,745	23,266,695	1,732,943
National treasury notes	-	-	-	25,936,760	25,936,760	29,405,505	3,468,745	23,266,695	1,732,943
Total	-	-	15,016	43,019,243	43,034,259	46,619,175	3,584,916	40,743,706	(335,063)

118             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Breakdown of the portfolios by financial statement classification

Securities	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2017	Total in 2016
					(3) (4)	(3) (4)
Own portfolio	19,253,462	12,947,372	11,808,235	333,934,828	377,943,897	297,842,460
Fixed income securities	6,689,977	12,947,372	11,808,235	333,934,828	365,380,412	288,194,177
● National treasury notes	-	2,619,678	448,643	115,725,298	118,793,619	93,211,169
● Financial treasury bills	106,244	411,988	2,342,145	66,590,925	69,451,302	62,383,615
● National treasury bills	-	611,306	1,484,664	90,862,493	92,958,463	24,609,245
● Debentures	817,722	894,399	904,475	42,411,734	45,028,330	38,490,970
● Financial bills	163,759	7,225,285	5,556,253	992,588	13,937,885	13,696,030
● Certificates of real estate receivables	23,211	-	15,016	13,433,606	13,471,833	13,915,246
● Foreign government bonds	38,756	-	769,876	1,081,159	1,889,791	2,245,879
● Foreign corporate securities	88,101	4,589	24,652	1,790,605	1,907,947	8,332,536
● Brazilian foreign debt securities	4,925	-	14,602	497,003	516,530	1,071,707
● Promissory Notes	190,841	741,988	137,616	52,180	1,122,625	1,842,428
● Bank deposit certificates	10,232	438,063	110,293	35,111	593,699	2,180,409
● Other	5,246,186	76	-	462,126	5,708,388	26,214,943
Equity securities	12,563,485	-	-	-	12,563,485	9,648,283
● Shares of listed companies (technical provision)	1,625,708	-	-	-	1,625,708	1,268,007
Shares of other companies	10,937,777	-	-	-	10,937,777	8,380,276
Restricted securities	1,403,548	84,866	760,523	42,154,546	44,403,483	32,049,830
Subject to repurchase agreements	1,372,247	2,921	104,472	26,760,600	28,240,240	22,261,426
● National treasury bills	1,246,514	2,921	3,639	17,293,996	18,547,070	7,848,311
● Foreign corporate securities	125,733	-	47,468	9,098,181	9,271,382	3,967,575
● National treasury notes	-	-	474	181,099	181,573	10,175,375
● Financial treasury bills	-	-	52,891	187,324	240,215	270,165
Brazilian Central Bank	-	-	2,911	74,172	77,083	64,227
● National treasury bills	-	-	2,911	74,172	77,083	64,227
Privatization rights	-	-	-	47,667	47,667	51,517
Guarantees provided	31,301	81,945	653,140	15,272,107	16,038,493	9,672,660
● National treasury notes	-	-	11,646	9,642,582	9,654,228	5,411,742
● National treasury bills	-	15,636	142,066	2,935,420	3,093,122	2,314,724

Bradesco  119

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2017	Total in 2016
					(3) (4)	(3) (4)
● Financial treasury bills	-	66,309	499,428	2,661,217	3,226,954	1,937,303
● Other	31,301	-	-	32,888	64,189	8,891
Derivative financial instruments (1) (5)	18,191,160	493,344	116,683	90,381	18,891,568	12,800,035
Securities subject to unrestricted repurchase agreements	-	-	-	7,271,393	7,271,393	884,795
● National treasury bills	-	-	-	5,716,701	5,716,701	460,053
● National treasury notes	-	-	-	1,293	1,293	424,742
● Financial treasury bills	-	-	-	1,553,399	1,553,399	-
Total	38,848,170	13,525,582	12,685,441	383,451,148	448,510,341	343,577,120
%	8.7	3.0	2.8	85.5	100.0	100.0

(1) Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;
(2) In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates;
(3) The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;
(4) The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;
(5) Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 8d II); and
(6) In the first quarter of 2017, there were Impairment of financial assets in the amount of R$419,693 thousand, related to securities classified in the category "Available-for-Sale Securities" (R$108,294 thousand in 2016).

120             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure. These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from B3 (new name for BM&FBOVESPA and CETIP) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps. The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at B3.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Bradesco  121

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recognized in off-balance-sheet accounts

	On March 31 - R$ thousand
	2017		2016
	Reference value	Net amount	Reference value	Net amount
Futures contracts
Purchase commitments:	84,036,194	-	95,106,049	-
- Interbank market	28,119,407	-	60,181,739	24,901,379
- Foreign currency (1)	55,907,687	4,308,061	34,899,405	-
- Other	9,100	-	24,905	-
Sale commitments:	181,621,985	-	75,114,949	-
- Interbank market (2)	129,962,770	101,843,363	35,280,360	-
- Foreign currency (3)	51,599,626	-	39,341,918	4,442,513
- Other	59,589	50,489	492,671	467,766

Option contracts
Purchase commitments:	16,905,386	-	17,318,975	-
- Interbank market	5,243,229	347,792	12,249,804	288,309
- Foreign currency	10,735,206	-	5,054,044	-
- Other	926,951	157,935	15,127	-
Sale commitments:	17,727,767	-	22,294,666	-
- Interbank market	4,895,437	-	11,961,495	-
- Foreign currency	12,063,314	1,328,108	10,310,981	5,256,937
- Other	769,016	-	22,190	7,063

Forward contracts
Purchase commitments:	14,732,356	-	9,709,781	-
- Foreign currency	14,205,670	-	9,389,926	-
- Other	526,686	-	319,855	-
Sale commitments:	18,826,676	-	14,735,671	-
- Foreign currency	18,053,430	3,847,760	14,415,588	5,025,662
- Other	773,246	246,560	320,083	228

Swap contracts
Assets (long position):	78,242,623	-	104,084,917	-
- Interbank market	13,160,554	9,861,749	30,716,219	5,789,406
- Fixed rate	52,784,176	21,496,880	44,202,808	32,711,443
- Foreign currency	10,213,478	329,414	25,441,088	12,038,211
- IGPM	832,450	-	1,336,950	-
- Other	1,251,965	-	2,387,852	-
Liabilities (short position):	47,606,325	-	53,956,297	-
- Interbank market	3,298,805	-	24,926,813	-
- Fixed rate	31,287,296	-	11,491,365	-
- Foreign currency (3)	9,884,064	-	13,402,877	-
- IGPM	981,000	148,550	1,445,500	108,550
- Other	2,155,160	903,195	2,689,742	301,890

Derivatives include operations maturing in D+1.

(1) Includes, in 2016, 2016, cash flow hedge to protect the firm commitment, concerning the contract of purchase and sale of shares, totaling R$ 18,456,455 thousand;
(2) Includes, cash flow hedges to protect CDI-related fundings,totaling R$2,056,240 thousand (R$1,133,572 thousand in 2016) (Note 8f); and
(3) Includes specific hedges to protect assets and liabilities, arising from foreign investments, totaling R$46,022,507 thousand (R$50,099,860 thousand in 2016).

122             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	On March 31 - R$ thousand
	2017			2016
	Original amortized cost	Mark-to-market adjustment	Fair value	Original amortized cost	Mark-to-market adjustment	Fair value
Adjustment receivable - swaps (1)	22,302,304	(6,778,728)	15,523,576	20,795,347	(10,514,559)	10,280,788
Adjustment receivable - future	18,193	-	18,193	263,371	-	263,371
Receivable forward purchases	1,405,369	-	1,405,369	440,868	-	440,868
Receivable forward sales	1,546,906	-	1,546,906	1,471,423	-	1,471,423
Premiums on exercisable options	454,876	(57,352)	397,524	353,180	(9,595)	343,585
Total assets (A)	25,727,648	(6,836,080)	18,891,568	23,324,189	(10,524,154)	12,800,035
Adjustment payables - swaps	(8,966,342)	(3,806,095)	(12,772,437)	(6,833,005)	(1,920,245)	(8,753,250)
Adjustment payables - future	(11,011)	-	(11,011)	(7,914)	-	(7,914)
Payable forward purchases	(1,433,945)	-	(1,433,945)	(746,025)	-	(746,025)
Payable forward sales/other	(1,208,796)	-	(1,208,796)	(766,818)	-	(766,818)
Premiums on written options	(262,982)	(16,041)	(279,023)	(145,821)	24,468	(121,353)
Total liabilities (B)	(11,883,076)	(3,822,136)	(15,705,212)	(8,499,583)	(1,895,777)	(10,395,360)

Net Effect (A-B)	13,844,572	(10,658,216)	3,186,356	14,824,606	(12,419,931)	2,404,675

(1)   Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III) Futures, options, forward and swap contracts – (Reference Value)

	On March 31 - R$ thousand
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2017	2016
Futures contracts (1)	69,392,762	12,880,705	57,620,346	125,764,366	265,658,179	170,220,998
Option contracts	11,036,264	3,777,340	15,258,464	4,561,085	34,633,153	39,613,641
Forward contracts	20,088,384	6,199,338	4,694,625	2,576,685	33,559,032	24,445,452
Swap contracts (1)	6,765,032	10,868,849	9,955,067	98,260,000	125,848,948	158,041,214
Total in 2017	107,282,442	33,726,232	87,528,502	231,162,136	459,699,312
Total in 2016	182,113,831	42,245,312	65,424,106	102,538,056		392,321,305

(1) Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

Bradesco  123

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	On March 31 - R$ thousand
	2017	2016
Government securities
National treasury bills	996,301	-
National treasury notes	4,389,017	2,994,294
Total	5,385,318	2,994,294

V)  Revenues and expenses, net

	Accrued on March 31 - R$ thousand
	2017	2016
Swap contracts (1)	699,749	855,421
Forward contracts	89,670	215,948
Option contracts	39,777	63,134
Futures contracts (1) (2)	(1,300,824)	3,129,300
Foreign exchange variation of assets and liabilities overseas	(531,684)	(1,858,719)
Total (Note 8g)	(1,003,312)	2,405,084

(1) Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments; and
(2) Includes, in 2016, the results and respective adjustment to the fair value of the hedge of the firm commitment, concerning the purchase and sale of shares agreement, which was offset, completely, by the adjustment of the fair value of the hedge object (Note 35e).

VI) Reference values of derivative financial instruments, by trading location and counterparts

	On March 31 - R$ thousand
	2017	2016
B3 (stock exchange)	227,502,265	215,827,247
B3 (over-the-counter)	168,364,073	138,599,874
Overseas (stock exchange) (1)	56,523,629	24,082,700
Overseas (over-the-counter) (1)	7,309,345	13,811,484
Total	459,699,312	392,321,305

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)   Credit Default Swaps (CDS)

On March 31, 2017, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “debt securities issued by companies" in the amount of R$145,477 thousand (R$124,562 thousand in 2016) and “bonds of the Brazilian public debt” in the amount of R$554,470 thousand and the risk transferred in credit swaps whose underlying assets are “derivatives of the Brazilian public debt” is R$(15,842) thousand, amounting to a total net credit risk value of negative R$684,105 thousand (R$124,562 thousand in 2016), with an effect on the calculation of required shareholders’ equity of negative R$ 15,275 thousand (R$13,702 thousand in 2016). The contracts related to credit derivatives transactions described above are due in 2022. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$(481) thousand (R$38 thousand in 2016). There were no credit events, as defined in the agreements, during the period.

124             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

f)    Cash flow hedge

On March 31, 2017, Bradesco used cash flow hedges to protect the cash flow from receipts of interest on investments in securities, related to the risk of a variable interest rate of the DI, using DI Futures contracts in B3, amounting to R$ 15,946,347 thousand (R$ 19,254,790 thousand in 2016), having as object of hedge the securities backed in DI, to the sum of R$ 16,002,283 thousand (R$19,260,105 thousand in 2016), making the cash flow fixed in advance. The adjustment to fair value of these operations recognized in the shareholders’ equity was R$ 205,709) thousand (2016 - R$ 205,898 thousand), net of tax effects was R$ 123,425 thousand (R$ 123,539 thousand in 2016). On March 31, 2017, Bradesco constituted hedge accounting, with the aim of protecting its cash flows from payment of interest rates on funds, regarding the floating interest rate of DI, being traded DI Future contracts on B3 totaling R$2,056,240 thousand (R$ 1,133,572 thousand in 2016), having as object of hedge captures linked to DI, totaling R$2,042,724 thousand (R$ 1,197,070 thousand in 2016), converting to fixed cash flows. The adjustment to fair value of these operations recognized in the shareholders’ equity was R$ (20,679) thousand (2016 - R$ 3,227 thousand), net of tax effects was R$ (12,407) thousand (R$ 1,936 thousand in 2016). The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

g)   Income from securities, insurance, pension plans and capitalization bonds, and derivative financial instruments

	Accrued on March 31 - R$ thousand
	2017	2016
Fixed income securities (1)	6,128,886	5,165,614
Interbank investments (Note 7b)	5,739,670	4,993,940
Equity securities (2)	198,524	(341,509)
Subtotal	12,067,080	9,818,045
Income from insurance, pension plans and capitalization bonds	10,026,655	8,745,312
Income from derivative financial instruments (Note 8d V)	(1,003,312)	2,405,084
Total	21,090,423	20,968,441

(1) During the first quarter of 2017, it includes the losses through impairment of financial assets (basically debentures) in the amount of R$ 419,693 thousand; and
(2) During the first quarter of 2016, it includes the losses through impairment of financial assets (shares) in the amount of R$ 108,294 thousand.

9)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)   Reserve requirement

	On March 31 - R$ thousand
	Remuneration	2017	2016
Compulsory deposit – demand deposits	not remunerated	6,034,964	4,428,714
Compulsory deposit – savings deposits	savings index	18,937,967	17,711,556
Compulsory deposit – time deposits	Selic rate	20,391,653	14,081,761
Additional compulsory deposit – savings deposits	Selic rate	5,175,153	4,848,858
Additional compulsory deposit – time deposits	Selic rate	11,097,285	8,849,147
Reserve requirement – SFH	TR + interest rate	809,363	710,155
Total		62,446,385	50,630,191

b)   Revenue from reserve requirement

	Accrued on March 31 - R$ thousand
	2017	2016
Reserve requirement – Bacen (Compulsory deposit)	1,343,443	1,360,415
Reserve requirement – SFH	16,579	11,227
Total	1,360,022	1,371,642

Bradesco  125

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

10)    LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	On March 31 - R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (A)	% (5)	Total in 2016 (A)	% (5)
Discounted trade receivables and loans (1)	20,568,512	12,468,159	11,250,500	16,496,720	24,392,008	66,812,848	151,988,747	35.9	149,379,728	37.8
Financing	4,074,918	5,651,160	3,805,306	9,379,128	17,628,912	88,571,990	129,111,414	30.4	119,268,428	30.1
Agricultural and agribusiness loans	747,365	703,804	1,029,327	4,998,837	5,087,811	8,981,488	21,548,632	5.1	20,095,136	5.1
Subtotal	25,390,795	18,823,123	16,085,133	30,874,685	47,108,731	164,366,326	302,648,793	71.4	288,743,292	73.0
Leasing	146,267	117,598	113,111	306,272	491,115	1,154,543	2,328,906	0.5	2,530,895	0.6
Advances on foreign exchange contracts (2)	1,813,786	1,649,050	1,048,891	3,354,796	2,176,070	-	10,042,593	2.4	9,066,701	2.3
Subtotal	27,350,848	20,589,771	17,247,135	34,535,753	49,775,916	165,520,869	315,020,292	74.3	300,340,888	75.9
Other receivables (3)	10,738,635	7,231,525	2,755,672	4,982,170	4,110,049	1,162,345	30,980,396	7.3	23,877,314	6.0
Total loans	38,089,483	27,821,296	20,002,807	39,517,923	53,885,965	166,683,214	346,000,688	81.6	324,218,202	81.9
Sureties and guarantees (4)	3,781,648	1,243,451	1,985,291	7,284,425	14,653,839	47,002,083	75,950,737	17.9	69,419,569	17.5
Loan assignment - real estate receivables certificate	40,698	40,696	40,694	117,117	174,786	587,645	1,001,636	0.2	1,128,315	0.3
Acquisition of credit card receivables	490,099	206,360	131,469	151,035	42,401	-	1,021,364	0.2	1,046,426	0.3
Loans available for import (4)	34,743	90,064	49,556	49,698	6,416	8,358	238,835	0.1	119,277	-
Confirmed exports loans (4)	3,970	11,387	20,808	316	40,475	-	76,956	-	60,180	-
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	88,896	88,896	-	92,910	-
Total in 2017	42,440,641	29,413,254	22,230,625	47,120,514	68,803,882	214,370,196	424,379,112	100.0
Total in 2016	39,916,999	26,284,028	20,445,775	41,926,433	58,947,525	208,564,119			396,084,879	100.0

126             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	On March 31 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in 2017 (B)	% (5)	Total in 2016 (B)	% (5)
Discounted trade receivables and loans (1)	1,859,318	1,518,198	1,316,370	3,387,579	5,066,132	13,147,597	79.7	10,459,172	88.3
Financing	315,611	306,168	182,505	331,840	317,109	1,453,233	8.8	938,951	7.9
Agricultural and agribusiness loans	25,049	48,552	17,457	126,969	141,668	359,695	2.2	215,931	1.8
Subtotal	2,199,978	1,872,918	1,516,332	3,846,388	5,524,909	14,960,525	90.7	11,614,054	98.0
Leasing	10,033	10,322	7,107	13,977	8,794	50,233	0.3	48,682	0.4
Advances on foreign exchange contracts (2)	27,210	11,231	9,576	64,758	6,171	118,946	0.7	19,964	0.2
Subtotal	2,237,221	1,894,471	1,533,015	3,925,123	5,539,874	15,129,704	91.7	11,682,700	98.6
Other receivables (3)	7,195	12,268	6,160	1,168,752	175,807	1,370,182	8.3	171,255	1.4
Total in 2017	2,244,416	1,906,739	1,539,175	5,093,875	5,715,681	16,499,886	100.0
Total in 2016	2,069,340	1,736,270	1,329,614	2,772,192	3,946,539			11,853,955	100.0

	On March 31 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2017 (C)	% (5)	Total in 2016 (C)	% (5)
Discounted trade receivables and loans (1)	899,795	754,646	635,068	1,626,990	2,540,780	6,220,832	12,678,111	67.2	11,162,487	65.9
Financing	267,238	244,328	221,572	611,458	1,002,026	3,361,188	5,707,810	30.3	5,305,897	31.4
Agricultural and agribusiness loans	1,678	3,799	3,878	13,967	57,862	200,771	281,955	1.5	274,570	1.6
Subtotal	1,168,711	1,002,773	860,518	2,252,415	3,600,668	9,782,791	18,667,876	99.0	16,742,954	98.9
Leasing	9,932	8,939	7,711	22,386	37,006	67,592	153,566	0.8	162,870	1.0
Subtotal	1,178,643	1,011,712	868,229	2,274,801	3,637,674	9,850,383	18,821,442	99.8	16,905,824	99.9
Other receivables (3)	4,406	3,734	3,267	8,162	10,710	15,243	45,522	0.2	12,705	0.1
Total in 2017	1,183,049	1,015,446	871,496	2,282,963	3,648,384	9,865,626	18,866,964	100.0
Total in 2016	1,081,501	955,017	842,324	2,115,223	3,356,901	8,567,563			16,918,529	100.0

Bradesco  127

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	On March 31 - R$ thousand
	Total
	Total in 2017 (A+B+C)	% (5)	Total in 2016(A+B+C)	% (5)
Discounted trade receivables and loans (1)	177,814,455	38.8	171,001,387	40.3
Financing	136,272,457	29.6	125,513,276	29.6
Agricultural and agribusiness loans	22,190,282	4.8	20,585,637	4.8
Subtotal	336,277,194	73.2	317,100,300	74.7
Leasing	2,532,705	0.6	2,742,447	0.6
Advances on foreign exchange contracts (2) (Note 11a)	10,161,539	2.2	9,086,665	2.1
Subtotal	348,971,438	76.0	328,929,412	77.4
Other receivables (3)	32,396,100	7.0	24,061,274	5.7
Total loans	381,367,538	83.0	352,990,686	83.1
Sureties and guarantees (4)	75,950,737	16.5	69,419,569	16.4
Loan assignment - real estate receivables certificate	1,001,636	0.2	1,128,315	0.3
Acquisition of credit card receivables	1,021,364	0.2	1,046,426	0.2
Loans available for import (4)	238,835	0.1	119,277	-
Confirmed exports loans (4)	76,956	-	60,180	-
Co-obligation from assignment of rural loan (4)	88,896	-	92,910	-
Total in 2017	459,745,962	100.0
Total in 2016			424,857,363	100.0

(1) Including credit card loans and advances on credit card receivables of R$16,393,457 thousand (R$16,195,342 thousand in 2016);
(2) Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;
(3) The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$ 24,480,516 thousand (R$ 19,385,920 thousand in 2016);
(4) Recognized in off-balance sheet accounts; and
(5) Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

128             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b) By type and levels of risk

	On March 31 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2017	% (1)	Total in 2016	% (1)
Discounted trade receivables and loans	21,602,224	80,011,754	14,925,200	23,563,793	9,053,239	5,422,335	3,190,739	2,401,588	17,643,583	177,814,455	46.6	171,001,387	48.4
Financing	78,100,820	23,480,425	18,896,962	7,915,611	2,835,952	1,504,480	414,493	419,069	2,704,645	136,272,457	35.7	125,513,276	35.6
Agricultural and agribusiness loans	5,697,703	4,399,480	8,888,514	1,859,943	707,662	241,107	48,947	49,170	297,756	22,190,282	5.8	20,585,637	5.8
Subtotal	105,400,747	107,891,659	42,710,676	33,339,347	12,596,853	7,167,922	3,654,179	2,869,827	20,645,984	336,277,194	88.1	317,100,300	89.8
Leasing	317,609	443,255	1,510,646	40,674	37,519	53,021	9,056	10,702	110,223	2,532,705	0.7	2,742,447	0.8
Advances on foreign exchange contracts (2)	3,157,176	3,305,806	1,754,336	1,537,764	176,945	110,383	5,486	3,672	109,971	10,161,539	2.7	9,086,665	2.6
Subtotal	108,875,532	111,640,720	45,975,658	34,917,785	12,811,317	7,331,326	3,668,721	2,884,201	20,866,178	348,971,438	91.5	328,929,412	93.2
Other receivables	4,034,085	19,600,755	2,748,013	3,497,403	308,321	83,223	54,593	43,153	2,026,554	32,396,100	8.5	24,061,274	6.8
Total in 2017	112,909,617	131,241,475	48,723,671	38,415,188	13,119,638	7,414,549	3,723,314	2,927,354	22,892,732	381,367,538	100.0
%	29.6	34.4	12.8	10.1	3.4	1.9	1.0	0.8	6.0	100.0
Total in 2016	96,707,244	119,572,462	58,266,048	43,210,231	8,562,496	4,776,497	3,161,721	3,768,315	14,965,672			352,990,686	100.0
%	27.4	33.9	16.5	12.2	2.4	1.4	0.9	1.1	4.2			100.0

(1) Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and
(2) Note 11a.

Bradesco  129

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Maturity ranges and levels of risk

	On March 31 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2017	% (1)	Total in 2016	% (1)
Installments not yet due	-	-	1,361,168	3,152,028	2,805,125	1,825,431	1,605,214	1,175,947	6,942,051	18,866,964	100.0	16,918,529	100.0
1 to 30	-	-	178,255	224,829	175,081	87,371	68,202	61,818	387,493	1,183,049	6.3	1,081,501	6.4
31 to 60	-	-	116,058	178,102	128,176	86,880	71,412	60,560	374,258	1,015,446	5.4	955,017	5.7
61 to 90	-	-	102,302	143,126	114,712	74,468	59,687	51,462	325,739	871,496	4.6	842,324	5.0
91 to 180	-	-	193,833	366,253	310,792	210,639	165,833	140,879	894,734	2,282,963	12.1	2,115,223	12.5
181 to 360	-	-	280,926	579,483	527,503	347,506	265,342	227,750	1,419,874	3,648,384	19.3	3,356,901	19.8
More than 360	-	-	489,794	1,660,235	1,548,861	1,018,567	974,738	633,478	3,539,953	9,865,626	52.3	8,567,563	50.6
Past-due installments (2)	-	-	511,366	1,246,644	1,218,119	1,204,633	1,006,092	1,151,758	10,161,274	16,499,886	100.0	11,853,955	100.0
1 to 14	-	-	17,315	101,698	70,556	45,680	41,524	22,424	426,876	726,073	4.4	529,527	4.5
15 to 30	-	-	483,580	308,111	163,003	182,878	48,394	39,538	292,839	1,518,343	9.2	1,539,813	13.0
31 to 60	-	-	10,471	820,707	249,773	143,734	91,037	68,693	522,324	1,906,739	11.6	1,736,270	14.6
61 to 90	-	-	-	11,626	701,761	215,298	115,317	65,670	429,503	1,539,175	9.3	1,329,614	11.2
91 to 180	-	-	-	4,502	33,026	603,139	686,736	929,935	2,836,537	5,093,875	30.9	2,772,192	23.4
181 to 360	-	-	-	-	-	13,904	23,084	25,498	5,460,141	5,522,627	33.4	3,871,796	32.7
More than 360	-	-	-	-	-	-	-	-	193,054	193,054	1.2	74,743	0.6
Subtotal	-	-	1,872,534	4,398,672	4,023,244	3,030,064	2,611,306	2,327,705	17,103,325	35,366,850		28,772,484
Specific provision	-	-	18,726	131,960	402,325	909,019	1,305,653	1,629,394	17,103,325	21,500,402		14,240,423

(1) Percentage of maturities by type of installment; and
(2) For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by Resolution No. 2,682/99.

130             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	On March 31 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2017	% (1)	Total in 2016	% (1)
Installments not yet due	112,909,617	131,241,475	46,851,137	34,016,516	9,096,394	4,384,485	1,112,008	599,649	5,789,407	346,000,688	100.0	324,218,202	100.0
1 to 30	6,982,252	19,104,715	3,531,540	5,842,289	839,292	547,052	104,053	108,290	1,030,000	38,089,483	11.0	35,712,373	11.0
31 to 60	6,771,371	12,372,821	3,560,726	3,994,336	426,655	162,921	46,729	49,497	436,240	27,821,296	8.0	25,707,337	7.9
61 to 90	5,219,707	7,924,394	2,499,377	2,851,985	1,025,008	175,561	33,021	25,389	248,365	20,002,807	5.8	19,120,404	5.9
91 to 180	10,581,890	15,887,668	6,363,862	4,810,057	774,929	306,721	135,790	64,111	592,895	39,517,923	11.4	36,614,326	11.3
181 to 360	15,211,142	23,526,011	7,156,356	5,138,919	895,012	749,094	214,530	91,074	903,827	53,885,965	15.6	48,420,790	14.9
More than 360	68,143,255	52,425,866	23,739,276	11,378,930	5,135,498	2,443,136	577,885	261,288	2,578,080	166,683,214	48.2	158,642,972	49.0
Generic provision	-	640,820	429,424	940,490	757,529	1,182,397	534,069	405,261	5,789,407	10,679,397		9,710,481
Total in 2017 (2)	112,909,617	131,241,475	48,723,671	38,415,188	13,119,638	7,414,549	3,723,314	2,927,354	22,892,732	381,367,538
Existing provision	-	736,662	534,473	1,328,092	2,020,565	5,151,727	3,510,595	2,911,884	22,892,732	39,086,730
Minimum required provision	-	640,820	448,150	1,072,450	1,159,854	2,091,416	1,839,722	2,034,655	22,892,732	32,179,799
Excess provision (3)	-	95,842	86,323	255,642	860,711	3,060,311	1,670,873	877,229	-	6,906,931
Total in 2016 (2)	96,707,244	119,572,462	58,266,048	43,210,231	8,562,496	4,776,497	3,161,721	3,768,315	14,965,672			352,990,686
Existing provision	-	730,420	667,535	3,601,160	2,537,188	2,331,414	2,188,102	3,335,582	14,965,672			30,357,073
Minimum required provision	-	598,143	582,789	1,296,389	856,259	1,432,971	1,580,860	2,637,821	14,965,672			23,950,904
Excess provision (4)	-	132,277	84,746	2,304,771	1,680,929	898,443	607,242	697,761	-			6,406,169

(1) Percentage of maturities by type of installment;
(2) The total includes performing loans of R$ 346,000,688 thousand (R$ 324,218,202 thousand in 2016) and non-performing loans of R$ 35,366,850 thousand (R$ 28,772,484 thousand in 2016);
(3) Up to December 31, 2016, the excess provision was allocated prioritizing the operations with higher risk ratings, limited to the minimum percentage of provisioning of the subsequent rating. As of January 2017, the allocation of the excess provision continues to prioritize the operations that are in the higher risk ratings, but limited to 100% of the risk value; and
(4) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$ 762,870 thousand as of March 31, 2016. Pursuant to Resolution No. 4,512/16, the amount of R$ 604,623 thousand was allocated to a specific account in January 2017.

Bradesco  131

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Concentration of loans

	On March 31 - R$ thousand
	2017	% (1)	2016	% (1)
Largest borrower	8,328,075	2.2	10,393,700	2.9
10 largest borrowers	32,249,584	8.5	32,434,092	9.2
20 largest borrowers	48,440,752	12.7	47,766,867	13.5
50 largest borrowers	71,128,705	18.7	69,261,950	19.6
100 largest borrowers	88,904,388	23.3	84,738,678	24.0

(1) Percentage on total portfolio (as defined by Bacen).

e)   By economic sector

	On March 31 - R$ thousand
	2017	%	2016	%
Public sector	8,328,075	2.2	10,399,314	2.9
Oil, derivatives and aggregate activities	8,321,986	99.9	10,268,321	98.7
Petrochemical	6,082	0.1	125,379	1.2
Production and distribution of electricity	7	-	5,614	0.1
Private sector	373,039,463	97.8	342,591,372	97.1
Companies	202,879,865	53.2	196,666,013	55.7
Real estate and construction activities	33,523,368	16.5	32,582,699	16.6
Retail	22,605,796	11.1	24,312,093	12.4
Services	18,646,469	9.2	19,425,330	9.9
Transportation and concession	15,907,408	7.8	16,980,343	8.6
Automotive	13,959,690	6.9	11,544,568	5.9
Food products	10,793,423	5.3	7,424,892	3.8
wholesale	9,805,544	4.8	9,388,193	4.8
Production and distribution of electricity	7,795,612	3.8	8,342,284	4.2
Iron and steel industry	7,418,235	3.7	7,348,580	3.7
Sugar and alcohol	6,847,660	3.4	6,551,795	3.3
Holding	6,052,812	3.0	5,575,483	2.8
Capital goods	4,730,412	2.3	3,207,992	1.6
Pulp and paper	3,867,612	1.9	3,856,758	2.0
Chemical	3,636,988	1.8	4,190,945	2.1
Cooperative	3,570,089	1.8	2,235,342	1.1
Financial	3,201,363	1.6	4,623,979	2.4
Leisure and tourism	2,967,400	1.5	2,945,625	1.5
Textiles	2,436,061	1.2	2,580,369	1.3
Agriculture	2,463,316	1.2	2,136,533	1.1
Oil, derivatives and aggregate activities	1,900,947	0.9	1,790,700	0.9
Petrochemical	565,505	0.3	475,600	0.2
Other industries	20,184,155	9.9	19,145,910	9.7
Individuals	170,159,598	44.6	145,925,359	41.3
Total	381,367,538	100.0	352,990,686	100.0

132             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

f)    Breakdown of loans and allowance for loan losses

Level of risk	On March 31 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2017 YTD (2)	% 2016 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	112,909,617	112,909,617	29.6	29.6	27.4
A	-	-	-	131,241,475	131,241,475	34.4	64.0	61.3
B	511,366	1,361,168	1,872,534	46,851,137	48,723,671	12.8	76.8	77.8
C	1,246,644	3,152,028	4,398,672	34,016,516	38,415,188	10.1	86.9	90.0
Subtotal	1,758,010	4,513,196	6,271,206	325,018,745	331,289,951	86.9
D	1,218,119	2,805,125	4,023,244	9,096,394	13,119,638	3.4	90.3	92.4
E	1,204,633	1,825,431	3,030,064	4,384,485	7,414,549	1.9	92.2	93.8
F	1,006,092	1,605,214	2,611,306	1,112,008	3,723,314	1.0	93.2	94.7
G	1,151,758	1,175,947	2,327,705	599,649	2,927,354	0.8	94.0	95.8
H	10,161,274	6,942,051	17,103,325	5,789,407	22,892,732	6.0	100.0	100.0
Subtotal	14,741,876	14,353,768	29,095,644	20,981,943	50,077,587	13.1
Total in 2017	16,499,886	18,866,964	35,366,850	346,000,688	381,367,538	100.0
%	4.3	5.0	9.3	90.7	100.0
Total in 2016	11,853,955	16,918,529	28,772,484	324,218,202	352,990,686
%	3.4	4.8	8.2	91.8	100.0

(1) Percentage of level of risk in relation to the total portfolio; and
(2) Cumulative percentage of level of risk on total portfolio.

Bradesco  133

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Level of risk	On March 31 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess (2)	Existing	% 2017 YTD (1)	% 2016 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	640,820	640,820	95,842	736,662	0.6	0.6
B	1.0	5,114	13,612	18,726	429,424	448,150	86,323	534,473	1.1	1.1
C	3.0	37,399	94,561	131,960	940,490	1,072,450	255,642	1,328,092	3.5	8.3
Subtotal		42,513	108,173	150,686	2,010,734	2,161,420	437,807	2,599,227	0.8	1.6
D	10.0	121,812	280,513	402,325	757,529	1,159,854	860,711	2,020,565	15.4	29.6
E	30.0	361,390	547,629	909,019	1,182,397	2,091,416	3,060,311	5,151,727	69.5	48.8
F	50.0	503,046	802,607	1,305,653	534,069	1,839,722	1,670,873	3,510,595	94.3	69.2
G	70.0	806,231	823,163	1,629,394	405,261	2,034,655	877,229	2,911,884	99.5	88.5
H	100.0	10,161,274	6,942,051	17,103,325	5,789,407	22,892,732	-	22,892,732	100.0	100.0
Subtotal		11,953,753	9,395,963	21,349,716	8,668,663	30,018,379	6,469,124	36,487,503	72.9	72.0
Total in 2017		11,996,266	9,504,136	21,500,402	10,679,397	32,179,799	6,906,931	39,086,730	10.2
%		30.7	24.3	55.0	27.3	82.3	17.7	100.0
Total in 2016		7,341,197	6,899,226	14,240,423	9,710,481	23,950,904	6,406,169	30,357,073		8.6
%		24.2	22.7	46.9	32.0	78.9	21.1	100.0

(1) Percentage of existing provision in relation to total portfolio, by level of risk; and
(2) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$ 762,870 thousand as of March 31, 2016. Pursuant to Resolution No. 4,512/16, the amount of R$ 604,623 thousand was allocated to a specific account under "Other Liabilities - Sundry" (Note 20b), in January 2017. Includes, as of March 31, 2017, the amount of R$ 418,892 thousand, related to the surplus provision of loan operations guaranteed by standby letter of credit.

134             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

g)   Changes in allowance for loan losses

	R$ thousand
	2017	2016
- Specific provision (1)	22,386,423	14,196,821
- Generic provision (2)	10,737,580	8,811,051
- Excess provision (3) (4)	7,490,351	6,408,728
- Loans	4,429,361	5,714,544
- Guarantees provided (4)	3,060,990	694,184
Opening balance on December 31	40,614,354	29,416,600
Accounting for allowance for loan losses (5)	8,281,361	5,883,595
Accounting for/reversal of provisions for guarantees provided (4)	(3,060,990)	68,687
Net write-offs/other	(6,747,995)	(5,011,809)
Closing balance on March 31	39,086,730	30,357,073
- Specific provision (1)	21,500,402	14,240,423
- Generic provision (2)	10,679,397	9,710,481
- Excess provision (3)	6,906,931	6,406,169
- Loans	6,906,931	5,643,299
- Guarantees provided	-	762,870

(1) For contracts with installments past due for more than 14 days;
(2) Recognized based on the customer/transaction classification and therefore not included in the preceding item;
(3) The additional provision is recognized based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk (Note 10f);
(4) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of “excess” provision that totaled R$3,060,990 thousand. In accordance with Resolution No. 4,512/16, in the first quarter of 2017, part of this balance (R$ 604,623 thousand) was allocated to a specific account under "Other Liabilities - Sundry" (Note 20b), and the remaining balance (R$ 2,456,367 thousand) was allocated to “Excess Provision”; and
(5) Includes, in the first quarter of 2017, the formation of allowance for loan losses, in the amount of R$ 2,456,367 thousand, as a result of the adequacy of the provision for guarantees provided, already mentioned in the previous item.

h)   Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows.

	Accrued on March 31 - R$ thousand
	2017	2016
Amount recognized (1) (2)	5,824,994	5,952,281
Amount recovered (3) (4)	(1,536,975)	(1,044,635)
Allowance for Loan Losses expense net of amounts recovered	4,288,019	4,907,646

(1) Up to December 31, 2016, included the constitution of provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, which comprises the concept of ALL “surplus”;
(2) Refers, in the first quarter of 2017, to the formation of allowance for loan losses, in the amount of R$ 8,281,361 thousand, excluding the portion related to the adequacy of the provision for guarantees provided, in the amount of R$ 2,456.367 thousand (Note 10g);
(3) Classified in income from loans (Note 10j); and
(4) In the first quarter of 2017, credit was granted for operations already written-off for losses, without the retention of risks and benefits, in the amount of R$ 1,955,173 thousand, with effect on income in the amount of R$ 9,789 thousand.

i)    Changes in the renegotiated portfolio

	R$ thousand
	2017	2016
Opening balance on December 31	17,501,423	12,728,723
Amount renegotiated	4,235,457	3,499,449
Amount received	(2,532,743)	(1,835,622)
Write-offs	(1,305,113)	(1,314,324)
Closing balance on March 31	17,899,024	13,078,226
Allowance for loan losses	13,482,952	8,598,990
Percentage on renegotiated portfolio	75.3%	65.8%

Bradesco  135

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

j)    Income from loans and leasing

	Accrued on March 31 - R$ thousand
	2017	2016
Discounted trade receivables and loans	12,729,619	11,779,971
Financing	4,356,223	3,804,280
Agricultural and agribusiness loans	466,603	460,547
Subtotal	17,552,445	16,044,798
Recovery of credits charged-off as losses	1,536,975	1,044,635
Subtotal	19,089,420	17,089,433
Leasing, net of expenses	74,384	82,449
Total	19,163,804	17,171,882

11)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balances

	On March 31 - R$ thousand
	2017	2016
Assets – other receivables
Exchange purchases pending settlement	15,849,423	13,585,102
Exchange sale receivables	5,076,161	13,098,550
(-) Advances in domestic currency received	(828,579)	(265,065)
Income receivable on advances granted	147,446	114,490
Total	20,244,451	26,533,077
Liabilities – other liabilities
Exchange sales pending settlement	4,991,315	12,690,769
Exchange purchase payables	16,128,123	13,743,337
(-) Advances on foreign exchange contracts	(10,161,539)	(9,086,665)
Other	5,671	10,561
Total	10,963,570	17,358,002
Net foreign exchange portfolio	9,280,881	9,175,075
Off-balance-sheet accounts:
- Loans available for import	238,835	119,277
- Confirmed exports loans	76,956	60,180

136             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	Accrued on March 31 - R$ thousand
	2017	2016
Foreign exchange income	39,554	(1,920,030)
Adjustments:
- Income on foreign currency financing (1)	37,788	38,579
- Income on export financing (1)	592,168	490,303
- Income on foreign investments (2)	2,367	1,074
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(8,591)	32,679
- Funding expenses (4)	(470,747)	(400,005)
- Other (5)	235,451	2,127,371
Total adjustments	388,436	2,290,001
Adjusted foreign exchange income	427,990	369,971

(1) Recognized in “Income from operations with securities”;
(2) Recognized in “Income from operations with securities”;
(3) Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;
(4) Refers to funding expenses of investments in foreign exchange; and
(5) Primarily includes the exchange rate variations of resources invested in foreign currency.

b)   Sundry

	On March 31 - R$ thousand
	2017	2016
Deferred tax assets (Note 34c)	51,406,389	48,013,193
Credit card operations	25,501,880	20,432,346
Debtors for escrow deposits	16,708,663	12,758,859
Trade and credit receivables (1)	7,285,871	5,107,531
Prepaid taxes	6,940,118	5,737,972
Other debtors	3,315,014	2,292,546
Payments to be reimbursed	724,717	743,513
Receivables from sale of assets	132,221	95,835
Other	561,126	256,979
Total	112,575,999	95,438,774

(1) Primarily includes receivables from the acquisition of loans and advances on receivables.

Bradesco  137

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

12)    OTHER ASSETS

a)   Foreclosed assets/other

	On March 31 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2017	2016
Real estate	1,664,339	(305,037)	1,359,302	1,035,660
Vehicles and similar	680,100	(353,366)	326,734	321,237
Goods subject to special conditions	599,240	(599,240)	-	-
Inventories/warehouse	29,860	-	29,860	54,451
Machinery and equipment	20,828	(16,275)	4,553	9,070
Other	21,344	(18,392)	2,952	7,448
Total in 2017	3,015,711	(1,292,310)	1,723,401
Total in 2016	2,354,342	(926,476)		1,427,866

b)   Prepaid expenses

	On March 31 - R$ thousand
	2017	2016
Deferred insurance acquisition costs (1)	1,717,568	2,030,926
Commission on the placement of loans and financing (2)	558,204	701,321
Advertising and marketing expenses (3)	127,039	200,835
Other (4)	1,146,635	1,123,919
Total	3,549,446	4,057,001

(1) Commissions paid to brokers and representatives on sale of insurance, pension plans and capitalization bond products;
(2) Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;
(3)Prepaid expenses of future advertising and marketing campaigns on media; and
(4) It includes, principally, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

13)    INVESTMENTS

a)      Composition of investments in the consolidated financial statements

Associates and Jointly Controlled Companies	On March 31 - R$ thousand
	2017	2016
- Cielo S.A.	4,141,794	3,399,201
- Elo Participações S.A.	967,798	829,330
- IRB-Brasil Resseguros S.A.	614,398	589,784
- Fleury S.A.	650,133	515,309
- Aquarius Participações S.A.	285,560	264,103
- Haitong Banco de Investimento do Brasil S.A.	124,189	131,307
- Others	368,093	305,648
Total investment in Associates and Jointly Controlled Companies – in Brazil and Overseas	7,151,965	6,034,682
- Tax incentives	234,717	234,717
- Other investments	170,692	156,075
Provision for:
- Tax incentives	(207,933)	(207,933)
- Other investments	(46,820)	(43,151)
Total investments	7,302,621	6,174,390

138             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)    The income/expense from the equity method accounting of investments was recognized in the statement of income, under “Equity in the Earnings (Losses) of Unconsolidated and Jointly Controlled Companies”, and correspond, in the first quarter of 2017, to R$ 428,535 thousand (R$ 405,665 thousand in 2016).

Companies	Accrued on March 31 - R$ thousand
	Capital Stock	Shareholders’ equity adjusted	Number of shares/ quotas held (in thousands)		Equity interest consolidated on capital stock	Adjusted income	Equity accounting adjustments (1)
			ON	PN			2017	2016
- Elo Participações S.A. (2)	800,227	1,935,209	372	-	50.01%	96,167	48,093	58,255
- IRB-Brasil Resseguros S.A. (3)	1,453,080	2,995,602	63,727	-	20.51%	226,660	46,488	37,327
- Aquarius Participações S.A.	518,592	582,776	254,110	-	49.00%	44,751	21,928	9,317
- Haitong Banco de Investimento do Brasil S.A.	420,000	620,945	12,734	12,734	20.00%	(18,180)	(3,636)	1,869
- Others (4)							315,662	298,897
Equity in the earnings (losses) of unconsolidated and jointly controlled companies							428,535	405,665

(1) The adjustment considers income calculated periodically by the companies and includes equity variations recognized by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;
(2) Investment in jointly controlled companies;
(3) Based on financial information from the previous month; and
(4) Includes, primarily, the adjustments resulting from the assessment by the equity equivalence method in public company (Cielo S.A. and Fleury S.A.)

Bradesco  139

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

14)    PREMISES AND EQUIPMENT

	On March 31 - R$ thousand
	Annual rate	Cost	Depreciation	Cost net of depreciation
				2017	2016
Property and equipment:
- Buildings	4%	1,772,585	(583,608)	1,188,977	929,037
- Land	-	854,331	-	854,331	448,080
Facilities, furniture and premises and equipment	10%	4,942,898	(2,347,684)	2,595,214	2,228,058
Security and communication systems	10%	328,970	(194,837)	134,133	92,087
Data processing systems	20 to 40%	6,830,156	(4,230,651)	2,599,505	1,672,921
Transportation systems	20%	86,698	(42,668)	44,030	66,436
Fixed Assets in course	-	151,083	-	151,083	85,918
Total in 2017		14,966,721	(7,399,448)	7,567,273
Total in 2016		12,384,451	(6,861,914)		5,522,537

The fixed assets to shareholders’ equity ratio is 42.3% when considering only the companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit is 50.0%.

15)    INTANGIBLE ASSETS

a)   Goodwill

The goodwill recognized from investment acquisitions totaled R$10,998,136 thousand, net of accumulated amortization, as applicable, of which: (i) R$1,740,315 thousand recognized in ‘Permanent Assets – Investments’ represents the acquisition of shares of affiliates and of jointly controlled companies (Cielo/Fleury), which will be amortized as realized; and (ii) R$9,257,821 thousand represented by the acquisition of shares of subsidiaries/shared control, represented by the future profitability/client portfolio, which is amortized in up to twenty years, net of accrued amortizations, if applicable, recognized in Fixed Assets – Intangible Assets.

During the first quarter of 2017, goodwill was amortized totaling R$ 586,206 thousand (R$ 32,530 thousand in 2016) (Note 29).

b)   Intangible assets

Acquired intangible assets consist of:

	On March 31 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2017	2016
Acquisition of financial services rights	Contract	4,434,607	(2,124,151)	2,310,456	2,087,448
Software (2)	20%	10,607,264	(6,755,284)	3,851,980	3,673,256
Goodwill (3)	Up to 20%	11,498,665	(2,240,844)	9,257,821	1,061,934
Other	Contract	150,353	(98,268)	52,085	62,991
Total in 2017		26,690,889	(11,218,547)	15,472,342
Total in 2016		16,262,352	(9,376,723)		6,885,629

(1) Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;
(2) Software acquired and/or developed by specialized companies; and
(3) On March 31, 2017, mainly composed of goodwill on the acquisition of equity interest in Bradescard - R$638,157 thousand, Odontoprev - R$116,593 thousand, Bradescard Mexico - R$17,847 thousand, Europ Assistance - R$5,811 thousand, Bradesco BBI S.A. - R$124,975 thousand; and Kirton Bank - R$8,327,713 thousand.

140             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Changes in intangible assets by type

	On March 31 - R$ thousand
	Opening balance	Additions (reductions)	Amortization for the period	Closing balance
Acquisition of financial services rights	2,503,457	56,940	(249,941)	2,310,456
Software	3,945,244	242,121	(335,385)	3,851,980
Goodwill – Future profitability (1)	4,763,606	(1,468)	(243,529)	4,518,609
Goodwill – Based on intangible assets and other reasons (1)	3,481,962	-	(233,387)	3,248,575
Goodwill – Difference in fair value of assets/liabilities (1)	1,599,927	-	(109,290)	1,490,637
Other	44,589	8,237	(741)	52,085
Total in 2017	16,338,785	305,830	(1,172,273)	15,472,342
Total in 2016	7,072,522	377,264	(564,157)	6,885,629

(1) It takes into account the effects of the study’s final report on purchase price allocation (“PPA”) from the acquisition of HSBC Brasil.

Bradesco  141

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

16)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
● Demand deposits (1)	30,564,866	-	-	-	30,564,866	22,590,729
● Savings deposits (1)	94,352,635	-	-	-	94,352,635	88,261,256
● Interbank deposits	69,022	433,928	10,331	57,634	570,915	586,513
● Time deposits (2)	8,717,916	16,055,292	8,479,341	76,714,373	109,966,922	77,772,394
Total in 2017	133,704,439	16,489,220	8,489,672	76,772,007	235,455,338
%	56.8	7.0	3.6	32.6	100.0
Total in 2016	123,072,282	14,611,128	9,145,792	42,381,690		189,210,892
%	65.1	7.7	4.8	22.4		100.0

(1) Classified as 1 to 30 days, not considering average historical turnover; and
(2) Considers the actual maturities of the investments.

b)   Securities sold under agreements to repurchase

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
Own portfolio	37,935,675	27,420,557	17,868,381	17,157,119	100,381,732	108,139,220
● Government securities	17,936,805	188,709	65,234	1,810	18,192,558	18,435,382
● Debentures of own issuance	13,064,221	27,231,848	17,576,454	16,247,666	74,120,189	86,195,339
● Foreign	6,934,649	-	226,693	907,643	8,068,985	3,508,499
Third-party portfolio (1)	145,111,284	-	-	-	145,111,284	114,955,640
Unrestricted portfolio (1)	8,487,432	799,078	-	-	9,286,510	969,964
Total in 2017	191,534,391	28,219,635	17,868,381	17,157,119	254,779,526
%	75.2	11.1	7.0	6.7	100.0
Total in 2016	138,205,845	39,843,666	7,781,572	38,233,741		224,064,824
%	61.6	17.8	3.5	17.1		100.0

(1)  Represented by government securities.

142             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Funds from issuance of securities

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
Securities – Brazil:
- Financial bills	6,056,071	29,245,906	27,544,659	39,415,403	102,262,039	72,611,605
- Letters of credit for real estate	2,206,158	10,164,742	6,746,053	6,505,949	25,622,902	21,179,524
- Letters of credit for agribusiness	515,304	5,227,937	2,110,503	1,247,054	9,100,798	9,399,117
Subtotal	8,777,533	44,638,585	36,401,215	47,168,406	136,985,739	103,190,246
Securities – Overseas:
- Securitization of future flow of money orders received from overseas	9,392	210,472	86,377	2,442,502	2,748,743	4,134,977
- MTN Program Issues (1)	35,726	-	-	207,803	243,529	4,823,303
- Issuance costs	-	-	-	(25,673)	(25,673)	(37,118)
Subtotal	45,118	210,472	86,377	2,624,632	2,966,599	8,921,162
Structured Operations Certificates	12,341	238,021	59,902	40,251	350,515	505,720
Total in 2017	8,834,992	45,087,078	36,547,494	49,833,289	140,302,853
%	6.3	32.1	26.0	35.6	100.0
Total in 2016	6,107,073	20,609,143	31,423,244	54,477,668		112,617,128
%	5.4	18.3	27.9	48.4		100.0

(1) Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long-term.

Bradesco  143

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds

	Accrued on March 31 - R$ thousand
	2017	2016
Savings deposits	1,603,830	1,606,048
Time deposits	2,355,177	1,570,269
Securities sold under agreements to repurchase	6,828,979	6,212,048
Funds from of securities issued	4,166,466	3,211,032
Subordinated debts (Note 19)	1,515,183	1,572,505
Other funding expenses	150,184	110,452
Subtotal	16,619,819	14,282,354
Cost for inflation and interest adjustment of technical provisions of insurance, pension plans and capitalization bonds	5,972,523	5,413,999
Total	22,592,342	19,696,353

17)    BORROWING AND ON-LENDING

a)   Borrowing

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
In Brazil - Other Institutions	3,817	-	-	7,963	11,780	18,447
Overseas	2,217,809	11,242,105	5,869,553	2,747,877	22,077,344	27,138,983
Total in 2017	2,221,626	11,242,105	5,869,553	2,755,840	22,089,124
%	10.1	50.8	26.6	12.5	100.0
Total in 2016	2,923,435	10,297,377	8,518,892	5,417,726		27,157,430
%	10.8	37.9	31.4	19.9		100.0

b)   On-lending

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2017	2016
In Brazil	997,761	5,043,169	4,801,059	23,486,325	34,328,314	35,690,485
- FINAME	651,027	3,123,692	3,169,655	12,990,167	19,934,541	24,244,003
- BNDES	346,464	1,919,477	1,511,770	10,496,158	14,273,869	11,358,525
- National Treasury	-	-	118,317	-	118,317	80,766
- Other institutions	270	-	1,317	-	1,587	7,191
Overseas	-	-	-	-	-	1,210
Total in 2017	997,761	5,043,169	4,801,059	23,486,325	34,328,314
%	2.9	14.7	14.0	68.4	100.0
Total in 2016	1,177,674	4,846,569	4,878,384	24,789,068		35,691,695
%	3.3	13.6	13.7	69.4		100.0

144             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)     Borrowing and on-lending expenses

	Accrued on March 31 - R$ thousand
	2017	2016
Borrowing:
- In Brazil	294,021	2,144
- Overseas	(1,424,174)	(6,237,052)
- Exchange variation from assets and liabilities overseas	763,524	3,024,943
Subtotal borrowing	(366,629)	(3,209,965)
On-lending in Brazil:
- BNDES	304,418	226,308
- FINAME	159,744	138,744
- National Treasury	1,981	1,830
- Other institutions	11	226
On-lending overseas:
Payables to foreign bankers (Note 11a)	8,591	(32,679)
- Other expenses with foreign on-lending	-	69
Subtotal on-lending	474,745	334,498
Total	108,116	(2,875,467)

18)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL OBLIGATIONS – TAX AND SOCIAL SECURITY

a)   Contingent assets

However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I -      Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Bradesco  145

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

II -     Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on the Organization’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recognized in provisions, taking into consideration the claims where the Bradesco is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

III -   Legal obligations – provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-        PIS and COFINS – R$2,368,203 thousand (R$2,179,158 thousand in 2016): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-        IRPJ/CSLL on losses of credits – R$1,790,415 thousand (R$1,895,099 thousand in 2016): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-        Pension Contributions – R$1,409,990 thousand (R$1,102,264 thousand in 2016): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

146             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

-        INSS Autonomous Brokers – R$935,589 thousand (R$1,852,851 thousand in 2016): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99;

-        INSS – Contribution to SAT – R$382,662 thousand: in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; and

-        PIS – R$ 150,999 thousand (2016 – R$ 329,297 thousand): the Bradesco Organization is requesting authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, already compensated, provisioned upon granting of the preliminary injunction, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i.e., gross operating income, as defined in the income tax legislation set out in Article 44 of Law No. 4,506/64, which excludes interest income.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

IV -   Provisions by nature

	On March 31 - R$ thousand
	2017	2016
Labor claims	5,229,181	3,069,356
Civil claims	5,109,218	4,192,052
Provision for tax risks	7,997,964	8,267,684
Total (1)	18,336,363	15,529,092

(1) Note 20b.

V -    Changes in provisions

	R$ thousand
	2017
	Labor	Civil	Tax (1) (2)
Balance on December 31, 2016	5,101,732	5,003,440	8,187,238
Adjustment for inflation	161,213	115,536	156,865
Provisions, net of (reversals and write-offs)	190,409	214,948	(344,542)
Payments	(224,173)	(224,706)	(1,597)
Balance on March 31, 2017	5,229,181	5,109,218	7,997,964

(1) They are comprised, substantially, by legal obligations; and

(2) In the first quarter of 2017, includes the reversals of provisions regarding: (i) PIS proceeding, related to the offset of amounts unduly paid in the amount of R$ 191,492 thousand; and (ii) IRPJ/CSLL on loan losses, in the amount of R$ 181,266 thousand.

c)   Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements. The main proceedings in this category are the following: a) 2006 to 2013 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$5,966,078 thousand (R$5,307,025 thousand in 2016); b) Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98), in the amount of R$4,714,179 thousand; c) Leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$2,440,746 thousand (R$1,942,279 thousand in 2016) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2012, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation, in the amount of R$1,620,104 thousand (R$928,066 thousand in 2016); e) Notifications and disallowances of compensations of PIS and Cofins related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No 9,718/98), from acquired companies, amounting to R$1,339,003 thousand; f) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$774,768 thousand (R$1,225,277 thousand in 2016); and g) IRPJ and CSLL deficiency note, amounting to R$469,018 thousand (R$430,502 thousand in 2016) relating to profit of subsidiaries based overseas, for the calendar years of 2008 and 2009.

Bradesco  147

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

d)   Other matters

I -      On May 31, 2016, Bradesco became aware of the indictment of three members of its Board of Executive Officers by the Brazilian Federal Police under the so-called “Operation Zelotes.” On July 28, 2016, the Public Prosecutor's Office filed charges against the three members of the Board of Executive Officers and a former member of its Board of Directors, that was received by the Judge of the 10th Federal Court of the Federal District Judiciary Section. The Management conducted a thorough internal evaluation of the records and documents related to the indictment and found no evidence of any illegality committed by its representatives. The executives of Bradesco have already submitted their respective defenses in the criminal proceedings, pointing out the facts and evidence demonstrating their innocence. Bradesco is cooperating with the relevant authorities and regulatory bodies, furnishing the requested information in Brazil and abroad. Moreover, Bradesco was summoned by the General’s Office of the Ministry of Finance on the filling of an Administrative Proceeding (“PAR”). Such proceeding is in its instruction phase and may represent the likelihood of Bradesco receiving a fine and/or being mentioned in public sanction lists, which eventually may lead to restrictions on making business with public bodies.

On account of the news published in the media, on the indictment in the "Operation Zealots", a class action was filed in the District Court of New York, on June 3, 2016. On September 1, 2016, Bradesco spontaneously attended the proceedings of the Class Action and agreed with the plaintiff a term for the submission of the revocation of the suit until December 23, 2016. On October 21, 2016, the Plaintiff Leader presented the addendum of the Initial Petition, appointing as defendants Bradesco and three members of its Board of Executive Officers. According to the demand, investors who purchased preferred American Depository Shares (“ADS”) of Bradesco between April 30, 2012 and July 27, 2016 would have suffered losses provoked by Bradesco due to a supposed violation regarding the American law of capital markets, according to communication to the Market on May 31, June 8 and July 28, 2016. On December 23, 2016, we filed a motion to dismiss the complaint, which, after the Lead Plaintiff´s reply and Bradesco´s rejoinder, is awaiting decision. Considering that the demand is in a preliminary stage, it is not possible at present to make a risk rating, and there is not yet evidence to support an assessment of the value of the respective risk.

II -     The wholly-owned subsidiaries of Bradesco, BEM - Distribuidora de Títulos e Valores Mobiliários Ltda. and BRAM - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários, as well as two of its Managers, were mentioned in the scope of the so-called "Greenfield operation" of the Federal Police, because they were responsible for the administration and management of the Fund in Equity - FIP (Equity Investment Fund), respectively. Besides providing the documents, the Federal Court has ruled, in the course of this Operation, the blocking of these companies’ values. As a result of this, a Commitment was signed, approved by the 10th Federal Court of the Federal District, to release the values through the provision of guarantees of up to R$104 million, without the recognition of any civil or criminal liability on the part of companies or administrators of the Organization. In the scope of this commitment, managers and officers of the Organization committed to provide any clarifications to the authorities responsible for conducting this investigation, regardless of a formal subpoena. Additionally, the internal evaluations indicate that there has been no illegality in conducting these activities according to communication to the Market on September 20, 2016. So far, there is no indication that the investigations could result in the accountability of these companies.

148             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

19)    SUBORDINATED DEBT

	On March 31 - R$ thousand
	Original term in years	Amount of the operation	2017	2016
In Brazil:
Subordinated CDB:
2019	10	20,000	57,813	51,239
Financial bills:
2016 (1)	6	-	-	202,822
2017 (2)	6	6,688,653	8,665,729	10,463,760
2018	6	8,262,799	10,019,197	9,608,992
2019	6	21,858	34,195	30,924
2017	7	40,100	98,714	87,419
2018	7	141,050	301,346	268,258
2019	7	3,172,835	3,530,536	3,487,504
2020	7	1,700	2,665	2,442
2022	7	4,305,011	5,227,888	4,559,612
2023 (3)	7	1,359,452	1,575,036	377,213
2024 (3)	7	67,450	69,010	-
2018	8	50,000	114,849	102,172
2019	8	12,735	25,950	23,034
2020	8	28,556	50,881	45,232
2021	8	1,236	1,933	1,776
2023	8	1,706,846	2,087,680	1,799,480
2024 (3)	8	136,695	148,031	5,801
2025 (3)	8	192,838	197,355	-
2021	9	7,000	12,212	10,584
2024	9	4,924	6,016	5,184
2025 (3)	9	400,944	431,567	19,465
2021	10	19,200	38,134	34,250
2022	10	54,143	93,543	84,349
2023	10	688,064	1,023,933	950,631
2025	10	284,137	355,206	306,981
2026 (3)	10	361,196	406,109	114,288
2027 (3)	10	34,358	34,952	-
2026	11	3,400	3,881	3,594
2027 (3)	11	47,046	50,169	-
Perpetual	-	5,000,000	5,207,121	5,221,380
CDB pegged to loans:
2016 (1)	1	-	-	599
Subtotal in Brazil			39,871,651	37,868,985
Overseas:
2019	10	1,333,575	2,377,191	2,670,176
2021	11	2,766,650	5,119,784	5,745,627
2022	10	1,886,720	3,493,159	3,922,431
Issuance costs on funding			(16,157)	(23,667)
Subtotal overseas			10,973,977	12,314,567
Total (4) (5)			50,845,628	50,183,552

(1) Subordinated debt transactions that matured in 2016;
(2) Subordinated debt transactions that matured in 2017;
(3) New issues of financial letters, referring to subordinate debts were recognized under the heading “Eligible Debt Capital Instruments”;
(4) It includes the amount of R$15,800,022 thousand, referring to subordinate debts recognized in “Eligible Debt Capital Instruments”; and
 (5) The information on results are presented on Note 16d, cost for market funding and inflation and interest adjustments of technical provisions for insurance, pension plans and capitalization bonds.

Bradesco  149

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

20)    OTHER LIABILITIES

a)   Tax and social security

	On March 31 - R$ thousand
	2017	2016
Provision for deferred income tax (Note 34f)	3,878,233	3,533,713
Taxes and contributions on profit payable	2,233,276	4,184,378
Taxes and contributions payable	1,258,758	1,531,358
Total	7,370,267	9,249,449

b)   Sundry

	On March 31 - R$ thousand
	2017	2016
Credit card operations	22,379,118	18,483,031
Civil and labor provisions (Note 18b IV) (1)	18,336,363	15,529,092
Loan assignment obligations	8,202,522	7,621,089
Provision for payments	7,239,581	5,140,721
Sundry creditors	5,981,920	4,797,679
Liabilities for acquisition of assets and rights	1,411,411	765,756
Obligations by quotas of investment funds	602,143	787,811
Other (2)	3,188,252	3,017,187
Total	67,341,310	56,142,366

(1) According to Bacen Circular Letter No. 3,782/16, “Provisions for tax risks” were reclassified from “Other liabilities - Tax and social security” to “Other liabilities - Sundry"; and
(2) As of March 31, 2017, it includes a specific provision for financial guarantees provided, pursuant to Resolution No. 4,512/16 (Note 10h).

c)   Financial guarantees

Financial guarantees provided are contracts requiring the Organization to make specific payments to the holder of the financial guarantee for a loss it will incur when a specific debtor fails to make the payment under the terms of the debt instrument. The provision for financial guarantees provided is formed based on the best estimate of the non-recoverable amount of the guarantee, if such disbursement is likely. The provisioning parameters are established based on the internal credit risk management models. In case of retail operations, these models use historical information, while in wholesale operations, in addition to historical information, we adopted simulation processes to capture unobserved events. Any increase in liabilities related to financial guarantees is recognized in the statement of income under “Other operating income/expenses”.

The amounts guaranteed as of March 31, 2017 were as follows: (i) R$ 692,758 thousand, referring to guarantees related to international trade of goods, with a provision of R$ 1,552 thousand; (ii) R$ 2,038,700 thousand, referring to guarantees related to bidding, auctions, service rendering or execution of works, with a provision of R$ 4,783 thousand; (iii) R$ 765,563 thousand, referring to guarantees related to the supply of goods, with a provision of R$ 50,288 thousand; (iv) R$ 31,345,622 thousand, referring to sureties or guarantees in judicial and administrative proceedings of tax nature, with a provision of R$ 156,113 thousand; and (v) R$ 41,108,094 thousand, referring to other bank guarantees, with a provision of R$ 382,611 thousand (Note 20b).

150             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

21)    INSURANCE, PENSION PLANS AND CAPITALIZATION BONDS

a)   Technical provisions by account

	On March 31 - R$ thousand
	Insurance (1)		Life and pension plans (2)		Capitalization bonds		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Current and long-term liabilities
Mathematical reserve for unvested benefits	923,274	866,645	190,595,683	148,303,708	-	-	191,518,957	149,170,353
Mathematical reserve for vested benefits	219,715	192,709	9,120,975	8,002,247	-	-	9,340,690	8,194,956
Mathematical reserve for capitalization bonds	-	-	-	-	6,403,767	5,965,026	6,403,767	5,965,026
Reserve for claims incurred but not reported (IBNR)	2,960,356	2,609,201	1,279,671	1,079,499	-	-	4,240,027	3,688,700
Unearned premium reserve	4,167,185	4,108,886	544,118	358,203	-	-	4,711,303	4,467,089
Complementary reserve for coverage	-	-	899,117	961,710	-	-	899,117	961,710
Reserve for unsettled claims	4,623,457	4,425,016	1,649,506	1,475,646	-	-	6,272,963	5,900,662
Reserve for financial surplus	-	-	533,169	531,032	-	-	533,169	531,032
Reserve for draws and redemptions	-	-	-	-	923,405	765,204	923,405	765,204
Other reserves	2,055,115	1,371,280	2,430,167	1,866,691	103,864	90,225	4,589,146	3,328,196
Total reserves	14,949,102	13,573,737	207,052,406	162,578,736	7,431,036	6,820,455	229,432,544	182,972,928

Bradesco  151

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Guarantees for technical provisions

	On March 31 - R$ thousand
	Insurance		Life and pension plans		Capitalization bonds		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Total technical provisions	14,949,102	13,573,737	207,052,406	162,578,736	7,431,036	6,820,455	229,432,544	182,972,928
(-) Commercialization surcharge – extended warranty	(207,653)	(259,715)	-	-	-	-	(207,653)	(259,715)
(-) Portion corresponding to contracted reinsurance	(831,490)	(985,211)	(38,771)	(28,599)	-	-	(870,261)	(1,013,810)
(-) Deposits retained at IRB and court deposits	-	(2,318)	-	-	-	-	-	(2,318)
(-) Receivables	(963,629)	(880,766)	-	-	-	-	(963,629)	(880,766)
(-) Unearned premium reserve – Health Insurance (3)	(1,190,172)	(1,112,112)	-	-	-	-	(1,190,172)	(1,112,112)
(-) Reserves from DPVAT agreements	(498,662)	(383,289)	-	-	-	-	(498,662)	(383,289)
To be insured	11,257,496	9,950,326	207,013,635	162,550,137	7,431,036	6,820,455	225,702,167	179,320,918

Investment fund quotas (VGBL and PGBL)	-	-	174,002,444	133,015,815	-	-	174,002,444	133,015,815
Investment fund quotas (excluding VGBL and PGBL)	7,130,019	6,476,488	24,620,629	19,805,820	2,568,345	1,356,959	34,318,993	27,639,267
Government securities	5,827,030	5,473,658	16,087,059	14,650,874	5,731,106	5,848,249	27,645,195	25,972,781
Shares	2,378	2,267	1,623,330	1,265,740	-	-	1,625,708	1,268,007
Private securities	108,078	110,562	161,595	163,527	39,707	43,804	309,380	317,893
Total technical provision guarantees	13,067,505	12,062,975	216,495,057	168,901,776	8,339,158	7,249,012	237,901,720	188,213,763

(1)  “Other reserves” - Insurance primarily refers to technical provisions of the “personal health” portfolio;
(2) “Other reserves” - Life and Pension Plan mainly includes the “Reserve for redemption and other amounts to be settled”, “Reserve for related expenses”; and
(3) Deduction set forth in Article 4 of ANS Normative Resolution No. 392/15.

152             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Insurance, pension plan contribution and capitalization bond retained premiums

	Accrued on March 31 - R$ thousand
	2017	2016
Written premiums	8,982,595	8,136,853
Pension plan contributions (including VGBL)	7,602,184	5,785,569
Capitalization bond income	1,446,268	1,343,005
Granted coinsurance premiums	(14,770)	(20,500)
Refunded premiums	(68,575)	(59,339)
Net written premiums	17,947,702	15,185,588
Reinsurance premiums paid	(53,150)	(73,497)
Insurance, pension plan and capitalization bond retained premiums	17,894,552	15,112,091

22)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On March 31 - R$ thousand
	2017	2016
Banco Bradesco BBI S.A.	16,670	14,216
Other (1)	470,411	407,499
Total	487,081	421,715

(1)  Primarily relates to the non-controlling interest in the subsidiary “Odontoprev”.

23)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On March 31
	2017 (1)	2016
Common shares	3,054,481,112	2,776,801,011
Preferred shares	3,054,480,793	2,776,800,721
Subtotal	6,108,961,905	5,553,601,732
Treasury (common shares)	(5,032,550)	(4,575,045)
Treasury (preferred shares)	(18,855,747)	(17,141,588)
Total outstanding shares	6,085,073,608	5,531,885,099

(1) Includes effect of bonus of shares of 10%.

b)   Transactions of capital stock involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2016	2,772,225,966	2,759,659,133	5,531,885,099
Increase of capital stock with issuing of shares – bonus of 10% (1)	277,680,101	277,680,072	555,360,173
Increase of shares in treasury – bonus of 10%	(457,505)	(1,714,159)	(2,171,664)
Number of outstanding shares as at March 31, 2017	3,049,448,562	3,035,625,046	6,085,073,608

(1) It will benefit the shareholders registered in the records of Bradesco on April 28, 2017.

In the Extraordinary General Meeting of March 10, 2017, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$51,100,000 thousand to R$59,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 555,360,173 new nominative-book entry shares, with no nominal value, whereby 277,680,101 are common and 277,680,072 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

Bradesco  153

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Interest on shareholders’ equity/dividends

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax (IRRF), in the calculation for mandatory dividends for the year under the Company’s Bylaws.

Interest on shareholders’ equity for the period ended March 31, 2017 is calculated as follows:

	R$ thousand	% (1)
Net income for the period	4,070,687
(-) Legal reserve	203,534
Adjusted calculation basis	3,867,153
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	1,844,886
Withholding income tax on interest on shareholders' equity	(276,733)
Interest on shareholders' equity (net) accumulated in 2017	1,568,153	40.55
Interest on shareholders' equity (net) accumulated in 2016	1,233,332	31.50

(1) Percentage of interest on shareholders’ equity after adjustments.

Interest on shareholders’ equity were paid or recognized in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/ recognized in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.051749	0.056924	273,240	40,986	232,254
Supplementary interest paid on own capital	0.223062	0.245369	1,177,739	176,661	1,001,078
Total accrued on March 31, 2016	0.274811	0.302293	1,450,979	217,647	1,233,332

Monthly interest on shareholders’ equity paid	0.051749	0.056924	300,551	45,083	255,468
Supplementary interest on shareholders’ equity provisioned	0.265905	0.292495	1,544,335	231,650	1,312,685
Total accrued on March 31, 2017	0.317654	0.349419	1,844,886	276,733	1,568,153

d)   Treasury shares

A total of 5,032,550 common shares and 18,855,747 preferred shares, with the share bonus effect of 10%, had been acquired, totaling R$440,514 thousand until March 31, 2017, and remain in treasury. The minimum, average and maximum cost per common share is R$19.34962, R$24.55863 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively. The fair value was R$32.05 per common share and R$32.38 per preferred share on March 31, 2017.

154             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

24)    FEE AND COMMISSION INCOME

	Accrued on March 31 - R$ thousand
	2017	2016
Credit card income	1,647,921	1,457,213
Checking account	1,599,786	1,362,939
Loans	730,995	655,517
Collections	478,303	399,448
Consortium management	369,496	277,756
Asset management	341,717	234,038
Custody and brokerage services	184,627	135,958
Underwriting/ Financial Advisory Services	180,260	162,328
Payments	107,939	96,770
Other	147,848	130,850
Total	5,788,892	4,912,817

25)    PAYROLL AND RELATED BENEFITS

	Accrued on March 31 - R$ thousand
	2017	2016
Salaries	2,177,118	1,668,606
Benefits	1,097,214	788,425
Social security charges	793,735	595,631
Employee profit sharing	374,095	356,734
Provision for labor claims	163,673	157,205
Training	30,051	16,534
Total	4,635,886	3,583,135

26)    OTHER ADMINISTRATIVE EXPENSES

	Accrued on March 31 - R$ thousand
	2017	2016
Outsourced services	1,225,014	1,048,819
Depreciation and amortization	653,748	536,592
Data processing	493,609	337,840
Communication	434,663	372,182
Rental	287,286	223,577
Asset maintenance	269,760	206,717
Financial system services	259,489	235,479
Security and surveillance	209,986	165,024
Transport	185,591	163,758
Advertising and marketing	140,453	191,097
Water, electricity and gas	112,475	101,379
Supplies	71,952	70,551
Travel	49,288	25,621
Other	252,218	225,246
Total	4,645,532	3,903,882

Bradesco  155

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

27)    TAX EXPENSES

	Accrued on March 31 - R$ thousand
	2017	2016
Contribution for Social Security Financing (COFINS)	1,123,355	1,214,791
Social Integration Program (PIS) contribution	185,013	199,494
Tax on Services (ISSQN)	168,373	145,331
Municipal Real Estate Tax (IPTU) expenses	61,260	47,167
Other	112,877	98,446
Total	1,650,878	1,705,229

28)    OTHER OPERATING INCOME

	Accrued on March 31 - R$ thousand
	2017	2016
Other interest income	506,132	619,063
Reversal of other operating provisions (1)	3,453,437	245,999
Revenues from recovery of charges and expenses	95,189	44,103
Gains on sale of goods	662	1,783
Other	547,849	536,076
Total	4,603,269	1,447,024

(1) In the first quarter of 2017, it includes: (i) reversal of generic provision for guarantees provided, encompassing sureties, guarantees, credit letters, and standby letter of credit, pursuant to Resolution No. 4,512/16 (Note 10h); and (ii) reversals of: (a) provision for tax risks regarding the PIS process, to offset overpaid amounts; and (b) provision for tax risks related to IRPJ/CSLL on credit losses (Note 18b V).

29)    OTHER OPERATING EXPENSES

	Accrued on March 31 - R$ thousand
	2017	2016
Other finance costs	1,417,081	1,236,218
Sundry losses	428,338	422,716
Discount granted	355,926	341,232
Commissions on loans and financing	253,436	287,331
Intangible assets amortization	249,941	228,517
Goodwill amortization (Note 15a)	586,206	32,530
Other (1)	1,833,126	1,247,853
Total	5,124,054	3,796,397

(1) In the 1st quarter of 2017, it includes a specific provision for guarantees provided, encompassing sureties, guarantees and credit letters, pursuant to Resolution No. 4,512/16.

30)    NON-OPERATING INCOME (LOSS)

	Accrued on March 31 - R$ thousand
	2017	2016
Gain/loss on sale and write-off of assets and investments (1)	(116,070)	98,908
Recording/reversal of non-operating provisions (2)	(46,238)	(59,714)
Other	29,382	56,498
Total	(132,926)	95,692

(1) In the 1st quarter of 2016, it includes the positive result in divestiture of the shares of Banco CBSS S.A.; and
(2) Represented mainly by an allowance for losses on non-use assets (BNDU).

156             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

31)    RELATED-PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)   Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	On March 31 - R$ thousand
	Controllers (1)		Joint control and associated companies (2)		Key management personnel (3)		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Assets
Interbank investments	-	-	564,496	386,106	-	-	564,496	386,106
Receivable from associated companies	-	-	2,292	2,429	-	-	2,292	2,429
Other assets	-	-	5,764	7,040	-	-	5,764	7,040
Liabilities
Demand deposits/Savings accounts	26	45	5,670	5,396	15,811	14,651	21,507	20,092
Time deposits	1,379,643	106,015	45,143	42,393	146,635	86,522	1,571,421	234,930
Securities sold under agreements to repurchase	735,234	1,574,878	414,772	1,477,833	14,613	23,701	1,164,619	3,076,412
Securities issued	5,966,822	5,412,063	-	-	866,208	665,203	6,833,030	6,077,266
Derivative financial instruments	27,540	-	-	-	-	-	27,540	-
Interest on own capital and dividends payable	591,351	455,889	-	-	-	-	591,351	455,889
Other liabilities	-	-	8,759	11,064	-	-	8,759	11,064

	Accrued on March 31 - R$ thousand
	Controllers (1)		Joint control and associated companies (2)		Key management personnel (3)		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Revenue from financial intermediation	-	-	16,118	12,742	-	-	16,118	12,742
Financial intermediation expenses	(254,062)	(250,853)	(13,582)	(24,175)	(26,455)	(22,912)	(294,099)	(297,940)
Income from services provided	-	-	100,383	81,514	-	-	100,383	81,514
Expenses in operations with derivatives	(6,859)	-	-	-	-	-	(6,859)	-
Other expenses net of other operating revenues	(640)	(598)	(56,413)	(62,417)	-	-	(57,053)	(63,015)

(1) Cidade de Deus Cia. Cial. de Participações, Fundação Bradesco, NCF Participações S.A., Titanium Holdings S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;
(2) Companies listed in Note 2; and
(3) Members of the Board of Directors and the Board of Executive Officers.

Bradesco  157

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Compensation for Key Management Personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2017, the maximum amount of R$466,400 thousand was set for Management compensation and R$486,400 thousand to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Bradesco, which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	Accrued on March 31 - R$ thousand
	2017	2016
Salaries	110,370	109,615
Total	110,370	109,615

Post-employment benefits

	Accrued on March 31 - R$ thousand
	2017	2016
Defined contribution supplementary pension plans	101,339	54,306
Total	101,339	54,306

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On March 31
	2017	2016
● Common shares	0.68%	0.60%
● Preferred shares	1.13%	1.08%
● Total shares (1)	0.91%	0.84%

(1) On March 31, 2017, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 3.13% of common shares, 1.17% of preferred shares and 2.15% of all shares.

158             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

32)    FINANCIAL INSTRUMENTS

Below is the statement of financial position by currency

	On March 31 - R$ thousand
	2017			2016
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	1,159,038,632	1,089,409,138	69,629,494	88,926,130
Funds available	11,831,164	9,603,838	2,227,326	10,544,002
Interbank investments	188,007,983	186,182,329	1,825,654	3,343,396
Securities and derivative financial instruments	448,510,341	434,129,391	14,380,950	16,905,627
Interbank and interdepartmental accounts	63,595,452	63,595,452	-	-
Loan and leasing	302,456,158	268,373,871	34,082,287	42,442,850
Other receivables and assets	144,637,534	127,524,257	17,113,277	15,690,255
Permanent assets	30,342,236	30,303,784	38,452	63,579
Investments	7,302,621	7,302,621	-	15,040
Premises and equipment and leased assets	7,567,273	7,543,120	24,153	24,333
Intangible assets	15,472,342	15,458,043	14,299	24,206
Total	1,189,380,868	1,119,712,922	69,667,946	88,989,709

Liabilities
Current and long-term liabilities	1,083,909,165	1,010,868,006	73,041,159	94,269,154
Deposits	235,455,338	216,161,544	19,293,794	24,688,850
Securities sold under agreements to repurchase	254,779,526	246,710,540	8,068,986	3,508,499
Funds from issuance of securities	140,302,853	137,336,254	2,966,599	8,921,162
Interbank and interdepartmental accounts	5,754,621	2,647,699	3,106,922	3,022,089
Borrowing and on-lending	56,417,438	34,608,867	21,808,571	27,587,314
Derivative financial instruments	15,705,212	15,389,328	315,884	895,636
Technical provision for insurance, pension plans and capitalization bonds	229,432,544	229,431,855	689	797
Other liabilities:
- Subordinated debts	50,845,628	39,871,651	10,973,977	12,314,567
- Others	95,216,005	88,710,268	6,505,737	13,330,240
Deferred income	426,172	426,172	-	-
Non-controlling interests in subsidiaries	487,081	487,081	-	-
Shareholders’ equity	104,558,450	104,558,450	-	-
Total	1,189,380,868	1,116,339,709	73,041,159	94,269,154

Net position of assets and liabilities			(3,373,213)	(5,279,445)
Net position of derivatives (2)			(44,306,742)	(45,753,512)
Other net off-balance-sheet accounts (3)			380,378	103,956
Net exchange position (liability)			(47,299,577)	(50,929,001)

(1) Amounts originally recognized and/or indexed mainly in USD;
(2) Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and
(3) Other commitments recognized in off-balance-sheet accounts.

Bradesco  159

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

VaR Internal Model – Trading Portfolio

The Trading Portfolio is composed of all the operations made with financial instruments, including derivatives, retained for negotiation or destined to hedge other instruments of the portfolio itself, and that are not subject to the limitation of their negotiability. The operations detained for negotiation are those destined for resale, to obtain benefits based on the variation of effective or expected prices, or for arbitrage.

Below is the 1-day VaR:

Risk factors	On March 31 - R$ thousand
	2017	2016
Fixed rates	12,563	13,145
IGPM/IPCA	976	1,114
Exchange coupon	1,007	924
Foreign currency	977	1,874
Variable income	572	-
Sovereign/Eurobonds and Treasuries	4,072	3,947
Other	2	7
Correlation/diversification effect	(4,908)	(4,807)
VaR (Value at Risk)	15,261	16,204

Amounts net of tax.

Sensitivity analysis

The Trading Portfolio is also monitored through daily sensitivity analyses that measure the effect of market movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

Sensitivity analyses were carried out based on scenarios prepared at the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$3.14 a scenario of R$3.17 was used, while for a 1-year fixed interest rate of 9.66%, a 9.67% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.14 a scenario of R$3.92 was used, while for a 1-year fixed interest rate of 9.66%, a 12.08% scenario was applied. The scenarios for other risk factors also accounted for 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$3.14 a scenario of R$4.70 was used, while for a 1-year fixed interest rate of 9.66%, a 14.50% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results presented reveal the impacts for each scenario in a static position of the portfolio. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Top Management. Therefore, where there are indicators of deterioration in certain positions, proactive measures are taken to minimize any potential negative impact and maximize the risk/return ratio for the Organization.

160             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		On March 31 - R$ thousand
		Trading Portfolio (1)
		2017			2016
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(801)	(190,706)	(374,174)	(536)	(179,590)	(349,928)
Price indexes	Exposure subject to variations in price index coupon rates	(52)	(6,637)	(12,743)	(42)	(6,317)	(11,955)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(14)	(749)	(1,467)	(18)	(1,578)	(3,116)
Foreign currency	Exposure subject to exchange rate variations	(460)	(11,489)	(22,979)	(661)	(16,529)	(33,059)
Equities	Exposure subject to variation in stock prices	(167)	(6,566)	(4,572)	-	-	-
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(284)	(12,261)	(24,432)	(122)	(4,051)	(8,085)
Other	Exposure not classified in other definitions	-	(30)	(60)	-	-	(1)
Total excluding correlation of risk factors		(1,778)	(228,438)	(440,427)	(1,379)	(208,065)	(406,144)
Total including correlation of risk factors		(1,010)	(197,939)	(390,333)	(652)	(172,109)	(335,149)

(1) Amounts net of tax.

Bradesco  161

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Presented below are the impacts of the financial exposures also considering the Banking Portfolio (composed of operations not classified in the Trading Portfolio, originating from other business of the Organization and their respective hedges).

Sensitivity Analysis – Trading and Banking Portfolios

		On March 31 - R$ thousand
		Trading and Banking Portfolios (1)
		2017			2016
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(9,861)	(2,588,771)	(5,026,570)	(4,505)	(1,428,765)	(2,828,529)
Price indexes	Exposure subject to variations in price index coupon rates	(6,152)	(714,043)	(1,288,198)	(8,901)	(1,355,405)	(2,532,483)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(533)	(40,481)	(78,230)	(655)	(86,350)	(160,283)
Foreign currency	Exposure subject to exchange rate variations	(3,099)	(77,450)	(154,900)	(3,153)	(78,815)	(157,629)
Equities	Exposure subject to variation in stock prices	(16,016)	(398,125)	(805,384)	(12,399)	(309,972)	(619,945)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,772)	(47,070)	(94,672)	(1,992)	(59,991)	(118,201)
Other	Exposure not classified in other definitions	(16)	(406)	(812)	(851)	(21,265)	(42,531)
Total excluding correlation of risk factors		(37,449)	(3,866,346)	(7,448,766)	(32,456)	(3,340,563)	(6,459,601)
Total including correlation of risk factors		(23,737)	(3,221,829)	(6,222,763)	(19,473)	(2,693,363)	(5,211,388)

(1) Amounts net of tax.

162             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

The statement of financial position by maturity is as follows:

	On March 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	664,542,667	94,431,181	61,773,175	338,291,609	-	1,159,038,632
Funds available	11,831,164	-	-	-	-	11,831,164
Interbank investments (1)	182,906,919	3,315,818	1,368,228	417,018	-	188,007,983
Securities and derivative financial instruments (1) (2)	325,094,032	5,244,365	2,238,772	115,933,172	-	448,510,341
Interbank and interdepartmental accounts	62,736,257	66,844	-	792,351	-	63,595,452
Loan and leasing	27,647,015	65,624,813	46,852,973	162,331,357	-	302,456,158
Other receivables and assets	54,327,280	20,179,341	11,313,202	58,817,711	-	144,637,534
Permanent assets	360,258	1,795,924	2,044,546	17,984,556	8,156,952	30,342,236
Investments	-	-	-	-	7,302,621	7,302,621
Premises and equipment	104,520	522,598	627,117	5,458,707	854,331	7,567,273
Intangible assets	255,738	1,273,326	1,417,429	12,525,849	-	15,472,342
Total in March 31, 2017	664,902,925	96,227,105	63,817,721	356,276,165	8,156,952	1,189,380,868
Total in March 31, 2016	533,632,053	85,888,723	56,943,418	340,887,574	6,622,470	1,023,974,238

Liabilities
Current and long-term liabilities	610,964,461	121,801,849	84,138,839	267,004,016	-	1,083,909,165
Deposits (3)	133,704,439	16,489,220	8,489,672	76,772,007	-	235,455,338
Securities sold under agreements to repurchase (1)	191,534,391	28,219,635	17,868,381	17,157,119	-	254,779,526
Funds from issuance of securities	8,834,992	45,087,078	36,547,494	49,833,289	-	140,302,853
Interbank and interdepartmental accounts	5,754,621	-	-	-	-	5,754,621
Borrowing and on-lending	3,219,387	16,285,274	10,670,612	26,242,165	-	56,417,438
Derivative financial instruments	14,732,454	451,346	303,459	217,953	-	15,705,212
Technical provisions for insurance, pension plans and capitalization bonds (3)	190,518,710	6,486,915	3,595,213	28,831,706	-	229,432,544
Other liabilities:
- Subordinated debts	290,278	7,747,266	4,768,172	38,039,912	-	50,845,628
- Others	62,375,189	1,035,115	1,895,836	29,909,865	-	95,216,005
Deferred income	426,172	-	-	-	-	426,172
Non-controlling interests in subsidiaries	-	-	-	-	487,081	487,081
Shareholders’ equity	-	-	-	-	104,558,450	104,558,450
Total in March 31, 2017	611,390,633	121,801,849	84,138,839	267,004,016	105,045,531	1,189,380,868
Total in March 31, 2016	497,205,275	95,819,544	67,736,613	269,460,963	93,751,843	1,023,974,238

Net assets accumulated on March 31, 2017	53,512,292	27,937,548	7,616,430	96,888,579
Net assets accumulated on March 31, 2016	36,426,778	26,495,957	15,702,762	87,129,373

(1) Repurchase agreements are classified according to the maturity of the transactions;
(2) Investments in investment funds are classified as 1 to 30 days; and
(3) Demand and savings deposits and technical provisions for insurance, pension plans and capitalization bonds comprising “VGBL” and “PGBL” products are classified as 1 to 30 days, without considering average historical turnover.

Bradesco  163

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On March 31 - R$ thousand
	Prudential Conglomerate
	2017	2016
Tier I capital	73,122,571	76,704,327
Common equity	67,915,450	76,704,327
Shareholders’ equity	104,558,450	93,330,128
Non-controlling interests / Other	33,639	-
Prudential adjustments (1)	(36,676,639)	(16,625,801)
Additional capital	5,207,121	-
Tier II capital	19,797,079	23,748,161
Subordinated debts (Resolution No. 4,192/13)	10,146,950	7,022,720
Subordinated debts (previous to CMN Resolution No. 4,192/13)	9,650,129	16,725,441
Reference Equity (a)	92,919,650	100,452,488

- Credit risk	546,209,857	543,259,586
- Market risk	13,097,005	13,995,855
- Operational risk	48,156,699	38,501,528
Risk-weighted assets – RWA (b)	607,463,561	595,756,969

Basel ratio (a/b)	15.3%	16.9%
Tier I capital	12.0%	12.9%
- Principal capital	11.2%	12.9%
- Additional Capital	0.8%	-
Tier II capital	3.3%	4.0%

(1) As from January 2017, the factor applied to prudential adjustments went from 60% to 80%, according to the timeline for application of deductions of prudential adjustments, defined in Article 11 of Resolution No. 4,192/13;

a)   Capital Management

The Basel Index is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks. The table above shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

164             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Fair value

The book value, net of loss provisions of the principal financial instruments is shown below:

Portfolio	On March 31 - R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement		In shareholders’ equity
	2017		2017	2016	2017	2016
Securities and derivative financial instruments (Notes 3e, 3f and 8)	448,510,341	452,095,257	5,703,465	(4,265,990)	3,584,916	(335,063)
- Adjustment of available-for-sale securities (Note 8bII)			2,118,549	(3,930,927)	-	-
- Adjustment of held-to-maturity securities (Note 8c item 4)			3,584,916	(335,063)	3,584,916	(335,063)
Loan and leasing (Notes 2, 3g and 10) (1)	381,367,538	376,431,260	(4,936,278)	(6,034,246)	(4,936,278)	(6,034,246)
Investments (Notes 3j and 13) (2)	7,302,621	30,283,040	22,980,419	23,059,668	22,980,419	23,059,668
Treasury shares (Note 23d)	440,514	701,675	-	-	261,161	106,432
Time deposits (Notes 3n and 16a)	109,966,922	109,629,624	337,298	510,200	337,298	510,200
Funds from issuance of securities (Note 16c)	140,302,853	140,240,648	62,205	(205,189)	62,205	(205,189)
Borrowing and on-lending (Notes 17a and 17b)	56,417,438	56,682,745	(265,307)	623,022	(265,307)	623,022
Subordinated debts (Note 19)	50,845,628	51,406,000	(560,372)	(590,374)	(560,372)	(590,374)
Unrealized gains excluding tax			23,321,430	13,097,091	21,464,042	17,134,450

(1) Includes advances on foreign exchange contracts, leases and other receivables with lending characteristics; and
(2) Primarily includes the surplus of interest in subsidiaries, associates and jointly controlled companies (Cielo, Odontoprev and Fleury).

Determination of the fair value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price at the reporting date. If no quoted market price is available, amounts are estimated based on the dealer quotations, pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loans were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features. These rates are consistent with the market at the reporting date; and

•       Time deposits, funds from issuance of securities, borrowing and on-lending were calculated by discounting the difference between the cash flows under the contract terms and our prevailing market rates for the same product at the reporting date.

Bradesco  165

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

33)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases (related to the former employees of Baneb).

Bradesco’s sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

With the acquisition of HSBC Bank Brasil S.A. (current Kirton Bank Brasil S.A.), the open pension plan, which was offered to employees of that institution, in the modality of defined contribution, has been discontinued. From October 2016, the employees transferred can adhere to the Pension Plan offered to the employees of Bradesco.

Kirton Bank Brasil S.A., Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Kirton Corretora de Títulos e Valores Mobiliários S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA to employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors to its employees the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev)), both managed by MultiBRA – Pension Fund.

Banco Losango S.A., Kirton Bank Brasil S.A. and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, Losango I – Supplementary Part and PREVMAIS Losango Plan, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco also took on the obligations of Kirton Bank Brasil S.A. with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A.

Bradesco, in its offices abroad, provides pension plans for its employees and administrators, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Expenses related to contributions made during the first quarter of 2017 totaled R$ 223,803 thousand (R$ 137,171 thousand in 2016).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled R$1,127,265 thousand in the first quarter of 2017 (R$804,959 thousand in 2016).

166             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

34)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	Accrued on March 31 - R$ thousand
	2017	2016
Income before income tax and social contribution	6,923,295	10,333,648
Total burden of income tax and social contribution at the current rates (1)	(3,115,483)	(4,650,142)
Effect on the tax calculation:
Earnings (losses) of affiliates and jointly controlled companies	192,841	182,549
Net non-deductible expenses of nontaxable income	(22,370)	(22,814)
Interest on shareholders’ equity (paid and payable)	830,199	652,941
Other amounts (2)	(701,982)	(2,340,560)
Income tax and social contribution for the period	(2,816,795)	(6,178,026)

(1) Current rates: (i) 25% for income tax; (ii) 15% for the social contribution to financial and companies treated as such, including the insurance segment, and 20%, from September 2015 to December 2018, in accordance with Law No. 13,169/15; and (iii) of 9% for the other companies (Note 3h); and
(2) Includes, basically: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of social contribution in relation to the rate (45%) shown; and (iii) the deduction incentives.

b)   Breakdown of income tax and social contribution in the statement of income

	Accrued on March 31 - R$ thousand
	2017	2016
Current taxes:
Income tax and social contribution payable	(4,055,415)	(5,561,631)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	2,134,850	663,850
Use of opening balances of:
Social contribution loss	(430,200)	(742,318)
Income tax loss	(528,233)	(956,005)
Constitution in the period on:
Social contribution loss	26,485	178,667
Income tax loss	35,718	239,411
Total deferred tax assets	1,238,620	(616,395)
Income tax and social contribution for the period	(2,816,795)	(6,178,026)

Bradesco  167

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12/31/2016	Amount recorded	Amount realized	Balance on 03/31/2017
Allowance for loan losses	25,816,235	3,301,470	1,431,352	27,686,353
Civil provisions	2,208,008	233,410	180,736	2,260,682
Tax provisions	3,035,395	81,978	176,110	2,941,263
Labor provisions	2,107,829	180,152	105,257	2,182,724
Provision for devaluation of securities and investments	515,339	51,535	67,854	499,020
Provision for devaluation of foreclosed assets	539,220	70,723	50,035	559,908
Adjustment to fair value of trading securities	4,884,247	81,087	112,115	4,853,219
Amortization of goodwill	481,502	13,552	5,800	489,254
Provision for interest on own capital (1)	-	689,096	-	689,096
Other	4,464,555	1,465,704	1,904,598	4,025,661
Total deductible taxes on temporary differences	44,052,330	6,168,707	4,033,857	46,187,180
Income tax and social contribution losses in Brazil and overseas	5,595,729	62,203	958,433	4,699,499
Subtotal (2)	49,648,059	6,230,910	4,992,290	50,886,679
Adjustment to fair value of available-for-sale securities (2)	1,307,542	49,581	837,413	519,710
Total deferred tax assets (Note 11b)	50,955,601	6,280,491	5,829,703	51,406,389
Deferred tax liabilities (Note 34f)	3,277,050	907,099	305,916	3,878,233
Deferred tax assets, net of deferred tax liabilities	47,678,551	5,373,392	5,523,787	47,528,156
- Percentage of net deferred tax assets on capital (Note 32)	47.1%			51.2%
- Percentage of net deferred tax assets over total assets	4.6%			4.0%

(1) Tax credit on interest on shareholders’ equity is calculated up to the tax limit allowed; and
(2) Deferred tax assets from financial companies and similar companies, and insurance companies were calculated considering the increase in the social contribution rate, determined by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h). With regard to the temporary effects produced by the adoption of Law no. 13,169/15, which raised the rate of the social contribution to 20%, the respective tax credits, in September 2015, were calculated based on the expected implementation at the time.

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2017	5,292,290	3,331,312	99,794	69,252	8,792,648
2018	6,758,502	4,923,217	304,855	438,205	12,424,779
2019	6,743,273	4,250,716	457,543	208,773	11,660,305
2020	5,483,644	2,962,405	118,365	230,455	8,794,869
2021	2,037,592	1,221,287	1,167,734	770,319	5,196,932
After 2021	1,766,375	1,416,567	288,846	545,358	4,017,146
Total	28,081,676	18,105,504	2,437,137	2,262,362	50,886,679

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

On March 31, 2017, the present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$47,626,390 thousand (R$40,620,012 thousand in 2016), of which: R$ 43,357,124 thousand (2016 - R$ 36,637,386 thousand) of temporary differences; R$4,269,266 thousand (R$ 3,872,045 thousand in 2016) to tax losses and negative basis of social contribution and (R$110,581 thousand in 2016) to deferred social contribution, Provisional Measure No. 2,158-35.

168             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

e)   Unrecognized deferred tax assets

On March 31, 2017, deferred tax assets of R$20,672  thousand (R$19,631  thousand in 2016) were not recognized, and will only be registered when they meet the regulatory requirements and/or present prospects of realization according to technical studies and analyses prepared by the Management and in accordance with Bacen regulations.

f)    Deferred tax liabilities

	On March 31 - R$ thousand
	2017	2016
Fair value adjustment to securities and derivative financial instruments	1,399,384	1,048,345
Difference in depreciation	348,870	560,938
Judicial deposit and others	2,129,979	1,924,430
Total	3,878,233	3,533,713

The deferred tax liabilities of companies in the financial and insurance sectors were established considering the increased social contribution rate, established by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

35)    OTHER INFORMATION

a)   The Organization manages investment funds and portfolios with net assets which, on March 31, 2017, amounted to R$ 786,139,579 thousand (R$596,439,933 thousand in 2016).

b)   Consortium funds

	On March 31 - R$ thousand
	2017	2016
Monthly estimate of funds receivable from consortium members	596,419	504,804
Contributions payable by the group	29,952,349	24,265,997
Consortium members - assets to be included	26,301,008	21,804,335
Credits available to consortium members	5,673,320	4,648,826

	In units
	2017	2016
Number of groups managed	3,684	3,579
Number of active consortium members	1,375,356	1,212,300
Number of assets to be included	642,464	575,237

c)     As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN. The accounting standards which have been approved by CMN include the following:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Conceptual Framework for Preparing and Presenting Financial Statements; and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33).

Bradesco  169

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

CMN Resolution No. 3,786/09 and Circular Letters No. 3,472/09 and No. 3,516/10 establish that financial institutions and other entities authorized by Bacen to operate, which are publicly-held companies or which are required to establish an Audit Committee shall, since December 31, 2010, annually prepare and publish in up to 90 days after the reference date of December 31 their consolidated financial statements, prepared under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). As required by Resolution, on February 24, 2017, Bradesco published its consolidated financial statements for December 31, 2015 and 2016 on its website, in accordance with IFRS.

d)    In the first quarter of 2017, seeking to reduce the costs of Financial Institutions regarding compulsory deposit requirements, Bacen simplified its rules, as follows:

Description	Standard before amendment	Amended standard
Demand deposits

Up to May 5, 2017, the compulsory deposit collection shall begin on the Wednesday of the week following the end of the calculation period and end on the Tuesday of the second subsequent week (period of 10 business days).

As of May 8, 2017, the compulsory deposit collection period will begin on Monday of the second week following the end of the calculation period, and will end on the Friday of the following week (period of 10 business days).

Time Deposits

Up to May 5, 2017, compulsory collection begins on the Friday of the week following the end of the calculation period, or on the next business day, if Friday is not a business day, and ends on the following Thursday.

As of May 8, 2017, the compulsory deposit collection period will begin on Monday of the second week following the end of the calculation period, and will end on the Friday of the following week.
	Up to May 5, 2017, the additional rate for compulsory deposit collection on time deposits is 11%. The normal rate for compulsory deposit collection on time deposits is 25%.	As of May 8, 2017, the rate for compulsory deposit collection on time deposits will be unified to 36%, i.e., there will be no additional rate.

Up to May 5, 2017, the percentages deducted from the calculation basis are as follows:

- R$ 3 billion for financial institutions with RE lower than R$ 2 billion;

- R$ 2 billion for financial institutions with RE between R$ 2 billion and R$ 5 billion, and

- R$ 1 billion for financial institutions with RE between R$ 5 billion and R$ 7 billion.

As of May 8, 2017, the percentages deducted from the calculation basis are as follows:

- R$ 3 billion for financial institutions with RE lower than R$ 3 billion;

- R$ 2 billion for financial institutions with RE between R$ 3 billion and R$ 10 billion, and

- R$ 1 billion for financial institutions with RE between R$ 10 billion and R$ 15 billion.

Deduction for Time Deposits	Up to February 2, 2017, compliance was assured with deduction of financial bills; acquisitions of assignments, vehicles and motorcycles.

The “time base value”* was established as a reduction as of February 3, 2017, as follows:

I - 100% of the “time base value” up to the period beginning on 12.29.2017;

II - 50% of the “time base value” in the period from January 1, 2018 to December 28, 2018, and

III - 30% "of the “time base value” in the period from December 31, 2018 to December 27, 2019.

Deductions are no longer allowed for new purchases as of February 3, 2017.

* the “time base value” corresponds to the amount of deduction considered for compliance on January 20, 2017.

Deduction for demand deposits	Up to February 21, 2017, the compliance was assured with deduction of financing granted according to Law 12,096/09 (Export Credit Notes - NCE).

The “demand base value”* was established as a reduction as of February 22, 2017, as follows:

I - 100% of the “demand base value” up to the period beginning on December 29, 2017;

II - 50% of the “demand base value” in the period from January 2, 2018 to December 28, 2018;

III - 30% of the “demand base value” in the period from December 31, 2018 to December 27, 2019, and

IV - 0% as of December 30, 2019.

* “demand base value” corresponds to the amount of deduction considered for compliance on January 25, 2017.

e)     In August, 2015, Bradesco finalized the Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited to the acquisition of 100% of the equity of HSBC Bank Brasil S.A. (“HSBC Bank”) and HSBC Serviços e Participações Ltda. (“HSBC Serviços”). In June 2016, the final approval of regulatory agencies was given in compliance with legal formalities. With the conclusion of the acquisition, in July 2016, Bradesco assumed all operations of the HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients.

170             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

We have presented below the composition of the values of the acquisition of HSBC Bank and HSBC Serviços:

R$ thousand
Payment to HSBC Latin America Holding Limited, net of adjustment after closure (1)	15,665,367
Costs incurred in the acquisition, related to the foreign currency hedge (2)	1,623,103
Total cost of acquisition	17,288,470

(1) Considers the IOF collection, and withholding Income Tax; and
(2) Hired with the objective of protecting the effects of exchange rate variation of the firm commitment (Note 8d).

The financial statements of HSBC Bank and HSBC Serviços were, at the date of acquisition, adjusted by the accounting policies adopted by Bradesco.

In December 2016, Bradesco, based on a study report on purchase price allocation ("PPA"), prepared by a contracted specialized and independent company, made the initial allocation of the fair value of assets acquired and liabilities assumed by HSBC Brasil.

The value of the investment recognized by Bradesco includes goodwill in the acquisition of shares in the amount of R$4,221,787 thousand, as follows:

R$ thousand
Shareholders’ equity acquired (I)	7,639,301
Fair value of assets acquired and liabilities assumed (II)	1,655,708
Intangible assets acquired (III)	3,771,674
Goodwill in the acquisition of the "HSBC Bank" and "HSBC Serviços" investments	4,221,787
Total of the acquired values	17,288,470

I)    Considers the sum of shareholders’ equity of HSBC Bank and HSBC Serviços adjusted by the accounting criteria of Bradesco;

II)   Refers to the allocation of the following fair values: (i) credit operations, net of PDD of R$1,133,985 thousand (term between 1 to 5 years); (ii) debt instruments of (R$64,701 thousand) (term of up to 1 year); (iii) fixed assets of R$573,061 thousand (term of up to 25 years); and (iv) bonds and securities of R$13,363 thousand (term of 34 years), totaling R$1,655,708 thousand; and

III) Refers to the allocation of the following intangible assets: (i) relationship with clients of R$1,799,226 thousand (term of 6 years); (ii) core deposits, of R$1,601,970 thousand (term of 6 years) (iii) Value of Business Acquired “VOBA” (Insurance), of R$316,278 thousand (term between 2 to 28 years); (iv) agreements not to compete with sellers, of R$29,068 thousand (term of 2 years); (v) softwares, of (R$70,387 thousand) (term of up to 5 years); and (vi) other intangible assets, of R$95,519 thousand (term between 2 to 5 years), totaling R$3,771,674 thousand.

In July 2016, there was a total division of HSBC Serviços, with version of equity tranches for HSBC Bank and Credival Participações, Administração e Assessoria Ltda. (Credival), wholly owned subsidiary of HSBC Bank.

In October 2016, approval was granted in an Extraordinary General Meeting for the partial spin-off of HSBC Brasil, through the absorption of portions of its equity by companies of the Organization, enabling progress with the integration of operational and technological platforms, resulting in the replacement of the HSBC brand in its service network, becoming Bradesco. Thus, Bradesco began to operate with a unified platform (branches, ATMs, and systems), to which all clients have access to. From now on, Bradesco will add to the products and services already offered to HSBC Brasil clients, a nationwide service network, a state-of-the-art technology platform, and an even more extensive portfolio of products and services.

Bradesco  171

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

f)      In October 2016, Bradesco Seguros S.A. ("Bradesco Seguros") and Swiss Re Corporate Solutions Ltd. ("Swiss Re Corso") signed a deal whereby: (i) Swiss Re Corporate Solutions Brasil Seguros S/A

("Swiss Re Corporate Solutions Brasil") will assume the insurance operations of P&C (Property and Casualty) and of transport of Bradesco Seguros ("Large Risks Insurance"), to have exclusive access to Bradesco clients to exploit the marketing of Large Risks Insurance; and (ii) Bradesco Seguros will hold an equity interest of 40% in Swiss Re Corporate Solutions Brasil and the other 60% interest will remain with its controlling shareholder Swiss Re Corso. The transaction is subject to approval by the competent authorities and other contractual terms commonly used for this type of transaction.

g)    There were no subsequent events that need to be adjusted or disclosed in the consolidated financial statements as of March 31, 2017.

172             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Management Bodies

Reference date: April 25, 2017

Board of Directors	Directors	Integrated Risk Management Committee
	Albert Adell Roso	and Capital Allocation
Chairman	Alexandre Cesar Pinheiro Quercia	Alexandre da Silva Glüher - Coordinator
Lázaro de Mello Brandão	Antonio Chinellato Neto	José Alcides Munhoz
	Antonio Daissuke Tokuriki	Aurélio Conrado Boni
Vice-Chairman	Antranik Haroutiounian	Domingos Figueiredo de Abreu
Luiz Carlos Trabuco Cappi	Carlos Henrique Villela Pedras	Josué Augusto Pancini
	Carlos Leibowicz	Maurício Machado de Minas
Members	Edilson Dias dos Reis	Marcelo de Araújo Noronha
Denise Aguiar Alvarez	Edmir José Domingues	André Rodrigues Cano
João Aguiar Alvarez	Fernando Freiberger	Luiz Carlos Angelotti
Carlos Alberto Rodrigues Guilherme	Fernando Honorato Barbosa	Moacir Nachbar Junior
Milton Matsumoto	Gilvandro Matos da Silva	Gedson Oliveira Santos
José Alcides Munhoz	Jefferson Ricardo Romon
Aurélio Conrado Boni	Juliano Ribeiro Marcílio	Succession Planning and Nomination
	Manoel Guedes de Araújo Neto	Committee
Board	Paulo Eduardo Waack	Lázaro de Mello Brandão - Coordinator
Executive Officers		Luiz Carlos Trabuco Cappi
Chief Executive Officer	Regional Officers	Carlos Alberto Rodrigues Guilherme
Luiz Carlos Trabuco Cappi	Ademir Aparecido Correa Junior	Milton Matsumoto
	Alberto do Nascimento Lemos	André Rodrigues Cano
Executive Vice-Presidents	Almir Rocha	Glaucimar Peticov
Domingos Figueiredo de Abreu	Altair Naumann
Alexandre da Silva Glüher	Amadeu Emilio Suter Neto	Sustainability Committee
Josué Augusto Pancini	André Ferreira Gomes	Luiz Carlos Angelotti - Coordinator
Maurício Machado de Minas	Antonio Piovesan	Luiz Carlos Trabuco Cappi
Marcelo de Araújo Noronha	Carlos Alberto Alástico	Carlos Alberto Rodrigues Guilherme
André Rodrigues Cano	César Cabús Berenguer Silvany	Milton Matsumoto
	Delvair Fidêncio de Lima	Aurélio Conrado Boni
Managing Directors	Francisco Aquilino Pontes Gadelha	Domingos Figueiredo de Abreu
Luiz Carlos Angelotti	Francisco Assis da Silveira Junior	Alexandre da Silva Glüher
Nilton Pelegrino Nogueira	Geraldo Dias Pacheco	Josué Augusto Pancini
André Marcelo da Silva Prado	João Alexandre Silva	Maurício Machado de Minas
Denise Pauli Pavarina	João Pedro da Silva Villela	Marcelo de Araújo Noronha
Moacir Nachbar Junior	Joel Queiroz de Lima	André Rodrigues Cano
Octavio de Lazari Junior	José Flávio Ferreira Clemente	Nilton Pelegrino Nogueira
Cassiano Ricardo Scarpelli	José Roberto Guzela	Denise Pauli Pavarina
Eurico Ramos Fabri	Luiz Benoni Passini	Moacir Nachbar Junior
Renato Ejnisman	Nelson Veiga Neto	Octavio de Lazari Junior
Walkiria Schirrmeister Marchetti	Osmar Sanches Biscuola	Marlos Francisco de Souza Araujo
Rômulo de Mello Dias	Paulo Roberto Andrade de Aguiar	Randal Luiz Zanetti

Deputy Directors	Audit Committee	Executive Disclosure Committee
Aurélio Guido Pagani	Milton Matsumoto - Coordinator	Alexandre da Silva Glüher - Coordinator
Guilherme Muller Leal	Paulo Roberto Simões da Cunha	Domingos Figueiredo de Abreu
Luiz Carlos Brandão Cavalcanti Junior	Wilson Antonio Salmeron Gutierrez	André Rodrigues Cano
Rogério Pedro Câmara		Luiz Carlos Angelotti
João Carlos Gomes da Silva	Compensation Committee	Moacir Nachbar Junior
	Lázaro de Mello Brandão - Coordinator	Antonio José da Barbara
Department Directors	Luiz Carlos Trabuco Cappi	Carlos Wagner Firetti
Amilton Nieto	Carlos Alberto Rodrigues Guilherme	Marcos Aparecido Galende
André Bernardino da Cruz Filho	Milton Matsumoto	Marcelo Santos Dall’Occo
Antonio Carlos Melhado	Valdirene Soares Secato (non-Manager)	Marlos Francisco de Souza Araujo
Antonio Gualberto Diniz		Haydewaldo R. Chamberlain da Costa
Antonio José da Barbara	Compliance and Internal Control Committee
Bruno D’Avila Melo Boetger	Milton Matsumoto - Coordinator	Fiscal Council
Carlos Wagner Firetti	Carlos Alberto Rodrigues Guilherme	Sitting Members
Clayton Camacho	Aurélio Conrado Boni	Ariovaldo Pereira - Coordinator
Edilson Wiggers	Domingos Figueiredo de Abreu	Domingos Aparecido Maia
Edson Marcelo Moreto	Alexandre da Silva Glüher	José Maria Soares Nunes
Fernando Antônio Tenório	Josué Augusto Pancini	João Carlos de Oliveira
Frederico William Wolf	Maurício Machado de Minas	Walter Luis Bernardes Albertoni
Gedson Oliveira Santos	Marcelo de Araújo Noronha
Glaucimar Peticov	André Rodrigues Cano	Deputy Members
Hiroshi Obuchi	Moacir Nachbar Junior	Jorge Tadeu Pinto de Figueiredo
João Albino Winkelmann	Clayton Camacho	Nilson Pinhal
Joel Antonio Scalabrini	Frederico William Wolf	Renaud Roberto Teixeira
José Luis Elias	Gedson Oliveira Santos	João Sabino
José Ramos Rocha Neto	Joel Antonio Scalabrini	Reginaldo Ferreira Alexandre
Layette Lamartine Azevedo Júnior
Leandro José Diniz	Ethical Conduct Committee	Ombudsman Department
Lucio Rideki Takahama	Milton Matsumoto - Coordinator	Nairo José Martinelli Vidal Júnior - Ombudsman
Marcelo Frontini	Carlos Alberto Rodrigues Guilherme
Marcelo Santos Dall’Occo	Domingos Figueiredo de Abreu
Marcio Henrique Araujo Parizotto	Alexandre da Silva Glüher
Marcos Aparecido Galende	Josué Augusto Pancini
Marlos Francisco de Souza Araujo	Maurício Machado de Minas
Mauricio Gomes Maciel	Marcelo de Araújo Noronha
Paulo Aparecido dos Santos	André Rodrigues Cano
Paulo Manuel Taveira de Oliveira Ferreira	André Marcelo da Silva Prado
Roberto de Jesus Paris	Denise Pauli Pavarina
Waldemar Ruggiero Júnior	Moacir Nachbar Junior
Wilson Reginaldo Martins	Octavio de Lazari Junior
Randal Luiz Zanetti
Clayton Camacho
Frederico William Wolf
Gedson Oliveira Santos
	Glaucimar Peticov	General Accounting Department
	Joel Antonio Scalabrini	Marcos Aparecido Galende
	Nairo José Martinelli Vidal Júnior	Accountant - CRC 1SP201309/O-6

Bradesco  173

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Independent Auditors' Report on the Consolidated Financial Statements

To the Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco - SP

Introduction

We have reviewed the consolidated statement of financial position of Banco Bradesco S.A. (“Bradesco”) as of March 31, 2017 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three-month period then ended, as well as the summary of significant accounting policies and other explanatory notes (“the consolidated interim financial information”).

Management is responsible for the preparation and fair presentation of this interim consolidated financial information in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Central Bank of Brazil. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any facts that would lead us to believe that the consolidated interim financial information mentioned above were not prepared, in all material aspects, in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil.

Other matters

Interim statement of value added

We also reviewed the consolidated statement of value added (DVA) for the three-month period ended as of March 31, 2017, which was prepared under Bradesco’s Management responsibility and which presentation is required under the rules issued by the Securities and Exchange Commission of Brazil (CVM) and is considered a supplementary information in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Central Bank of Brazil that do not require the disclosure of the DVA. This statement was subject to the same review procedures described above and based on our review, we are not aware of any facts that would lead us to believe it was not prepared, in all material respects, consistently with the financial information take as a whole.

Osasco, April 26, 2017

KPMG Auditores Independentes

CRC  2SP028567/O-1 F SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC 1SP252418/O-3

174             Economic and Financial Analysis Report – March 2017

Consolidated Financial Statements, Independent Auditors' Report and Fiscal Council’s Report

Fiscal Council Report

The members of the Fiscal Council, in the exercise of their legal and statutory attributes, have examined the Management Report and the Financial Statements of Banco Bradesco S.A. for the first quarter of 2017, and the technical feasibility study of generation of taxable profits, restated at present value, in order to establish the Deferred Tax Asset according to CVM Instruction No. 371/02, Resolution No. 3.059/02, of the National Monetary Council and Circular No. 3.171/02, of the Brazilian Central Bank, and in view of the report of KPMG Independent Auditors, presented without reservations, are of the opinion that the stated documents, examined in light of the accounting practices adopted in Brazil, applicable to the institutions authorized to operate by the Brazilian Central Bank, appropriately reflect the assets and liabilities and financial status of the Company.

Cidade de Deus, Osasco, SP, April 26, 2017.

Ariovaldo Pereira – Coordinator

Domingos Aparecido Maia

José Maria Soares Nunes

João Carlos de Oliveira

Walter Luis Bernardes Albertoni

Bradesco  175

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 2, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.